Exhibit 2.1

ASSET PURCHASE AGREEMENT

dated as of September 26, 2012

among

EAGLE MATERIALS INC.,

as the Parent,

AUDUBON MATERIALS LLC,

as the Purchaser,

and

LAFARGE NORTH AMERICA INC.,

LAFARGE BUILDING MATERIALS INC.,

QUICKSILVER 2005, LLC

and

LAFARGE MIDWEST, INC.,

as the Sellers

i

LIST OF EXHIBITS

Exhibit A	—	Forms of Deeds
Exhibit B	—	Form of Sugar Creek Assignment and Assumption of Lease
Exhibit C	—	Form of Real Property Agreement Assignment
Exhibit D	—	Form of Sugar Creek Assignment and Assumption of Development Agreement
Exhibit E	—	Form of Bill of Sale and Assignment and Assumption Agreement
Exhibit F	—	Form of Transition Services Agreement
Exhibit G	—	Forms of Wichita Terminal Lease Documents
Exhibit H	—	Form of Software License Agreement
Exhibit I	—	Form of Estoppel

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT, entered into as of September 26, 2012, by and among Eagle Materials Inc., a Delaware corporation (the “Parent”), Audubon Materials LLC, a Delaware limited liability company (the “Purchaser”), Lafarge North America Inc., a Maryland corporation (“Lafarge”), and Lafarge Building Materials Inc., an Alabama corporation, Quicksilver 2005, LLC, a Delaware limited liability company and Lafarge Midwest, Inc., a Delaware corporation (collectively, the “Other Sellers” and, together with Lafarge, the “Sellers”).

W I T N E S S E T H:

WHEREAS, Lafarge owns, directly or indirectly, all of the issued and outstanding equity interests of each of the Other Sellers;

WHEREAS, the Sellers own or lease and operate the following facilities (the “Facilities”):

(a) the cement plants located in Sugar Creek, Missouri (the “Sugar Creek Plant”) and Tulsa, Oklahoma (the “Tulsa Plant” and, together with the Sugar Creek Plant, the “Cement Plants”);

(b) the cement distribution terminals located in Sugar Creek and Springfield, Missouri; Omaha, Nebraska; Iola and Wichita, Kansas; and Oklahoma City, Oklahoma (collectively, the “Terminals”);

(c) the Courtney Ridge quarry and Kentucky Road quarry located near Sugar Creek, Missouri (collectively, the “Quarries”); and

(d) eight (8) ready-mix plants located in or near Kansas City, Missouri and listed in Schedule 1.01(a)(i) hereto (collectively, the “Ready-Mix Plants”);

WHEREAS, the Sellers are engaged in the business (the “Business”) of (i) mining aggregates and limestone, at the locations identified in Schedule 1.01(a)(iii) hereto, (ii) producing, marketing, distributing and/or selling portland cement at or from the Cement Plants and the Terminals (the “Cement Business”), (iii) producing, marketing, distributing and selling concrete at or from the Ready-Mix Plants and (iv) conducting certain fly ash operations in the Kansas City area, including operations carried out pursuant to contractual arrangements with certain electric utilities in the Kansas City area, including KCPL (the “Fly Ash Operations”);

WHEREAS, the Parent owns, directly or indirectly, all of the issued and outstanding equity interests of the Purchaser;

WHEREAS, the Sellers desire to sell, convey, assign, transfer and deliver the Assets, which include substantially all of the properties, assets, rights and entitlements of the Sellers relating to the Business, to the Purchaser, upon the terms and conditions set forth herein;

WHEREAS, the Purchaser desires to acquire the Assets from the Sellers and is willing to assume the Assumed Liabilities, which consist of specified liabilities and obligations of the Sellers arising out of, in connection with or relating to the Business, upon the terms and conditions set forth herein; and

WHEREAS, capitalized terms used in this Agreement without definition have the respective meanings set forth in Section 9.01;

NOW, THEREFORE, in consideration of the premises, the terms and provisions set forth herein, the mutual benefits to be gained by the performance thereof and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF ASSETS

SECTION 1.01. Assets.

(a) Upon the terms and subject to the conditions set forth herein, at the Closing, the Sellers shall sell, convey, assign, transfer and deliver to the Purchaser the following properties, assets, rights, and entitlements (collectively, the “Assets”), free and clear of all Encumbrances (other than Permitted Encumbrances):

(i) all right, title and interest of each of the Sellers in and to the Owned Real Property;

(ii) all rights and interests of each of the Sellers in the Leased Real Property;

(iii) all right, title and interest of each of the Sellers in and to any reserves of aggregates, limestone, shale, clay or other raw materials that are located at, in or under any of the Real Property, including the sites listed in Schedule 1.01(a)(iii) hereto;

(iv) all right, title and interest in and to all Tangible Personal Property owned by the Sellers that is located at the Facilities or identified in Schedule 1.01(a)(iv) hereto or used, or held for use exclusively in connection with the Business;

(v) all rights and interests of the Sellers (A) in all Tangible Personal Property leased by the Sellers that is located at the Facilities or identified in Schedule 1.01(a)(v) hereto or used, or held for use exclusively in connection with the Business and (B) under the Leases pursuant to which such Tangible Personal Property is held including the Leases identified on Schedule 1.01(a)(v) hereto;

(vi) all right, title and interest in and to any Inventory that has not been sold or otherwise disposed of by the Sellers in the Ordinary Course of Business prior to the Closing;

(vii) all rights and interests in any Receivables arising in connection with the Business, other than the Excluded Receivables;

(viii) all right, title and interest in and to the Sugar Creek Assets;

(ix) all rights and interests of the Sellers in or under the Acquired Contracts;

(x) all rights and interests of the Sellers in respect of the Fly Ash Operations, including all rights and interests in or under the Contracts identified in Schedule 1.01(a)(x) hereto;

(xi) subject to the requirements of Section 5.09(a), all rights and interests in any prepaid rentals, advance payments, deposits, advances and other prepaid items, including prepaid rent, purchase price and deposits with lessors, suppliers and utilities, relating to the Business;

(xii) all rights and interests of the Sellers in or under any Permits issued in connection with the operation of the Business or the ownership, possession, occupancy or use of the Facilities, including the Permits identified in Schedule 1.01(a)(xii) hereto but excluding the Permits that are a part of the Excluded Assets;

(xiii) all electronic copies of (A) the software licensed to the Sellers for use in connection with the Business that is identified in Schedule 1.01(a)(xiii) hereto and installed on computer systems included in the Assets as of the Closing and (B) the Installed Commercial Software (collectively, the “Installed Software”);

(xiv) all rights and interests of the Sellers in and to the name “Quicksilver” (the “Acquired Mark”), together with all goodwill associated therewith and all rights of the Sellers to sue for and receive damages or other relief in respect of any past, present or future infringement or other violation of any rights thereto;

(xv) all rights and interests of the Sellers in and to the Business Confidential Information and the trade secrets, technical information, engineering and other know-how, non-public business and technical information, and customer and supplier information that is reflected in the Books and Records or is utilized exclusively in connection with the Business, in each of the foregoing cases, other than Intellectual Property relating to the Retained Proprietary Products and Retained Patented Products;

(xvi) all books and records of the Sellers that arise exclusively out of or relate exclusively to the Business or that are maintained in the Ordinary Course of Business at the Facilities (collectively, the “Books and Records”), including (1) Contracts and Leases to be assigned to the Purchaser hereunder, (2) books and records of account and other financial records, (3) catalogues, brochures, advertising materials, forms of purchase orders, sales orders and invoices and similar sales or marketing materials, (4) price lists, customer lists and correspondence, supplier lists and correspondence, mailing lists, credit records and correspondence and similar lists and correspondence, (5) manuals, data, records, facility designs, equipment configurations and information pertaining to materials, reserves, operations, research, development, maintenance and similar matters, (6) records or lists pertaining to supply, production, distribution, transportation, administration and similar matters and (7) engineering reports and studies, environmental reports and studies and other reports, studies or documents relating to any Real Property included in the Assets;

(xvii) (1) copies of those portions relevant to the operation of the Business of all books and records of the Sellers that arise primarily out of or relate primarily to the Business or are necessary for the operation of the Business (other than those included under the foregoing Section 1.01(a)(xvi)) and (2) electronic copies in native or other reasonably accessible format of all data relating primarily to the Business (whether such data was created by or is used in connection with the proprietary software of the Sellers, third party software or otherwise, and whether or not the Purchaser has or will acquire the right to use any such software) and necessary for the operation of Business, in each of the foregoing clauses (1) and (2), together with the right to use all trade secrets, technical information, engineering and other know-how, non-public business and technical information, customer and supplier information, and other confidential or proprietary information that is reflected therein to the extent necessary for the operation of the Business;

(xviii) all rights and interests in all telephone numbers and facsimile transmission numbers used by the Sellers exclusively in connection with the Business;

(xix) all rights and Claims (whether contingent or absolute, matured or unmatured and whether in tort, contract or otherwise) against any Person which relate to the Business, including warranty rights, indemnification rights, Liens, judgments, causes of action and rights of recovery; provided, however, that the Sellers shall retain, and the Purchaser shall have no right in respect of, any such rights or Claims against any Person to the extent that they relate to the Excluded Assets or Retained Liabilities;

(xx) subject to Section 1.01(b)(viii), all goodwill associated with the Business;

(xxi) all warranties and guarantees in favor of any Seller or any of its Affiliates relating to any of the Assets; and

(xxii) all core samples related exclusively to the Real Property.

(b) The parties agree that all property, assets, rights and entitlements of the Sellers not included in the Assets (the “Excluded Assets”) shall remain the property of the Sellers and shall not be acquired by the Purchaser under the terms of this Agreement, it being understood that, notwithstanding anything to the contrary in this Agreement, the Excluded Assets include the following properties, assets, rights and entitlements of the Sellers:

(i) all cash and cash equivalents of the Sellers;

(ii) all right, title and interest in the real property owned by the Sellers other than the Owned Real Property;

(iii) all right, title and interest of the Sellers in the real property leased by the Sellers other than the Leased Real Property;

(iv) all right, title and interest in and to any Inventory sold or otherwise disposed of in the Ordinary Course of Business prior to the Closing;

(v) all rights and interests of the Sellers in the Excluded Receivables;

(vi) all rights and interests of the Sellers in the Tulsa Fly Ash Joint Venture;

(vii) all rights and interests in any Contracts relating to the Business, including the Contracts identified in Schedule 1.01(b)(vii) hereto and all Contracts under which the Sellers are granted any rights with respect to the Installed Software, other than the Acquired Contracts;

(viii) all rights and interests of the Sellers in (A) the names “Lafarge” and the other Trademarks owned or used by the Sellers, including those identified in Schedule 1.01(b)(viii) hereto (collectively, the “Excluded Marks”), (B) all Intellectual Property related to Retained Proprietary Products or Retained Patented Products and (C) any other Intellectual Property of the Sellers (other than the Acquired Mark and the Intellectual Property to be acquired by the Purchaser pursuant to Section 1.01(a)(xiv) or (xv)), in each case together with all goodwill associated therewith, and all rights of the Sellers to sue for and receive damages or other relief in respect of any past, present or future infringement or other violation of any rights thereto (collectively, the “Excluded Intellectual Property”);

(ix) all rights and interests of the Sellers under any insurance policies, except to the extent provided in Section 5.07;

(x) all rights and interests of the Sellers in any Permits that are not transferable or assignable under applicable Law;

(xi) all books and records of the Sellers, other than the Books and Records and the rights to books and records described in Section 1.01(a)(xvi), including (A) minute books, capital stock ledgers and similar corporate records of the Sellers and (B) correspondence and documents prepared by the Sellers for internal evaluation purposes or related to any third party bid to purchase the properties and assets relating to the Business (collectively, the “Excluded Books and Records”);

(xii) all Contracts between any Seller or any of its Affiliates on the one hand and any third party on the other hand that have been entered into on a worldwide, national or regional basis (other than a Contract that relates exclusively to the Business or is listed on Schedule 3.10(a) hereto) (the “National Contracts”);

(xiii) all Overhead and Shared Services;

(xiv) all the rights of the Sellers under this Agreement and the other Ancillary Documents;

(xv) all Tax credits, deposits, advance payments, prepayments, refunds or any similar Tax items or attributes to the extent relating to the Excluded Assets or allocated to the Sellers under Section 5.08;

(xvi) all rights and interests related to the Benefit Plans;

(xvii) all rights and Claims of the Sellers to the extent that they relate to the Excluded Assets or Retained Liabilities; and

(xviii) all right, title and interest of the Sellers in the tangible personal property identified on Schedule 1.01(b)(xviii) hereto.

SECTION 1.02. Liabilities.

(a) From and after the Closing Date, the Purchaser shall assume, pay, perform and discharge the following liabilities and obligations (collectively, the “Assumed Liabilities”):

(i) all obligations of the Sellers under the terms and conditions of the Acquired Contracts to the extent that such obligations relate to and are required to be performed during periods after the Closing;

(ii) all obligations of the Sellers in respect of “prompt payment” discounts for any sales that result in Receivables included in the Assets;

(iii) all obligations of the Sellers under the terms and conditions of the Permits assigned to the Purchaser in accordance with Section 1.01(a)(xii), to the extent that such obligations relate to and are required to be performed during periods after the Closing;

(iv) all accounts payable of the Sellers that are included in Final Working Capital;

(v) all reclamation obligations and other asset retirement obligations of the Sellers arising out of or in connection with or relating to the Real Property (A) under any Legal Requirements that apply generally to persons engaged in mining activities conducted by the Business or (B) otherwise described in Schedule 1.02(a)(v) hereto;

(vi) (A) the obligation to pay all Series 2003B Lease Payments (as described in the Sugar Creek Lease) and (B) all other obligations of the Sellers under the terms and conditions of the Series B Bonds, the Sugar Creek Lease and the Sugar Creek Development Agreement, in each case, to be assigned to the Purchaser pursuant to the terms of the Sugar Creek Assignment and Assumption of Lease and the Sugar Creek Assignment and Assumption of Development Agreement, to the extent that such obligations relate to and are required to be performed during periods after the Closing (in the case of each of the obligations described above, other than the Series A Obligations);

(vii) any debt, liability or obligation of the Parent or the Purchaser arising under this Agreement or any of the Ancillary Documents;

(viii) any brokers’ or finders’ fees or similar fees or expenses relating to this Agreement or the Ancillary Documents or any of the transactions contemplated hereby or thereby to be borne by the Parent or the Purchaser in accordance with Section 10.01;

(ix) all obligations under the Air Quality Consent Decree that the Purchaser expressly assumes pursuant to Section 5.20;

(x) all liabilities or obligations for any Taxes for which the Purchaser is responsible in accordance with the provisions of Section 5.08; and

(xi) all liabilities and obligations in connection with Employees for which the Purchaser is responsible in accordance with the provisions of Section 5.10, it being understood that, except as otherwise provided in Section 5.10, such liabilities and obligations shall be Assumed Liabilities only to the extent that such liabilities and obligations relate to and are required to be performed during periods after the Closing.

(xii) all liabilities and obligations identified in Schedule 1.02(a)(xii) hereto.

(b) Notwithstanding anything to the contrary contained in this Agreement, the Purchaser shall not, and shall have no obligation to, assume, pay, perform or discharge any debts, liabilities or obligations of any kind, character or description whatsoever (whether absolute or contingent, known or unknown, asserted or unasserted) arising from or in connection with the conduct of the Business prior to the Closing, other than the Assumed Liabilities and, notwithstanding anything to the contrary contained in this Agreement, shall not be obligated to assume any of the following debts, liabilities or obligations of the Sellers (collectively, the “Retained Liabilities”), whether or not the same are disclosed to the Parent or the Purchaser in or pursuant to this Agreement or otherwise:

(i) any Indebtedness of the Sellers or Series A Obligations, other than Indebtedness under the Series B Bonds, the Sugar Creek Lease and the Sugar Creek Development Agreement (other than the Series A Obligations);

(ii) any obligations or liabilities in respect of rebates, discounts or allowances payable to any customer of the Sellers arising under any National Contract (whether arising before or after the Closing) and any Sales Contracts relating to the Business arising out of sales made prior to Closing (other than any “prompt payment” discounts assumed pursuant to Section 1.02(a)(ii));

(iii) any liabilities arising out of or in connection with (A) any product or service warranties or guarantees given by any Seller in connection with or (B) Claims for personal injuries, property damage or losses that involve, in each case, any product sold, delivered or otherwise disposed of, or any service performed or delivered, by the Sellers prior to the Closing Date;

(iv) except for the obligations expressly assumed by the Purchaser pursuant to Section 5.20, any liabilities of the Sellers arising from or relating to any Legal Proceeding that is pending or has been threatened against the Sellers or their properties or assets or that arise from or relate to actions, events, occurrences or developments that occurred prior to Closing (whether or not covered by insurance);

(v) all liabilities or obligations for any Taxes for which the Sellers are responsible in accordance with the provisions of Section 5.08;

(vi) any debts, liabilities or obligations of the Sellers arising out of or relating to the use or exploitation by the Sellers of rights and interests in any Intellectual Property;

(vii) subject to Section 1.03, any liabilities or obligations of the Sellers arising from any breach or violation by the Sellers of the terms and provisions of any Contract or Lease;

(viii) subject to Section 1.03, any liabilities or obligations arising from or relating to a breach or violation by the Sellers of any Law or Order applicable to any Seller or to the Business;

(ix) any Pre-Closing Environmental Liabilities;

(x) any debt, liability or obligation arising under the Air Quality Consent Decree, except for the obligations expressly assumed by the Purchaser pursuant to Section 5.20;

(xi) any debt, liability or obligation of the Sellers arising under this Agreement or any of the Ancillary Documents;

(xii) any brokers’ or finders’ fees or similar fees or expenses relating to this Agreement or the Ancillary Documents or any of the transactions contemplated hereby or thereby to be borne by the Sellers in accordance with Section 10.01; or

(xiii) except as otherwise expressly provided in this Agreement, any debt, liability or obligation of any Affiliates of the Sellers (whether or not similar to any of the categories of debts, liabilities or obligations of the Sellers described above).

SECTION 1.03. Nontransferable Contracts.

At least three (3) Business Days prior to the Closing Date, Lafarge shall provide to the Purchaser a list of all material Nontransferable Contracts included in the Assets that it expects will not be assigned to the Purchaser at the Closing as a result of the provisions of the immediately following sentence. Notwithstanding anything to the contrary contained in Section 1.01(a), the Sellers shall not be required to assign to the Purchaser at the Closing any Nontransferable Contracts (or any rights related thereto, including to any Software) if the assignment or attempted assignment thereof would result in a breach or violation of, or default under, the terms thereof (any such Nontransferable Contracts being hereinafter referred to as “Retained Contracts”). Each of the Sellers, the Parent and the Purchaser agrees that from and after the Closing Date it will take, or cause to be taken, all reasonable actions necessary to obtain as promptly as practicable any required consent, approval or authorization to the assignment or other transfer of the Retained Contracts to the Purchaser. If and so long as any required consent, approval or authorization to the assignment or other transfer of any Retained Contracts to the Purchaser shall not have been obtained, the parties shall establish an agency-type relationship or other similar arrangement reasonably satisfactory to the Sellers and the Purchaser under which (i) the Purchaser is provided with such rights and benefits under such Retained Contracts as will not result in a violation or breach of, or constitute a default under, applicable Law or the terms of such Retained Contracts, including enforcement by the Sellers for the account of the Purchaser of any and all rights and benefits of the Sellers under such Retained Contracts, and (ii) as between the Purchaser and the Sellers, the Purchaser shall assume all obligations of the Sellers under such Retained Contracts, and all liabilities for the failure to perform such obligations, to the extent such obligations relate to and are required to be performed during periods after the Closing, and without limiting the generality of the foregoing, the Purchaser will (A) be responsible, as a subcontractor or service provider to the Sellers, for the completion of any work or provision of any goods or services thereunder to be performed or provided after the Closing, (B) bear all Taxes (if any) imposed or levied solely with respect thereto or arising therefrom and (C) be responsible for any breach of warranty for goods or services provided by the Purchaser thereunder or any related repurchase, indemnity or service obligations owed to the third-party contract party under any such Retained Contract arising out of Purchaser’s performance thereof. Notwithstanding anything to the contrary contained in this Agreement, if, as a condition to the assignment of any Retained Contract, the counterparty thereto requests a parent guaranty by the Parent of the obligations that would be assumed by the Purchaser and the Parent refuses to provide such guaranty, then the applicable Seller may, after sixty (60) days following the later of (i) the Closing Date or (ii) the date upon which the counterparty requests a parent guaranty, terminate such Retained Contract if and to the extent permitted under the terms thereof (without the payment of any penalty or termination fee). The Sellers shall not be required to exercise any options to extend or renew the term of any Retained Contracts.

SECTION 1.04. Purchase Price.

The consideration to be paid by the Purchaser to the Sellers in consideration of the sale, conveyance, assignment, transfer and delivery of the Assets shall be (a) cash in the amount of $445,600,000 (the “Base Price”), as adjusted pursuant to Section 1.05 (the “Purchase Price”) plus (b) the assumption by the Purchaser of the Assumed Liabilities.

SECTION 1.05. Working Capital Adjustment.

(a) The following preliminary adjustment to the Purchase Price in respect of Net Working Capital shall be made at the Closing:

(i) No later than three (3) Business Days prior to the Closing Date, Lafarge shall prepare and deliver to the Parent a certificate of the Chief Financial Officer of Lafarge (the “Initial CFO Certificate”) setting forth an estimated calculation of the Net

Working Capital as of the Closing Date prepared in accordance with the Working Capital Principles (“Estimated Working Capital”), together with reasonable supporting documentation. Thereafter, at the request of the Parent, Lafarge shall give the Parent reasonable access during normal business hours to the Books and Records and any other books and records of the Sellers that relate to the Business that are relevant to the calculation of the Estimated Working Capital. In addition, the Sellers shall make representatives of the Sellers reasonably available to answer questions with respect to the calculation of the Estimated Working Capital. The Sellers and the Parent shall cooperate in good faith and endeavor to resolve any disputes regarding the calculation of the Estimated Working Capital. If the parties agree to any changes to the Estimated Working Capital, the term “Estimated Working Capital” as used in this Agreement shall be deemed to reflect such changes.

(ii) At the Closing, (A) if Estimated Working Capital is less than $31,500,000, then an amount equal to the difference between the Estimated Working Capital and $31,500,000 shall be subtracted from the Base Price and (B) if Estimated Working Capital is greater than $31,500,000, then an amount equal to the difference between $31,500,000 and the Estimated Working Capital shall be added to the Base Price.

(b) The following final adjustment to the Purchase Price in respect of Net Working Capital shall be made after the Closing:

(i) No later than ninety (90) days after the Closing Date, the Parent shall prepare and deliver to Lafarge a certificate of the Chief Financial Officer of the Parent (the “Final CFO Certificate”) setting forth a proposed calculation of Net Working Capital for purposes of the final adjustment contemplated by this Section 1.05(b) (“Final Working Capital”) prepared in accordance with the Working Capital Principles, together with reasonable supporting documentation. Thereafter, at the request of either Lafarge or the Parent, the other party shall give Lafarge or the Parent (as the case may be) access during normal business hours to the Books and Records and the other books and records of the Sellers relating to the Business that are relevant to the calculation of Final Working Capital (it being understood that the obligations of Lafarge pursuant to this sentence shall be limited to providing access to any books and records retained by it pursuant to this Agreement or the Transition Services Agreement). In addition, the Parent shall make its representatives reasonably available to answer questions with respect to the calculation of the Final Working Capital.

(ii) Lafarge shall be entitled to dispute the calculation of the Final Working Capital set forth in the Final CFO Certificate if it delivers a written notice (an “Objection Notice”) to the Parent within sixty (60) days after delivery of the Final CFO Certificate (the “Objection Period”) in which it objects to the calculation by the Parent of the Final Working Capital. The Objection Notice shall contain a reasonably detailed description of any changes that Lafarge proposes to be made to the calculation of Final Working Capital set forth in the CFO Certificate. If Lafarge does not deliver an Objection Notice to the Parent within the Objection Period, Lafarge shall not be entitled to dispute the calculation of Final Working Capital set forth in the Final CFO Certificate, which shall be final and binding on each of the parties.

(iii) If Lafarge delivers an Objection Notice to the Parent within the Objection Period, the Parent and Lafarge shall attempt in good faith to agree upon the amount of the Final Working Capital during the period commencing on the date of delivery of the Objection Notice and ending 30 days thereafter (the “Negotiation Period”). If the Parent and Lafarge agree in writing on the Final Working Capital (whether such amounts are the same as or different from the amounts set forth in the Final CFO Certificate) during the Negotiation Period, the Final Working Capital shall be the amounts agreed upon by the parties.

(iv) If the Parent and Lafarge do not agree in writing on the Final Working Capital prior to the expiration of the Negotiation Period, each party shall submit to the other, not later than ten days after the end of the Negotiation Period, a statement containing its calculation of the items in dispute (each, an “Arbiter Statement”), which shall include only those items set forth in the Objection Notice that remain in dispute at the expiration of the Negotiation Period, to KPMG LLP or, if such firm declines to serve as accounting arbiter or the parties agree in writing not to engage such firm, such other firm of independent public accountants mutually agreed upon by the Parent and Lafarge (in either case, the “Accounting Arbiter”), which firm shall make a final and binding determination as to all matters in dispute as promptly as practicable after its appointment. In determining the proper amount of the Final Working Capital, the Accounting Arbiter shall be bound by the terms of this Section 1.05 and may not increase the amount of any item in dispute above the highest amount set forth in the Arbiter Statements nor decrease any such amount below the lowest amount set forth in the Arbiter Statements. The Accounting Arbiter shall send its written determination of the Final Working Capital, to the Parent and Lafarge, and such determination and calculation shall be final and binding on the parties, absent fraud or manifest error. The fees and expenses of the Accounting Arbiter shall be borne by Lafarge and the Parent in inverse proportion to the dollar amount of the items in dispute set forth in the Arbiter Statements as to which such party prevails in the accounting arbitration, which proportionate allocations shall also be determined by the Accounting Arbiter at the time it renders its determination on the merits of the matters in dispute. The Accounting Arbiter may not award damages, interest or penalties to any party with respect to any matter.

(v) No later than five (5) days after a final and binding determination of the Final Working Capital has been made in accordance with the applicable provisions of this Section 1.05(b), (A) if the Purchase Price is greater than the Base Price, as adjusted pursuant to Section 1.05(a), then the Purchaser shall make a payment equal to such difference in immediately available funds to such account or accounts as is designated in writing by Lafarge (it being agreed that Lafarge shall be entitled to direct that such payment be divided between Lafarge, on the one hand, and the other Sellers, on the other hand) or (B) if the Base Price, as adjusted pursuant to Section 1.05(a), is less than the Purchase Price, then Lafarge and the Sellers shall make payments in an aggregate amount (to be divided between Lafarge, on the one hand, and the other Sellers, on the other hand, in such proportions as Lafarge shall direct) equal to such difference in immediately available funds to such account or accounts as is designated in writing by the Parent.

SECTION 1.06. Purchase Price Allocation.

(a) The parties agree that the Purchase Price (adjusted to reflect the “purchase price” for U.S. federal, state and local tax purposes) shall be allocated among the Assets and among the Sellers in accordance with an allocation prepared in compliance with Section 1060 of the Code and the Treasury regulations promulgated thereunder (the “Allocation”). No later than 90 days after the Closing Date, the Parent shall deliver a proposed Allocation to Lafarge, prepared in good faith and in accordance with applicable Law. Thereafter, at the request of Lafarge, the Parent shall give Lafarge reasonable access during normal business hours to the books and records of the Business relevant to the Allocation. In addition, representatives of the Parent will be reasonably available to answer questions with respect to the Allocation.

(b) If Lafarge has any objections to the proposed Allocation, Lafarge shall notify the Purchaser in writing of such objections (the “Allocation Objections”) no later than forty-five (45) days after delivery of the proposed Allocation. The Allocation Objections, if any, shall set forth in reasonable detail the basis for any disagreement with the proposed Allocation prepared by the Parent. If Lafarge does not deliver Allocation Objections to the Parent by the date specified above, the proposed Allocation delivered by the Parent to Lafarge shall be final and binding on each of the parties.

(c) Upon delivery of the Allocation Objections, the Parent and Lafarge shall use commercially reasonable efforts to resolve all items in dispute with respect to the Allocation. Without limiting the generality of the foregoing, upon delivery of the Allocation Objections, each of the Parent and Lafarge shall promptly (but in no event later than five days after delivery of such objections) designate a senior financial officer of such party to participate in discussions regarding the Allocation with a senior financial officer of the other party. Thereafter, the Parent and Lafarge shall cause the senior financial officers designated by them to meet one or more times (as necessary under the circumstances) to resolve any differences between the parties with respect to the Allocation Objections. If the Parent and Lafarge agree in writing upon the items in dispute within forty (40) days after delivery of the Allocation Objections, the agreement reached by the parties as to the Allocation shall be final and binding on the parties. If the Parent and Lafarge are unable to resolve all items in dispute within forty (40) days after delivery of the Allocation Objections, each party shall be permitted to adopt its own position with regard to the Allocation, and neither party shall have any further obligations to the other with respect to the Allocation of the Purchase Price among the Assets for Tax purposes.

(d) If the Allocation (as revised by agreement of the parties, if applicable) becomes final and binding in accordance with the provisions of Section 1.06(b) or Section 1.06(c) (the “Final Allocation”), then (i) the parties shall follow the Final Allocation for all relevant Tax purposes (including the filing of any Tax Return), (ii) any subsequent adjustments to the “purchase price” (as determined for U.S. federal, state or local law purposes, including to reflect the Final Working Capital determined pursuant to Section 1.05) shall be reflected in the Final Allocation in a manner consistent with Section 1060 of the Code and the Treasury regulations promulgated thereunder, (iii) the transactions contemplated in this Agreement shall be reported in a manner consistent with the Final Allocation, and none of the parties shall, except as required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any comparable provision of any state or local law), take any position inconsistent therewith in any Tax Return, in any refund claim, in any Legal Proceeding, or otherwise, and (iv) the Sellers, on the one hand, and the Purchaser and the Parent, on the other hand, (A) shall prepare mutually acceptable and substantially identical IRS Forms 8594 (and other similar Tax Returns), (B) shall furnish the other with a copy of such forms within a reasonable period before its filing due date, (C) shall notify each other and cooperate in case of an audit or other investigation or dispute with respect to the Final Allocation or the treatment provided in Section 8.04(c), and (D) shall cooperate and provide the others promptly with any other information required to complete Form 8594 or any other applicable Tax Return.

SECTION 1.07. Receivables Settlement.

Within thirty (30) days after the determination of Final Working Capital in accordance with the provisions of Section 1.05(b) (or, if such determination is not made within 180 days after the Closing, within five (5) days after such determination is made), the Parent shall deliver a written notice to Lafarge (a) identifying any Receivables included in the Final Working Capital that (i) as of the Closing Date, were aged (180) days or more from the due date and (ii) the Parent elects in its sole discretion to require the Sellers to repurchase in accordance with the terms of this Section 1.07 (such trade account receivables being hereinafter referred to as the “Repurchased Receivables”) and (b) certifying that the Parent and the Purchaser used reasonable best efforts to collect the Repurchased Receivable during the period from and after the Closing until delivery of such notice. Within thirty (30) days after delivery of such notice to Lafarge, (i) the Purchaser shall transfer to Lafarge, and Lafarge shall acquire and accept from the Purchaser, the Repurchased Receivables and (ii) Lafarge shall pay to the Purchaser an amount in cash equal to the excess, if any, of (a) the aggregate amount of the Repurchased Receivables, less any amount previously collected in respect thereof by the Purchaser from the obligor thereon, over (b) the reserve or allowance applicable to such Receivables in the calculation of Final Working Capital.

ARTICLE II

THE CLOSING

SECTION 2.01. Closing.

The closing of the transactions contemplated by this Agreement, including all payments and deliveries contemplated by this Article II (the “Closing”), shall take place at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006 or by exchange of executed documents by Electronic Transmission (followed by an exchange of executed originals after the Closing) at 9:00 a.m., Eastern time, on the first

Target Closing Date occurring on or after the third (3rd) Business Day following the satisfaction or waiver of the conditions to Closing set forth in Article VI (other than those conditions that by their nature can only be satisfied at the time of Closing) or (b) at such other place, time or date as the Parent and Lafarge may agree in writing (the “Closing Date”). For purposes of this Section 2.01, a “Target Closing Date” means November 30, 2012, December 14, 2012 and December 20, 2012

SECTION 2.02. Deliveries by the Sellers; Certain Actions.

(a) At the Closing, the Sellers shall deliver, or cause to be delivered, to the Purchaser each of the following:

(i) a Deed, substantially in the form of Exhibit A-1, A-2, A-3 or A-4 hereto (as applicable depending on the location of the applicable tract of Owned Real Property), with respect to each tract of Owned Real Property, in each case duly executed and acknowledged by the appropriate Seller;

(ii) the Sugar Creek Assignment and Assumption of Lease, substantially in the form attached as Exhibit B hereto (with such changes as may be reasonably requested by the City of Sugar Creek), duly executed and acknowledged by Lafarge, and a memorandum of the Sugar Creek Assignment and Assumption of Lease, in a form reasonably acceptable to the Sellers and the Purchaser, duly executed and acknowledged by Lafarge;

(iii) subject to Section 1.03, an instrument of assignment, substantially in the form attached as Exhibit C hereto (a “Real Property Agreement Assignment”), for each Real Property Agreement included in the Assets (except for the Sugar Creek Lease and any Rights of Way that do not require an assignment pursuant to the terms of the document governing the applicable Right of Way), in each case duly executed and acknowledged by the appropriate Seller and, if the related Real Property Agreement permits recording, in proper form for recording in the applicable recording office, together with, if requested by the Parent, a memorandum of the assignment, in a form reasonably acceptable to the Sellers and the Purchaser, duly executed and acknowledged by the appropriate Seller;

(iv) an assignment and assumption of the Sugar Creek Development Agreement, substantially in the form attached as Exhibit D hereto with such changes as may reasonably be requested by the City of Sugar Creek (the “Sugar Creek Assignment and Assumption of Development Agreement”), duly executed and acknowledged by Lafarge;

(v) a Bill of Sale and Assignment and Assumption Agreement (the “Assignment and Assumption Agreement”), substantially in the form attached as Exhibit E hereto, duly executed by the Sellers;

(vi) original Series B Bonds issued in the name of the Purchaser in the aggregate outstanding principal amount of $103,000,000 (the “Purchaser Bonds”), which bonds shall bear the manual or facsimile signature of the Mayor of the City of

Sugar Creek, shall be attested by the manual or facsimile signature of the City Clerk of the City of Sugar Creek, shall bear the corporate seal of the City of Sugar Creek and shall be authenticated and delivered to the Purchaser by the IRD Bond Trustee in accordance with the terms of the IRD Bond Indenture;

(vii) such other deeds, general conveyances, endorsements, bills of sale, assignments, real estate sales validation questionnaires, notices, and other good and sufficient instruments of sale, conveyance, assignment, transfer and delivery as the Purchaser may reasonably request in order more effectively to vest in the Purchaser all right, title and interest in and to the Assets, in each case duly executed and (if requested by the Purchaser) acknowledged by the appropriate Sellers;

(viii) copies of (A) a written consent from the City of Sugar Creek to the assignment of the Sugar Creek Lease and, to the extent required by the City of Sugar Creek, the Sugar Creek Development Agreement to the Purchaser that meets the requirements of the Sugar Creek Lease and the Sugar Creek Development Agreement, respectively, and is in form and substance reasonably satisfactory to the Purchaser and (B) any other consents, approvals, authorizations and Orders of Governmental Authorities and third parties that have been received prior to the Closing in order to effect the sale, conveyance, assignment, transfer and delivery of the Assets in accordance with Article I;

(ix) the evidence and other documents (including any additional documentation required under Section 306 of the IRD Bond Indenture and any arrangement reasonably requested by the IRD Bond Trustee in connection therewith) relating to the IRD Bond Transactions to be consummated prior to or at the Closing that are described in Schedule 6.02(e) hereto;

(x) to the extent received prior to the Closing, releases of Encumbrances or other documentation necessary to cause the discharge and removal of all Encumbrances on or affecting the Assets, other than Permitted Encumbrances;

(xi) the Transition Services Agreement substantially in the form attached as Exhibit F hereto (the “Transition Services Agreement”), duly executed by Lafarge;

(xii) the Wichita Terminal Lease Agreement, substantially in the form attached as Exhibit G hereto (the “Wichita Terminal Lease Agreement”), duly executed by Lafarge, together with a memorandum of the Wichita Terminal Lease Agreement, in substantially the form attached to the Wichita Terminal Lease Agreement, duly executed and acknowledged by Lafarge;

(xiii) the Cement Supply Agreement, substantially in the form previously agreed by the parties in writing (the “Cement Supply Agreement”), duly executed by Lafarge;

(xiv) the Fuel Supply Agreements relating to the Tulsa Plant and the Sugar Creek Plant, in each case substantially in the form previously agreed by the parties in writing (the “Fuel Supply Agreements”), duly executed by Systech;

(xv) the Third Party Estoppels, to the extent received prior to Closing by the Sellers;

(xvi) the Software License Agreement, substantially in the form attached as Exhibit H hereto (the “Software License Agreement”), duly executed by Lafarge;

(xvii) a certificate from each Seller, that satisfies the requirements of Treasury Regulation Section 1.1445-2(b)(2), certifying that, as of the Closing Date, such Person is not a “foreign person” within the meaning of Section 1445 of the Code;

(xviii) a certificate of each Seller certifying to the effect set forth in Section 6.02(a), Section 6.02(b), and Section 6.02(e), dated the Closing Date and signed on behalf of each Seller by a duly authorized officer of each such Seller;

(xix) evidence reasonably satisfactory to the Parent that this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby have been duly authorized by each Seller by all necessary corporate or other action, including the delivery of a certificate of the Secretary of Lafarge certifying (A) that the resolutions of the board of directors of each Seller authorizing and approving the execution, delivery and performance by such Seller of this Agreement and the Ancillary Documents have been duly adopted and as of the Closing Date have not been amended, modified or rescinded and (B) that the authorized officers of the Sellers executing this Agreement and the Ancillary Documents are duly authorized to execute the same; and

(xx) a receipt for the Purchase Price (in the amount paid at Closing), duly executed by the Sellers.

(b) In addition, prior to or at the Closing, the Sellers shall take each of the following actions:

(i) the Sellers shall direct the Purchaser to make a deposit (the “Series A Deposit”) on behalf of the Sellers with the IRD Bond Trustee, of funds (consisting of Eligible Moneys (as defined in the IRD Bond Indenture), which may take the form of Government Obligations (as defined in the IRD Bond Indenture)) in an amount sufficient to redeem, on June 1, 2013, all of the outstanding Series A Bonds and discharge all obligations of the City of Sugar Creek arising thereunder (including the payment of the principal of, premium, and interest payable on all of the outstanding Series A Bonds to accrue through June 1, 2013), all as required under the terms of the IRD Bond Indenture;

(ii) take all other actions required to consummate the IRD Bond Transactions;

(iii) arrange for the delivery, within a commercially reasonable period of time after the Closing Date (but not to exceed thirty (30) Business Days thereafter), of the Books and Records to the Purchaser at the address specified as its location for notice in Section 10.03, except to the extent that such Books and Records are located and held at the Facilities as of the Closing Date; and

(iv) take such other actions as are necessary or appropriate to put the Purchaser in actual possession and operating control of the Assets.

SECTION 2.03. Payment of Purchase Price; Deliveries by the Parent and the Purchaser.

(a) At the Closing, the Parent shall cause the Purchaser to pay to the Sellers (in such proportions as they shall specify in writing) an amount in cash equal to (i) the Base Price, as adjusted pursuant to Section 1.05(a), less (ii) the Series A Deposit. Such amount shall be paid by wire transfer of immediately available funds to such account or accounts as the Sellers shall specify in writing at least twenty-four (24) hours prior to the Closing. In addition, at the Closing, the Parent shall cause the Purchaser to cause the Series A Deposit to be deposited on behalf of the Sellers with the IRD Bond Trustee.

(b) At the Closing, the Parent shall cause the Purchaser to deliver, or cause to be delivered, to the Sellers each of the following:

(i) the Sugar Creek Assignment and Assumption of Lease, duly executed and acknowledged by the Purchaser;

(ii) the Sugar Creek Development Agreement Assignment and Assumption, duly executed and acknowledged by the Purchaser;

(iii) a letter of representations to the IRD Bond Trustee substantially in the form required by the IRD Bond Trustee containing certain representations to be made to the IRD Bond Trustee;

(iv) subject to Section 1.03, a Real Property Agreement Assignment for each Real Property Agreement included in the Assets (except for the Sugar Creek Lease), duly executed and acknowledged by the Purchaser;

(v) the Assignment and Assumption Agreement, duly executed by the Purchaser;

(vi) the Transition Services Agreement, duly executed by the Purchaser;

(vii) the Wichita Terminal Lease Agreement, duly executed by the Purchaser;

(viii) the Cement Supply Agreement, duly executed by the Purchaser;

(ix) the Fuel Supply Agreements, in each case duly executed by the Purchaser;

(x) the Software License Agreement, duly executed by the Purchaser;

(xi) evidence reasonably satisfactory to the Sellers that this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby have been duly authorized by each of the Parent and the Purchaser by all necessary corporate or other action, including the delivery of a certificate of the Secretary of each of the

Parent and the Purchaser certifying (a) that the resolutions of the board of directors or the sole member of the Parent and the Purchaser, as applicable, authorizing and approving the execution, delivery and performance by the Parent and the Purchaser of this Agreement and the Ancillary Documents have been duly adopted and as of the Closing Date have not been amended, modified or rescinded and (b) that the authorized officers of the Parent and the Purchaser executing this Agreement and the Ancillary Documents are duly authorized to execute the same; and

(xii) a certificate of the Parent and the Purchaser certifying to the effect set forth in Section 6.03(a) and Section 6.03(b), dated the Closing Date and signed on behalf of the Parent and the Purchaser by a duly authorized officer of each of the Parent and the Purchaser.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE SELLERS

The Sellers hereby jointly and severally represent and warrant to the Purchaser and the Parent as of the date of this Agreement and the Closing Date (or, in the case of representations and warranties that by their terms speak as of a specified date, such specified date), subject to such exceptions as are specifically disclosed in the disclosure schedule (referencing the appropriate section and subsection numbers; provided, however, that the information set forth in one section or subsection thereof shall be deemed to apply to each other section or subsection thereof to which its relevance is reasonably apparent on the face of such disclosure) supplied by the Sellers to the Purchaser and the Parent as of the date of this Agreement (the “Disclosure Schedule”) as follows:

SECTION 3.01. Organization and Qualification.

Each of the Sellers is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on the Business as presently conducted. Each of the Sellers is duly qualified and in good standing as a foreign corporation authorized to do business in each jurisdiction in which the nature of its activities which relate to the Business or the character of the Assets makes such qualification necessary, except where the failure to be so qualified would not have a Material Adverse Effect.

SECTION 3.02. Authority; Binding Effect.

Each of the Sellers has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and the Ancillary Documents to which it is or is to be a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of the Sellers of this Agreement and the Ancillary Documents to which it is or is to be a party, the performance by it of its obligations hereunder and thereunder and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of each Seller and all necessary action, if any, on the part of its stockholders. This Agreement has been, and at the Closing each Ancillary Document to which each of the Sellers is to be a party will be, duly executed and delivered by each of the Sellers and (assuming due and valid authorization, execution and delivery hereof and thereof by the other parties thereto) constitutes or will constitute a legal, valid and binding agreement of each of the Sellers, enforceable against each of them in accordance with the terms hereof and thereof, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and the availability of equitable remedies.

SECTION 3.03. Absence of Conflicts.

The execution and delivery by each of the Sellers of this Agreement and the Ancillary Documents to which it is or is to be a party, the performance by it of its obligations hereunder and thereunder and the consummation by it of the transactions contemplated hereby or thereby do not and will not (alone or in combination with any other event or circumstance) (a) conflict with, or result in any violation or breach of, any provision of the Charter or Bylaws of any of the Sellers, (b) conflict in any respect with, result in any violation or breach of, constitute a default under, give rise to any right of termination, cancellation or acceleration (with or without notice or the lapse of time or both) pursuant to, result in the loss of any benefit under, or result in a declaration or finding of the voidness or voidability of any term or provision of, any note, bond, mortgage, indenture, lease, franchise, permit, license, Contract or other instrument or document to which any of the Sellers is a party or by which its properties or assets are or may be bound, (c) conflict in any respect with, or result in any violation of, any Law or Order applicable to any of the Sellers or its properties or assets or (d) result in the creation of, or impose on any of the Sellers the obligation to create, any material Encumbrance upon the Assets (other than any Permitted Encumbrance), except, in the case of the preceding subclauses (b) and (c), to the extent that any such violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.04. Governmental Authorizations and Filings.

There is no requirement applicable to any of the Sellers to obtain any consent, approval, authorization or Order of, or to make or effect any declaration, filing or registration with, any Governmental Authority for the valid execution and delivery by any of the Sellers of this Agreement or any of the Ancillary Documents to which it is or is to be a party, the due performance by it of its obligations hereunder or thereunder or the lawful consummation by it of the transactions contemplated hereby or thereby, other than (a) as may be required pursuant to the HSR Act, (b) any consent or other action of the City of Sugar Creek that is required in connection with the IRD Bond Transactions as described herein, (c) any consent, filing, registration or approval required under the Permits issued pursuant to the Resource Conservation and Recovery Act for the Tulsa Plant or (d) as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

SECTION 3.05. Financial Statements.

(a) Attached as Schedule 3.05(a) hereto are true and correct copies of the audited combined balance sheet of the Business as of December 31, 2010 and December 31, 2011 (the “Latest Audited Balance Sheet”), and the related audited combined statements of operations, statements of changes in net parent investment and statements of cash flows of the Business for the fiscal years ended on such dates (collectively, the “Audited Financial Statements”), accompanied by the report thereon by Ernst & Young LLP (“Ernst & Young”).

(b) Attached as Schedule 3.05(b) hereto are true and correct copies of the unaudited condensed combined balance sheets of the Business as of June 30, 2012 (the “Latest Unaudited Balance Sheet”), the related unaudited condensed combined statements of operations for the three (3) and six (6) month periods ended June 30, 2011 and June 30, 2012 and the related unaudited condensed combined statements of cash flows of the Business for the six (6) month period ended June 30, 2012 and the corresponding period in the year ended December 31, 2011 (collectively, the “Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).

(c) The Financial Statements (i) were derived from and have been prepared in accordance with the underlying books and records of the Sellers, (ii) have been prepared in accordance with U.S. GAAP, consistently applied throughout the periods covered thereby (except as may be indicated in the notes thereto and, in the case of the Unaudited Financial Statements, as may be permitted by the Securities and Exchange Commission (“SEC”) for financial statements included in Quarterly Reports on Form 10-Q), (iii) fairly present the assets, liabilities (including all reserves) and financial position of the Business as of the dates thereof and the results of operations, changes in net parent investment and changes in cash flows of the Business for the periods then ended, subject, in the case of the Unaudited Financial Statements, to normal year-end audit adjustments permitted by U.S. GAAP that are not expected to be material. There were no material changes in the method of application of the accounting policies of the Business or changes in the method of applying the use of estimates in the preparation of the Unaudited Financial Statements as compared with the Audited Financial Statements.

(d) The Sellers’ system of internal controls over financial reporting in respect of the Business is sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, consistently applied, and to derive from such financial statements, financial statements in conformity with U.S. GAAP, (ii) that transactions are executed only in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the assets of the Sellers.

SECTION 3.06. Absence of Undisclosed Liabilities.

Except as fully reflected or reserved for or disclosed on the Latest Unaudited Balance Sheet, the Sellers have no material debts, liabilities or obligations relating to the Business of any nature, either accrued, contingent, unasserted or otherwise (whether or not required to be reflected on a balance sheet in accordance with U.S. GAAP), and whether due or to become due, other than (a) liabilities or obligations incurred since the date of the Latest Unaudited Balance Sheet in the Ordinary Course of Business, (b) obligations arising or resulting from the terms of any Contract existing on the date of this Agreement or entered into after the date of this Agreement in compliance with the terms of this Agreement (but excluding any liabilities arising out of or relating to any breach or default by any Seller (or any of its Affiliates) of any such Contract), (c) Retained Liabilities or (d) the liabilities and obligations identified in Schedule 3.06 hereto.

SECTION 3.07. Absence of Certain Changes or Events.

Since the date of the Latest Unaudited Balance Sheet through the date of this Agreement, the Sellers have conducted the Business in the Ordinary Course of Business and there has not been:

(a) any event, change, development or occurrence that has had or would reasonably be expected to have a Material Adverse Effect;

(b) any sale, assignment, transfer or other disposition of any material properties or assets relating to the Business, other than (i) any Excluded Assets, (ii) any Inventory sold to third parties in the Ordinary Course of Business or (iii) any properties set forth on Schedule 3.07(b) hereto;

(c) any material Encumbrance (other than any Permitted Encumbrance) created on or arising with respect to any material properties or assets relating to the Business, other than any Excluded Assets;

(d) any material damage, destruction or casualty loss (whether or not insured against) affecting any material properties or assets relating to the Business, other than the Excluded Assets;

(e) any revocation or termination or material curtailment or reduction, or any notice of any threatened revocation or termination or material curtailment or reduction of any material Permits or utilities (including, water supply or gas or electric service) that relate to the Business;

(f) any cancellation by the Sellers of any material debt or waiver of any material Claim or right of value relating to the Business; or

(g) any increase in the compensation paid or payable, whether pursuant to a Benefit Plan or otherwise, to any of the officers, employees, consultants or agents whose employment relates to the Business or who render services in connection therewith or any payment or commitment, whether pursuant to a Benefit Plan or otherwise, for the payment of any bonus, additional compensation, service award, welfare, pension, retirement, termination or severance benefit to any of such officers, employees, consultants or agents, in each case, except (i) in the Ordinary Course of Business, (ii) for changes required by applicable Law or the terms of any Benefit Plan or Labor Agreement as in effect on the date of this Agreement, or (iii) as a result of broad-based changes to any Benefit Plan that apply to similarly-situated employees of the Sellers and their Affiliates.

SECTION 3.08. Real Property; Real Property Agreements.

(a) Schedule 1.01(a)(i) hereto identifies the Owned Real Property by each lot, parcel and tract of land constituting the same and contains a legal description of each such lot, parcel and tract of land. The relevant Seller (as identified in Schedule 1.01(a)(i)) has good and marketable indefeasible fee simple title to each parcel of Owned Real Property, free and clear of all Encumbrances other than Permitted Encumbrances. Other than Permitted Encumbrances, (i) each lot, parcel and tract of land comprising the Owned Real Property includes the surface estate and (ii) each lot, parcel and tract of land comprising the Owned Real Property listed on Schedule 1.01(a)(iii) hereto includes the mineral estate. Other than Permitted Encumbrances, none of the Sellers has conveyed, assigned or encumbered its interest in the Owned Real Property or any portion thereof including the mineral estate.

(b) Schedule 1.01(a)(ii) hereto identifies the Leased Real Property and the Sellers have made available to Purchaser a true, correct and complete copy of each Lease relating to the Leased Real Property (including all amendments and modifications thereto), which Leases are listed in Schedule 3.08(b). Each of the Sellers has valid and subsisting 100% undivided leasehold interests in the Leased Real Property leased by such Seller, in each case free and clear of all Encumbrances, other than Permitted Encumbrances. Other than Permitted Encumbrances and subject to the terms and conditions set forth in the related Lease, each lot, parcel and tract of land comprising the Leased Real Property includes both the surface estate and, in the case of the Leased Real Property that is listed on Schedule 1.01(a)(iii) hereto, the mineral estate. Other than Permitted Encumbrances, none of the Sellers has conveyed, assigned or encumbered its interest in the Leased Real Property or any portion thereof. Each Lease is valid, subsisting, effective and enforceable against the Sellers and, to the Knowledge of the Sellers, against each of the other parties thereto, in accordance with its respective terms (except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors rights generally and the availability of equitable remedies).

(c) Other than Permitted Encumbrances and Leases with respect to Leased Real Property, which are addressed in Section 3.08(b), Schedule 3.08(c) hereto sets forth a correct and complete list of the Real Property Agreements and the Sellers have made available to Purchaser a true, correct and complete copy of each such Real Property Agreement (including all amendments and modifications thereto). Each Real Property Agreement is valid, subsisting, effective and enforceable against the Sellers and, to the Knowledge of the Sellers, against each of the other parties thereto, in accordance with its respective terms (except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors rights generally and the availability of equitable remedies).

(d) There is (i) to the Knowledge of the Sellers, no proposed public improvement that may involve the creation or imposition of any Encumbrance on any lot, parcel or tract of land constituting the Real Property, (ii) no pending or, to the Knowledge of the Sellers, threatened eminent domain condemnation or federal forfeiture with respect to all or any portion of the Real Property, and (iii) no contemplated sale of any Real Property in lieu of condemnation.

(e) Each parcel of Real Property has adequate rights of access to dedicated public ways and each parcel of Real Property is supplied with adequate and sufficient water, electricity, and gas, telephone and sewer, sanitary sewer and storm drain facilities, in each case to the extent reasonably necessary for the operation of the Business currently conducted by the Sellers therein, it being understood that such parcel may rely for such access on one or more separate parcels of Real Property. All roofs and structural elements of the Improvements and the heating, ventilation, air conditioning, plumbing, electrical, sewer and storm water systems and facilities included therein are in satisfactory operating condition and repair taking into account the purpose for which they are currently being used (ordinary wear and tear excepted). No Improvement has suffered any material damage by fire or other casualty loss that has not heretofore been repaired and restored to its original condition in all material respects.

(f) To the Knowledge of the Sellers, other than the Permitted Encumbrances, no Asset is located within, or subject to, a road utility district, municipal utility district, or other similar quasi-governmental district which imposes taxes or assessments, nor is any Asset a part of any other private association which imposes dues, assessments, or allocates operating or other costs to such Asset.

(g) Other than Permitted Encumbrances, no commitments have been made to any Governmental Authority or to any other organization, group or individual that would impose an obligation upon any owner of a lot, parcel or tract of land constituting the Real Property to make any contribution or dedication of money or land (including but not limited to any rights of access or reciprocal easement agreements) or to construct, install or maintain any improvements upon or in the vicinity of such lot, parcel or tract of land.

(h) To the Knowledge of the Sellers, no lot, parcel or tract of land constituting the Real Property is currently classified or regulated as (or, to the Knowledge of the Sellers, is under investigation by any Governmental Authority) wetlands or an endangered habitat or is currently affected by endangered species under any applicable Laws.

(i) To the Knowledge of the Sellers, no water other than city or municipal water, rain water collected on the Real Property and storm water is material to the current operation of the Business at the Cement Plants and Ready-Mix Plants.

(j) Except for Permitted Encumbrances, there are no arrangements for any production royalties to be paid in connection with any mineral production affecting any Real Property.

(k) Other than the Real Property and property listed in Schedule 3.08(k), the Sellers do not own or lease any real property in Kansas, Missouri, Nebraska or Oklahoma.

(l) Other than as listed in Schedule 3.08(l), there are no Contracts of sale or outstanding options, rights of first refusal or similar rights granted to any third party to purchase any lot, parcel or tract included in the Real Property, or any portion thereof or interest therein.

SECTION 3.09. Title to Other Assets.

Each of the Sellers has good and marketable title to all of the material Assets owned by it (other than the Owned Real Property, which is addressed in Section 3.08) and has valid and subsisting leasehold interests in all Assets leased by it (other than the Leased Real Property, which is addressed in Section 3.08), in each case free and clear of all Encumbrances, other than Permitted Encumbrances and any other Encumbrances identified in Schedule 3.09 hereto. All leases of material properties or assets included in the Assets (other than the Leases covering the Leased Real Property, which are addressed in Section 3.08) are valid, subsisting and effective in accordance with their respective terms. Upon the sale, conveyance, transfer, assignment and delivery of the Assets (other than the Real Property, which is addressed in Section 3.08) in accordance with this Agreement, the Purchaser will acquire good and marketable title thereto, free and clear of all Encumbrances, other than Permitted Encumbrances.

SECTION 3.10. Contracts.

(a) Schedule 3.10(a) hereto sets forth a correct and complete list, as of the date of this Agreement, of each of the following Contracts to which any Seller is a party or by which its assets are bound, except for (w) the Contracts listed in Schedule 1.01(b)(vii) hereto, (x) the National Contracts, (y) Contracts related to Excluded Intellectual Property, and (z) Contracts pursuant to which Overhead and Shared Services are provided to or by any Seller:

(i) all Sales Contracts relating to the Business that (A) contain “evergreen” provisions or (B) require the future payment to the Business of amounts greater than $500,000 with respect to the Cement Business or amounts greater than $250,000 with respect to the rest of the Business;

(ii) all Contracts under which the Sellers hold or maintain any material rights to mine or otherwise access reserves of, or pursuant to which it has the right to acquire, aggregates, limestone, shale, clay and other raw materials for use in connection with the Business;

(iii) all Contracts under which the Sellers have the right to acquire or obtain any fuel used in connection with the operation of the Facilities, including fuel oil, natural gas, landfill gas, coal, coke (whether coke from coal or petroleum coke), biofuels, solid waste, liquid waste or other alternative fuels, that (A) contain “evergreen” provisions or (B) require the future payment by the Business of amounts greater than $500,000 with respect to the Cement Business or amounts greater than $250,000 with respect to the rest of the Business;

(iv) all Contracts under which the Sellers purchase or contract for electrical power in connection with the Business that (A) contain “evergreen” provisions or (B) require the future payment by the Business of amounts greater than $1,000,000 with respect to the Cement Business or amounts greater than $500,000 with respect to the rest of the Business;

(v) all Contracts under which the Sellers have the right to purchase or acquire any equipment, spare parts or other Tangible Personal Property for use in the Business that (A) contain “evergreen” provisions or (B) require the future payment by the Business of amounts greater than $250,000;

(vi) all Leases of any material Tangible Personal Property used or held for use in the Business;

(vii) all Contracts with any Governmental Authority relating to the Assets or the Business that are material and binding on the Sellers;

(viii) all IRD Bond Documents;

(ix) all Contracts relating to the production, marketing, distribution and sale of portland cement at or from the Sugar Creek Plant or otherwise required or utilized for the continuous operation of the Sugar Creek Plant that (A) contain “evergreen” provisions, (B) require the future payment by the Business of amounts greater than $250,000 with respect to the Cement Business or (C) require the future payment of revenue to the Business of amounts greater than $500,000 with respect to the Cement Business;

(x) all Contracts relating to the production, marketing, distribution and sale of portland cement at or from the Tulsa Plant or otherwise required or utilized for the continuous operation of the Tulsa Plant that (A) contain “evergreen” provisions, (B) require the future payment by the Business of amounts greater than $500,000 with respect to the Cement Business or (C) require the future payment of revenue to the Business of amounts greater than $500,000 with respect to the Cement Business;

(xi) all Contracts relating to the mining of aggregates, limestone, shale, clay and other raw materials at any of the Quarries or other sites identified in Schedule 1.01(a)(iii) hereto or otherwise required or utilized for the continuous operation of any of the Quarries or the conduct of mining activities at the Facilities that (A) contain “evergreen” provisions, (B) require the future payment by the Business of amounts greater than $250,000 or (C) require the future payment of revenue to the Business of amounts greater than $500,000;

(xii) all Contracts relating to the production, marketing, distribution and sale of concrete at or from any of the Ready-Mix Plants or otherwise required or utilized for the continuous operation of each of the Ready-Mix Plants, that (A) contain “evergreen” provisions, (B) require the future payment by the Business of amounts greater than $250,000 or (C) require the future payment of revenue to the Business of amounts greater than $250,000;

(xiii) all Contracts relating to the Fly Ash Operations, that (A) contain “evergreen” provisions, (B) require the future payment by the Business of amounts greater than $100,000 or (C) require the future payment of revenue to the Business of amounts greater than $250,000; and

(xiv) the Labor Agreements.

(b) As used in this Agreement, the term “Acquired Contracts” means (i) all Material Acquired Contracts, (ii) all Contracts listed on Schedule 3.10(b)(ii) hereto, and (iii) all Contracts relating exclusively to the Business that are not required to be listed on Schedule 3.10(a) hereto, in each case, including those that are entered into after the date of this Agreement and prior to the Closing Date as permitted in accordance with Section 5.01(b)(iii) but excluding (u) all Contracts or amendments to the Contracts listed in Schedule 1.01(b)(vii), (v) National Contracts, (w) Contracts or amendments to Contracts related to any Excluded Intellectual Property, (x) Contracts or amendments to Contracts pursuant to which Overhead and Shared Services are provided to or by any Seller, (y) the Series A Bonds and (z) the IRD Indenture. As used in this Agreement, the term “Material Acquired Contracts” means (A) all Contracts that are required to be listed in Schedule 3.10(a) hereto and (B) all Contracts relating to the Business that are entered into after the date of this Agreement and prior to the Closing Date as permitted in accordance with Section 5.01(b)(iii) that, if entered into prior to the date of this Agreement, would have been required to be listed in Schedule 3.10(a).

(c) The Sellers have made available to the Purchaser a true, correct and complete copy of each of the Material Acquired Contracts (including all amendments and modifications thereto); provided, that true, correct and complete copies of all Material Acquired Contracts entered into after the date of this Agreement and prior to the Closing Date shall be delivered to the Purchaser promptly upon execution thereof. Each of the Material Acquired Contracts (i) has been duly and validly executed by each of the Sellers that is a party thereto and, to the Knowledge of the Sellers, each of the other parties thereto, (ii) is in full force and effect and (iii) constitutes a valid, legal and binding obligation of each of the Sellers that is party thereto and, to the Knowledge of the Sellers, each of the other parties thereto, enforceable against each of them in accordance with its terms (except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and the availability of equitable remedies). The Sellers have not waived, released or relinquished any material rights or remedies arising under any of the Material Acquired Contracts.

(d) Schedule 3.10(d) hereto lists each Contract (other than National Contracts, Contracts under Section 1.01(b)(vii) hereto, Benefit Plans, Contracts for the provision of Overhead and Shared Services by or to any Seller and Contracts related to any Excluded Intellectual Property) that is not an Acquired Contract but is material to the Business or necessary for the conduct of the Business as currently conducted.

(e) Schedule 3.10(e) hereto contains copies of (i) the standard purchase orders utilized by the Sellers in connection with the Business and (ii) the standard product or services warranties and guarantees given by any Seller in connection with the Business.

(f) Except for any Contract terminable by any of the Sellers at will or upon ninety (90) days’ notice or less without any penalty payable by, or material continuing liability or obligation on the part of, the Sellers, none of the following is included in or provided for under the Acquired Contracts:

(i) any covenant or obligation that limits or purports to limit the freedom of any Seller or its successors to engage in the Business or compete in any line of business or with any Person or in any geographic area or during any period of time;

(ii) any covenant or obligation pursuant to which any Seller or its successors provides any other Person with the exclusive right to be a provider of specific goods or services in connection with the Business;

(iii) any covenant or obligation that grants to any Person any “most favored nation” right or any right of first refusal or other preferential right to purchase or acquire any assets or property that would reasonably be expected to be material to the Business;

(iv) any covenant or obligation providing for any “take or pay” or similar unconditional purchase or payment obligations on the part of the Sellers or their successors that would reasonably be expected to be material to the Business;

(v) any joint venture agreement, partnership or similar agreement;

(vi) any liability or obligation to indemnify any Person against any Tax liability or to share any Tax liability with any Person (other than pursuant to an Acquired Contract not primarily related to Taxes and in which the liability or obligation to provide indemnification against Taxes would not reasonably be expected to be material to the Business);

(vii) any liability or obligation to or involving any Affiliate of any Seller or any current or former director, officer, employee or independent contractor of any Seller or any of its Affiliates (other than pursuant to the Labor Agreements and any liability undertaken by Purchaser pursuant to Section 5.10);

(viii) any liability or obligation in respect of any Indebtedness of any Seller or any of its Affiliates (except in the case of the Sugar Creek Lease, liability for the payment of the Series B Bonds), including financial agreements or instruments or security instruments such as credit agreements, indentures, notes, mortgages, loans, lines of credit, pledge agreements or security agreements; or

(ix) any warranty obligation with respect to services rendered or products sold containing any material terms that vary in any material respect from Sellers’ standard warranty terms that would reasonably be expected to be material to the Business.

(g) None of the Sellers nor, to the Knowledge of the Sellers, as of the date of this Agreement, any other party to any Material Acquired Contract, is in breach or default thereunder, no notice of default, defense, offset, counterclaim, termination, cancellation or acceleration has been received by any Seller with respect thereto and, to the Knowledge of the Sellers, there exists no event or condition that (with or without notice or lapse of time or both) would constitute a breach or violation thereof in any material respect, or a material default thereunder, or give rise to any right of offset, counterclaim, termination, cancellation or acceleration pursuant thereto. To the Knowledge of the Sellers, as of the date of this Agreement, there is no threat to cancel, or not to renew or extend, any such Material Acquired Contract. The Sellers have not and, to the Knowledge of the Sellers, as of the date of this Agreement, no other party has repudiated any Material Acquired Contract, and there are no material disputes with respect to any Material Acquired Contract nor any agreements or understandings (whether written or oral) in connection therewith that have not been provided to the Purchaser as contemplated in Section 3.10(c).

SECTION 3.11. Industrial Revenue Bonds; Sugar Creek Lease.

(a) With respect to the IRD Bond Indenture, the Series A Bonds and the Series B Bonds:

(i) The aggregate principal amount of the Series A Bonds that will be Outstanding (as defined in the IRD Bond Indenture) immediately prior to giving effect to the Series A Deposit and the effectiveness of the discharge thereof is $47,000,000. The aggregate principal amount of the Series B Bonds that is currently Outstanding immediately prior to giving effect to the Series B Bond Transfer is $103,000,000. There are no Outstanding Bonds (as defined in the IRD Bond Indenture) other than the Series A Bonds and the Series B Bonds.

(ii) To the Knowledge of the Sellers, both prior to and after giving effect to the IRD Bond Transactions, no party to the IRD Bond Indenture is or will be in breach or default (including any Event of Default (as defined in the IRD Bond Indenture)) thereunder, no notice of default has been received by any party in connection therewith, there exists no event or condition that (with or without notice or lapse of time or both) could reasonably be expected to give rise to a breach or violation thereof, or a default thereunder, or give rise to any right of termination or acceleration pursuant thereto.

(iii) The Sellers have not taken any action or failed to take any action that could reasonably be expected to adversely affect the qualification of the Project (as defined in the Sugar Creek Tax Compliance Agreement) under relevant provisions of the Code for the exclusion of the interest on the Series A Bonds from gross income of the owners thereof for federal income tax purposes.

(iv) No Additional Bonds (as defined in the IRD Bond Indenture) have been issued, nor have any Additional Bonds been authorized for issuance, under the IRD Bond Indenture.

(v) Neither the Series A Bonds nor the Series B Bonds are subject to any optional or mandatory redemption at the option of the holders thereof pursuant to the terms of the IRD Bond Indenture, and no party has given any notice of its intent to redeem or request the redemption of any of the Series A Bonds or the Series B Bonds (other than in respect of the Series A Deposit).

(vi) As of the date of this Agreement, the aggregate amount of accrued and unpaid Additional Payments (as defined in the IRD Bond Indenture) payable by any of the Sellers to the IRD Bond Trustee or any other Person under the IRD Bond Documents does not exceed $10,000.

(vii) Schedule 3.11(a)(vii) hereto sets forth, as of the date of this Agreement, the balances in the trust funds and accounts described in Section 501 of the IRD Bond Indenture.

(viii) After giving effect to the Series A Deposit, neither the City of Sugar Creek nor the Purchaser shall have any liability or obligation, contingent or otherwise, in respect of the Series A Bonds.

(b) With respect to the Sugar Creek Lease:

(i) All Improvements demised pursuant to the Sugar Creek Lease (A) have received all material Permits required in connection with the use thereof for purposes of the operations currently conducted by the Sellers therein, all of which Permits are in full force and effect and (B) are being occupied, operated and maintained in all material respects in accordance with all applicable Laws. No Seller has received written notice that the Sugar Creek Plant is in violation of any applicable Laws.

(ii) As of the date of the Sugar Creek Lease, the representations and warranties of Lafarge contained in the Sugar Creek Lease (including in Section 2.3 thereof) were true and correct (subject to any Materiality Qualifications contained therein).

(iii) (A) The amount on deposit in the Project Fund (as defined in the IRD Bond Indenture) is $0, (B) there are no accrued and unpaid Refunding Costs (as defined in the IRD Bond Indenture) and (C) there are no accrued and unpaid Costs of Issuance (as defined in the IRD Bond Indenture).

(iv) There are no due and unpaid Lease Payments (as defined in the Sugar Creek Lease) or Additional Payments (as defined in the Sugar Creek Lease), including Additional Rent (as defined in Section 14 of the Sugar Creek Development Agreement) or payments set forth in Exhibit B of the Sugar Creek Development Agreement or Exhibit C of the Sugar Creek Lease.

(v) No option to purchase the properties or assets leased pursuant to the Sugar Creek Lease has been exercised, including the rights and options described in Article 11 of the Sugar Creek Lease.

(c) With respect to the Sugar Creek Development Agreement:

(i) None of the Sellers has, and after giving effect to the transactions contemplated by this Agreement, the Purchaser shall not have, any obligations or liabilities arising under Section 1(g) or (h), Section 8, Section 16, Section 17 of the Sugar Creek Development Agreement.

(ii) Prior to and after giving effect to the assignment of the rights and interest of Lafarge under the Sugar Creek Development Agreement to the Purchaser at Closing and as long as the Sugar Creek Development Agreement and the Sugar Creek Lease are in effect and the Property is owned by the City of Sugar Creek, the Property (as defined in the Sugar Creek Development Agreement) is and will be exempt from assessment and payment of general ad valorem property taxes imposed by the City of Sugar Creek, Jackson County or the State of Missouri or any political subdivision or other taxing entity of the State of Missouri through the dates specified in Section 10 of the Sugar Creek Development Agreement.

(iii) Other than the Public Facilities Fee (as defined in the Sugar Creek Development Agreement and disclosed in Exhibit B thereto), none of the Sellers has, and after giving effect to the transactions contemplated by this Agreement, the Purchaser will not have, any further obligations pursuant to Section 13 of the Sugar Creek Development Agreement.

(iv) The City of Sugar Creek, Jackson County and the Fort Osage School District (the “Sugar Creek Tax Authorities”) have confirmed in writing each of such entities’ agreement to the tax exempt status of the Project (as defined in the Sugar Creek Tax Compliance Agreement) and to certain payments in lieu of real and personal property taxes. To the Knowledge of the Sellers, no Sugar Creek Tax Authority has terminated or threatened to terminate the tax exempt status of the Project.

(v) There are no accrued and unpaid fees, costs or expenses payable by Lafarge under Section 30(h) of the Sugar Creek Development Agreement.

(d) With respect to each of the IRD Bond Documents, Lafarge has provided to the Purchaser copies all notices provided by the IRD Bond Trustee thereunder since January 1, 2009.

SECTION 3.12. Software; Intellectual Property.

(a) Schedule 3.12(a) hereto lists all material software (whether owned by the Sellers or licensed from a third party) that is currently used by the Sellers in the conduct of the Business, other than the Installed Commercial Software and software related to Overhead and Shared Services.

(b) To the Knowledge of the Sellers, (i) each of the Sellers has the right to use and exploit the Assets in connection with and to conduct the Business as currently conducted by the Sellers without infringing upon or otherwise violating in any material respect the intellectual property rights of any other Person, and (ii) no consent, approval or authorization of any other Person will be required for the use or exploitation of the Assets (other than any electronic copies of software provided pursuant to Section 1.01(a)(xiii)) or the conduct of the Business by the Purchaser after the Closing Date. There is no Claim pending or, to the Knowledge of the Sellers, threatened against any of the Sellers that the use or exploitation of the Assets by the Sellers or the conduct of the Business by the Sellers infringes upon or otherwise violates the intellectual property rights of any other Person in any material respect.

SECTION 3.13. Receivables

All Receivables arising in connection with the Business (other than the Excluded Receivables) were acquired by the Sellers in the Ordinary Course of Business and in a manner consistent with their regular credit practices and all such Receivables represent claims that arose from the actual sale of goods or the performance of services in accordance with the terms of the respective Contracts providing for the sale or performance thereof. Subject only to any reserve that may be included in the calculation of Net Working Capital, the Sellers have not taken any action that would compromise the ability to pursue any claims against the obligors for any Receivables that will be included in the calculation of Net Working Capital. As of the date of this Agreement, there is no pending or, to the Knowledge of the Sellers, threatened material dispute in controversy with respect to the Receivables.

SECTION 3.14. Inventory.

All Inventory included in the Assets is of a quantity and quality useable and saleable in the Ordinary Course of Business.

SECTION 3.15. Customers and Suppliers.

(a) Schedule 3.15(a) lists (i) the ten (10) largest customers of the Sugar Creek Plant during the period commencing on January 1, 2011 and ending on June 30, 2012 (collectively, the “Reference Period”) based on and listing the gross sales of the Sellers’ products and services sold to such customer that were supplied or delivered by the Sugar Creek Plant, (ii) the ten (10) largest customers of the Tulsa Plant during the Reference Period based on and listing the gross sales of the Sellers’ products and services sold to such customer that were supplied or delivered by the Tulsa Plant, (iii) the ten (10) largest customers of the Ready-Mix Plants during the Reference Period based on and listing the gross sales of the Sellers’ products and services sold to such customer that were supplied or delivered by the Ready-Mix Plants, (iv) the ten (10) largest customers of the Sellers with respect to the sale of aggregates during the Reference Period based on and listing the gross sales of aggregates that were supplied or delivered by the Facilities and (v) the three (3) largest customers of the Sellers with respect to the Fly Ash Operations during the Reference Period based on and listing the gross sales of fly ash supplied or delivered by the Fly Ash Operations to each such customer (the customers identified in clauses (i) through (v), the “Key Customers”).

(b) Schedule 3.15(b) lists the ten largest suppliers of the Business during the year ended December 31, 2011 based on and listing the dollar amounts paid by the Sellers to such suppliers for products and services supplied to the Business (“Key Suppliers”).

(c) Since January 1, 2012, as of the date of this Agreement, none of the Key Customers or Key Suppliers has notified any Seller that it intends to (i) cease or materially decrease purchasing from or selling to the Business or (ii) materially modify the terms on which it sells to or purchases from the Business (including any material changes in pricing or terms) as compared to past practices. As of the date of this Agreement, there is no pending or threatened material dispute or controversy raised by the Sellers against a Key Supplier or Key Customer. There is no pending or, to the Knowledge of the Sellers, threatened material dispute or controversy raised by a Key Customer or Key Supplier against the Sellers.

SECTION 3.16. Interests of Affiliates.

No Affiliate of any Seller (that is not a Seller) has any right, title or interest in any properties or assets of any kind or character (whether real, personal or mixed, tangible or intangible, contingent or otherwise) used or held for use in connection with and material to the Business other than the Excluded Assets. No Affiliate of any Seller (that is not a Seller) conducts any part of the Business for or on behalf of the Sellers or otherwise.

SECTION 3.17. Sufficiency and Condition of Assets.

The Assets (together with the rights to be granted to the Purchaser under the Ancillary Agreements and pursuant to Section 1.03 in respect of the Retained Contracts) include all properties and assets (other than cash and cash equivalents, the National Contracts, the Contracts listed in Schedule 1.01(b)(vii) hereto, Permits that are not transferable as described in Section 1.01(b)(x), Benefit Plans, the Overhead and Shared Services and the Contracts pursuant to which such services are provided by or to any Seller, and the Excluded Intellectual Property and the Contracts relating to the Excluded Intellectual Property) necessary for the normal operation of the Business substantially as currently conducted. All items of material Tangible Personal Property included in the Assets (a) are fit in all material respects for the purposes for which they are currently being used or are intended for use, (b) are in satisfactory operating condition and repair taking into account the purposes for which they are currently being used (ordinary wear and tear excepted) and (c) do not have any defects that could reasonably be expected to interfere in any material respect with their current use in connection with the Business.

SECTION 3.18. Litigation.

There is no Legal Proceeding pending against, or to the Knowledge of the Sellers threatened against, the Sellers in connection with or affecting any of the Assets or the Business that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (except for Legal Proceedings with respect to infringement of Intellectual Property, which Legal Proceedings are covered solely under Section 3.12). In addition, as of the date of this Agreement, there is no Legal Proceeding pending against, or to the Knowledge of the Sellers, threatened against, or affecting any of the Sellers or its properties or assets challenges or seeks to restrain, enjoin, alter, prevent or materially delay the transactions contemplated hereby or by the Ancillary Documents. There are no material Legal Proceedings pending as of the date of this Agreement in which any Seller is the claimant or plaintiff relating to or affecting the Business, the Assets or to the transactions contemplated hereby or by the Ancillary Documents. None of the Sellers nor any of their respective Affiliates is subject to any Order materially affecting any of the Assets or the Business or the transactions contemplated hereby or by the Ancillary Documents (other than the Consent Decrees).

SECTION 3.19. Compliance with Laws; Permits.

(a) Since January 1, 2010, (i) each of the Sellers has conducted the Business and operated, occupied and used the Assets in compliance in all material respects with all Laws applicable to it and to the Assets and (ii) no written claim or assertion has been made by any Governmental Authority to the effect that the operations of the Business or the ownership, occupancy, operation or use of any Asset fails to comply in any material respect with any applicable Law, and, to the Knowledge of the Sellers, no claims or assertions received prior to such date remain unresolved or would result in any material liability or any limitation on the conduct on the Business. To the Knowledge of the Sellers, no investigation by any Governmental Authority with respect to a material violation of any Law relating to the operation of the Business or the ownership, occupancy, operation or use of any of the Assets is pending or has been asserted or threatened.

(b) The Sellers have properly obtained and continue to hold all Permits necessary for the ownership or current use, occupancy or operation of the Assets, or to operate the Business in accordance with applicable Law. All such Permits that are material to the Business are identified in Schedule 1.01(a)(xii) hereto. Each of the Sellers is in compliance in all material respects with each of such Permits, and each such Permit is valid and in full force and effect, and no Seller has received any written notice to the contrary. No Legal Proceeding is pending or, to the Knowledge of the Sellers, threatened that could reasonably be expected to result in the revocation or termination of any such material Permits.

(c) Each of the Facilities has all mining or other Permits or concessions required or necessary (i) to mine or extract, to the extent currently mined or extracted by a Seller, aggregates, limestone, shale, clay and other raw materials in the quantities currently supplied to the Business by such mining and extracting and (ii) to distribute and sell portland cement, concrete and other products of the Business in the quantities currently produced by the Business.

SECTION 3.20. Taxes.

(a) Except where such failure to comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (i) the Sellers have filed (or there have been filed on their behalf) in a timely manner (taking into account available extensions) with the appropriate taxing authorities all Tax Returns on which any Potential Successor Taxes are required to be reported (including all Tax Returns the filing of which is necessary for the conduct of the Business) and each such Tax Return has been prepared in all respects in compliance with all applicable Laws, and (ii) the Sellers have paid (or there have been paid on their behalf) in a timely manner (A) all Potential Successor Taxes that are due and payable and that are (1) shown to be due on any Tax Returns filed by the

Sellers or (2) imposed pursuant to any assessment received by any of the Sellers from any taxing authority for any period ending on or before the Closing Date and (B) all other Taxes due and payable (whether or not shown on a Tax Return) the underpayment of which could result in a Lien on the Assets or a Claim against the Business.

(b) There are no current (and Sellers have not received written notice of any proposed) examinations, audits, actions, proceedings, investigations, disputes, assessments or claims by or of a Governmental Authority with respect to any Potential Successor Tax.

(c) There are no outstanding agreements or waivers that would extend the statutory period in which a Governmental Authority may assess or collect a Potential Successor Tax against the Sellers.

(d) There are no Encumbrances, other than Permitted Encumbrances, for Taxes upon the Assets.

(e) Other than the Sugar Creek Plant, (i) none of the Assets constitutes tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code, and (ii) none of the Assets is subject to a lease, safe harbor lease or other arrangement as a result of which the Sellers are not currently treated as the owner for federal income tax purposes.

(f) Notwithstanding any other representation or warranty in this Article III, the representations and warranties contained in Section 3.11, this Section 3.20 and Section 3.21 constitute the sole and exclusive representations and warranties of the Sellers relating to Tax, Tax Returns or Tax matters.

SECTION 3.21. Benefit Plans; Employees and Employment Practices.

(a) Schedule 3.21(a) hereto sets forth a complete and correct list of all material “employee benefit plans” within the meaning of Section 3(3) of ERISA, and all bonus or other cash or other incentive compensation, salary continuation, employment, change-of-control, severance, retention, retirement, pension, deferred compensation, vacation, sick pay or paid time off and all other material benefit or compensation plans, programs, contracts, policies, agreements or arrangements (whether written or unwritten, insured or self-insured) established, maintained, sponsored or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Business or an ERISA Affiliate for the benefit of any Employee or any beneficiary thereof (other than “multiemployer plans” within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code), (each a “Benefit Plan,” and collectively, the “Benefit Plans”) and “multiemployer plans” within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code contributed to by the Business or an ERISA Affiliate for the benefit of any Employee or any beneficiary thereof (the “Multiemployer Plans”).

(b) The Sellers have provided to the Parent: (i) copies of all governing plan documents setting forth the terms of each Benefit Plan, including all amendments thereto and all related trust documents; (ii) the most recent summary plan description, if any, required under ERISA with respect to each Benefit Plan; (iii) the most recent Internal

Revenue Service determination letter (or in the case of a master or prototype plan, a favorable opinion letter or in the case of a volume submitter plan, a favorable advisory letter) issued with respect to each Benefit Plan intended to be qualified under Section 401(a) of the Code; (iv) all material filings under the Internal Revenue Service Employee Plans Compliance Resolution System program or the Department of Labor’s Delinquent Filer Voluntary Compliance Program that relate to Qualified Plan accounts or accrued benefits of the Employees; and (v) all material written communications between a Seller or an Affiliate thereof and an Employee and which describe or provide for any benefits that differ from the benefits provided for under the terms of the applicable Benefit Plans.

(c) Neither the Business nor any ERISA Affiliate has any binding obligation arising from any communication to any employee, officer or other service provider of the Business (whether current, former or retired) or to any other Person to materially modify any Benefit Plan or to establish or implement any other material benefit plan, program, or arrangement covering any of the Employees.

(d) There is no Benefit Plan that is or, during the six year period preceding the date of this Agreement, has been subject to Section 412 or 430 of the Code, Section 302 or 303 of ERISA or Title IV of ERISA or subject to Sections 4063, 4064 or 4069 of ERISA.

(e) No Benefit Plan provides post-retirement or post-termination health or welfare benefits to any employee, officer or other service provider of the Business (whether current, former or retired) or any beneficiary thereof, except as required under COBRA, and to the extent any such health or welfare benefits are provided pursuant to a Benefit Plan that is set forth in Schedule 3.21(e), no binding commitments or obligations exist regarding such health or welfare benefits other than as set forth in the Benefit Plans and Labor Agreements.

(f) Except where it would not reasonably be expected to result in liability to the Purchaser, each Benefit Plan has been maintained and operated in all material respects in accordance with its terms and applicable Law, including ERISA and the Code.

(g) Except where it would not reasonably be expected to result in liability to the Purchaser, (i) each Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a “Qualified Plan”) has received, from the Internal Revenue Service, a favorable determination letter (or in the case of a master or prototype plan, a favorable opinion letter or in the case of a volume submitter plan, a favorable advisory letter) as to its qualification under Section 401(a) of the Code, and (ii) neither the Sellers nor any Responsible Benefits Employee is aware of the existence of any event or condition, whether by action or by failure to act, that could adversely affect the qualified status of any such Qualified Plan.

(h) No Legal Proceeding, audit or investigation that would reasonably be expected to result in liability to the Purchaser has been threatened, asserted or instituted, or, to the Knowledge of the Sellers or to the knowledge of the Responsible Benefits Employees, is anticipated with respect to any of the Benefit Plans (other than non material routine claims for benefits and appeals of such claims). With respect to each Benefit Plan, all contributions, reimbursements and premium payments that are due in respect of

Employees have been made, and all contributions, reimbursements and premium payments in respect of Employees for any period ending before the Closing that are not yet due have been made or properly accrued, in each case, except for any failure that would not reasonably be expected to result in liability to the Purchaser.

(i) The consummation of the transactions contemplated by this Agreement alone, or in combination with any other event including a termination of any employee, officer or other service provider of the Business, will not give rise to any liability or obligation under any Benefit Plan that could reasonably be expected to subject the Purchaser to any liability, including, without limitation, liability for severance pay, unemployment compensation, termination pay or withdrawal liability, or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any employee, officer, director, stockholder or other service provider of the Business (whether current, former or retired) or their beneficiaries, it being understood that nothing in this Section 3.21(i) is intended to affect the parties obligations under Section 5.10.

(j) No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this Agreement by any employee, officer or other service provider of the Business under any Benefit Plan, or otherwise, would not be deductible by reason of Section 280G of the Code or would be subject to an excise Tax under Section 4999 of the Code.

(k) Except for any failure under Section 409A of the Code that would not reasonably be expected to result in liability to the Purchaser, each Benefit Plan that is a non-qualified deferred compensation plan subject to Section 409A of the Code has been operated and administered in compliance, and complies in form, with the requirements of, Section 409A of the Code.

(l) With respect to each of the Benefit Plans: (i) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred or is reasonably expected to occur, except where such prohibited transaction would not reasonably be expected to result in any liability to the Purchaser; and (ii) to the Knowledge of the Sellers or to the knowledge of the Responsible Benefits Employees, no Benefit Plan is under, and neither the Business nor any ERISA Affiliate thereof has received any notice of, an audit or investigation by the Internal Revenue Service, Department of Labor or any other Governmental Authority, and no such completed audit, if any, has resulted in the imposition of any Tax or penalty, except where such an audit or investigation would not result in any liability to the Purchaser.

(m) No Benefit Plan is mandated by a government other than the United States or is subject to the Laws of a jurisdiction outside of the United States.

(n) Except where it would not result in liability to the Purchaser, to the Knowledge of the Sellers or to the knowledge of the Responsible Benefits Employees, no person who was engaged by the Business as an independent contractor or in any other non-employee capacity should be characterized as or will be deemed to be an employee of the Business under applicable Law, including for purposes of federal, state, and local income taxation, workers’ compensation, unemployment insurance and Benefit Plan eligibility.

(o) Except where it would not result in liability to the Purchaser, with respect to any Employee, the Business is in compliance in all material respects with all applicable Laws respecting employment and employment practices (including all immigration and I-9 obligations), terms and conditions of employment, wages, hours of work and occupational safety and health. Except where it would not result in liability to the Purchaser, there are no material controversies or claims pending, or to the Knowledge of the Sellers or to the knowledge of the Responsible Benefits Employees, threatened between any of the Employees, on the one hand, and the Business or an ERISA Affiliate, on the other hand, relating to employment practices or any applicable Laws contemplated by this Section 3.21(o).

(p) There are no audits or administrative or other material employment related matters or Legal Proceedings pending or, to the Knowledge of the Sellers or to the knowledge of the Responsible Benefits Employees, threatened before any Governmental Authority, relating to the employment of any Employee or any person engaged by the Business as an independent contractor or in any other non-employee capacity that would reasonably be expected to result in liability to the Purchaser.

(q) (i) There are no workers’ compensation claims, insured or uninsured, or other Legal Proceedings pending or, to the Knowledge of the Sellers or to the knowledge of the Responsible Benefits Employees, threatened, relating to employment of any Employee or any Benefit Plan that could subject the Purchaser to any material liability, and (ii) all amounts required by any statute, insurance policy, Governmental Authority or agreement to be paid into any workers’ compensation loss or reserve fund, collateral fund, sinking fund or similar account with respect to any Employee (whether current, former or retired) have been duly paid into such fund or account as required.

SECTION 3.22. Insurance.

Schedule 3.22 hereto sets forth true and complete summaries of all liability and other insurance policies currently maintained by or for the benefit of the Sellers in connection with the Business. All such insurance is maintained with insurance companies with an A.M. Best rating of A-minus or better. As of the date of this Agreement, all such policies are in full force and effect and no notice of cancellation or termination has been received with respect to any such policy. Premiums in respect of each such insurance policy are or will be fully paid to the Closing Date. The insurance coverage provided by such policies of insurance with respect to events occurring prior to the Closing Date will not in any material respect be affected by, and will not terminate or lapse by reason of, any of the transactions contemplated by this Agreement or any of the Ancillary Documents. No Seller has been refused any insurance with respect to the Business or any assets or properties of the Business, nor has any such coverage been materially limited by any insurance carrier to which any Seller has applied for any such insurance or with which any Seller has carried insurance during the last three (3) years.

SECTION 3.23. Environmental Protection.

(a) The Assets and the use of the Assets by the Sellers in the Business and all activities related thereto are in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by the Sellers of all Governmental Authorizations required under all Environmental Laws for the ownership and operation of the Assets and the conduct of the Business, and compliance in all material respects with the terms and conditions thereof.

(b) Since January 1, 2010, the Sellers have not received any written communication, whether from a Governmental Authority, citizens group, employee or other third party, that alleges that the Sellers are not in compliance in any material respect with applicable Environmental Laws with respect to the ownership or operation of the Assets.

(c) The Air Quality Consent Decree resolves all civil liability in respect of or otherwise affecting the kilns at the Cement Plants for violations of the prevention of significant deterioration requirements (“PSD”) of the Clean Air Act, 42 U.S.C. § 7475 and related regulations, and Title V of the Clean Air Act, 42 U.S.C. §7661-7661f, and related regulations in each case with respect to the emission of nitrogen oxides and sulfur dioxide up to the date that the Air Quality Consent Decree was lodged with the United States District Court for the Southern District of Illinois. The Sellers have undertaken no projects in respect of or otherwise affecting the kilns at the Cement Plants since lodging of the Air Quality Consent Decree that required a pre-construction permit under the PSD requirements of the Clean Air Act or the incorporation of such requirements into a Title V permit.

(d) The Sellers (i) have completed all obligations set forth in the Air Quality Consent Decree that are applicable to the Assets up to the Closing, (ii) have completed installation and optimization of all equipment, monitors and emissions controls pursuant to the Air Quality Consent Decree and (ii) are operating the Assets in compliance with the emissions limitations and operating parameters established during the optimization or demonstration periods undertaken pursuant to the Air Quality Consent Decree.

(e) There are no pending or, to the Knowledge of the Sellers, threatened Environmental Claims against the Sellers in relation to the Assets or the Business that would reasonably be anticipated to result in material costs or liabilities under Environmental Laws.

(f) The Sellers have not Released any Material of Environmental Concern, and to the Knowledge of the Sellers, there are no present actions, activities, circumstances, conditions, events or incidents relating to the Assets or the Business, including the Release, emission, discharge, presence or disposal, of any Material of Environmental Concern that, in any such case, could reasonably be expected to form the basis of any material Environmental Claim against the Sellers or against any Person whose liability for any Environmental Claim the Sellers have retained or assumed either contractually or by operation of law, or otherwise result in any material costs or liabilities under Environmental Laws.

(g) Without in any way limiting the generality of the foregoing, to the Knowledge of the Sellers, (i) all underground storage tanks and the capacity and contents of such tanks, located on real property included in the Assets are identified in Schedule 3.23(g) hereto, (ii) there is no asbestos contained in or forming any part of the Assets that are not in compliance with applicable Law, and (iii) there are no polychlorinated biphenyls (“PCBs”) or PCB-containing items located in or forming any part of the Assets.

(h) The Sellers have made available to the Purchaser all material written assessments, reports and studies relating to the Sugar Creek Plant, the Tulsa Plant and the Terminals located at Sugar Creek, Missouri and Omaha, Nebraska and the Sellers have made available to the consultant that conducted the Phase I environmental assessment obtained by the Sellers in connection with the transactions contemplated by this Agreement (the “Phase I Reports”) all material written assessments, reports, studies, correspondence and other documents in the possession of, or reasonably available to the Sellers regarding the environmental condition of the Assets, or the compliance (or noncompliance) of the Assets and the Business as it relates to the Assets, with any Environmental Laws. Each of the final Phase I Reports that are identified in Schedule 3.23(h), includes a certification from the consultant who performed such assessments that such assessment has been completed in general accordance with the practices identified in the ASTM Standard Practice for Environmental Site Assessments: Phase 1 Site Assessment Process, ASTM Designation E 1527-05.

(i) Except for the Consent Decrees, neither the Sellers nor any of their subsidiaries have entered into or agreed to or is subject to any Order with respect to the Assets under any Environmental Laws.

(j) To the Knowledge of the Sellers, the transactions contemplated by this Agreement do not require the pre-Closing consent or pre-approval of any Governmental Authority, notice to any person, or investigation or remediation of Materials of Environmental Concern pursuant to applicable Environmental Laws that would be materially adverse to the operations of the Assets or the Business.

SECTION 3.24. Labor Relations.

(a) Schedule 3.24(a) hereto sets forth a true and complete list of collective bargaining agreements relating to the Business. There is no labor union or organizing activity relating to the Business pending or, to the Knowledge of the Sellers, threatened against any of the Sellers. None of the Sellers has engaged, in any material respect, in any unfair labor practice relating to the Business and there is no unfair labor practice complaint pending or, to the Knowledge of the Sellers, threatened before the National Labor Relations Board or any other Governmental Authority which could reasonably be expected to affect the Business in any material respect. There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of the Sellers, threatened against any of the Sellers which could reasonably be expected to affect the Business in any material respect. No grievance, charge, audit or other labor dispute or Legal Proceeding arising out of or under any collective bargaining agreement is pending or, to the Knowledge of the Sellers, threatened against any of the Sellers which could reasonably be expected to adversely affect the Business in any material respect.

(b) No Seller has effectuated within the last eighteen (18) months a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act of 1988, 29 U.S.C. § 2101, et seq., as amended, or any similar foreign, state or local Law, regulation or ordinance (collectively, the “WARN Act”)) affecting any Facility or any operating units within any Facility, effectuated a “mass layoff” (as defined in the WARN Act) affecting any Facility, or violated the WARN Act.

SECTION 3.25. Absence of Certain Business Practices.

None of the Sellers nor any of its Affiliates, directors, officers, employees or agents (or, to the Knowledge of the Sellers, any distributors, representatives or other persons acting on the express, implied or apparent authority of any Seller) has, directly or indirectly, given or agreed to give any bribe or other unlawful payment of money or other unlawful thing of value, any unlawful discount, or any other unlawful inducement, to or from any Person or Governmental Authority in connection with or in furtherance of the Business. The Business is not, in any material manner, dependent upon the making or receipt of such illegal payments, discounts or other inducements.

SECTION 3.26. Brokers’ or Finders’ Fees.

No Seller, nor any of its Affiliates, has authorized any Person to act as a broker or finder or in any similar capacity in connection with this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby in such a manner as to give rise to a valid claim against the Parent or the Purchaser for any brokers’ or finders’ fees or similar fees or expenses.

SECTION 3.27. No Other Representations or Warranties; Reliance on Representations and Warranties.

Except for the representations and warranties contained in this Agreement, the Sellers do not make any other express or implied representation or warranty with respect to the Business, the Assets, the Assumed Liabilities or any other matter in connection with the transactions contemplated by this Agreement, and the Sellers disclaim any other representations or warranties, including any (a) express or implied warranties as to any financial projections or other forward-looking information with respect to the Business, (b) implied warranties of merchantability and fitness for a particular purpose or (c) express or implied warranties as to any other matter that, under applicable Law, will be deemed to give rise to any express or implied warranty unless such warranties are expressly disclaimed by the Sellers. The representations and warranties of the Parent and the Purchaser contained in this Agreement (and the rights of the Sellers and each of their respective Affiliates, directors, officers, shareholders, employees, agents and other representatives to indemnification pursuant to Section 8.03(a) for breaches of such representations and warranties) are the only representations and warranties (and the only rights and remedies with respect thereto) that have been relied upon by the Sellers as part of and as a basis for the bargain contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF THE PARENT AND THE PURCHASER

The Parent and the Purchaser hereby jointly and severally represent and warrant to the Sellers as of the date of this Agreement and the Closing Date as follows:

SECTION 4.01. Organization.

Each of the Parent and the Purchaser is a corporation or limited liability company duly incorporated or formed, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and has all requisite corporate or limited liability company power and authority to own, lease and operate its properties and to carry on its business as presently conducted.

SECTION 4.02. Authority; Binding Effect.

Each of the Parent and the Purchaser has all requisite corporate or limited liability company power and authority to enter into and perform its obligations under this Agreement and the Ancillary Documents to which it is or is to be a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of the Parent and the Purchaser of this Agreement and the Ancillary Documents to which it is or is to be a party, the performance by it of its obligations hereunder and thereunder and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate or limited liability company action on the part of each of them. This Agreement has been, and at the Closing each Ancillary Document to which each of the Parent and the Purchaser is to be a party will be, duly executed and delivered by each of the Parent and the Purchaser and (assuming due and valid authorization, execution and delivery hereof and thereof by the other parties thereto) constitutes or will constitute a legal, valid and binding agreement of each of them, enforceable against each of them in accordance with the terms hereof and thereof, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and the availability of equitable remedies.

SECTION 4.03. Absence of Conflicts.

The execution and delivery by each of the Parent and the Purchaser of this Agreement and the Ancillary Documents to which it is or is to be a party, the performance by it of its obligations hereunder and thereunder and the consummation by it of the transactions contemplated hereby or thereby do not and will not (alone or in combination with any other event or circumstance) (a) conflict with, or result in any violation or breach of, any provision of the Charter or Bylaws of the Parent or certificate of formation or limited liability company agreement of the Purchaser, (b) conflict with, result in any violation or breach of, constitute a default under, any term or provision of any note, bond, mortgage, indenture, lease, franchise, Permit, license, Contract or other instrument or document to which the Parent or the Purchaser is a party or by which its properties or assets are or may be bound or (c) conflict with, or result in any violation of, any Law or Order applicable to the Parent or the Purchaser or its properties or assets, other than, in the case of subclauses (b) and (c) above, any such conflicts, violations, breaches or defaults that individually or in the aggregate would not reasonably be expected to prevent, or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement.

SECTION 4.04. Governmental Authorizations and Filings.

There is no requirement applicable to either the Parent or the Purchaser to obtain any consent, approval, authorization or Order of, or to make or effect any declaration, filing or registration with, any Governmental Authority for the valid execution and delivery by either the Parent or the Purchaser of this Agreement or any of the Ancillary Documents to which it is or is to be a party, the due performance by it of its obligations hereunder or thereunder or the lawful consummation by it of the transactions contemplated hereby or thereby, other than (i) as may be required pursuant to the HSR Act or (ii) other consents, approvals, authorizations, Orders, declarations, filings or registrations the failure of which to be obtained or made individually or in the aggregate could not reasonably be expected to prevent, or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement.

SECTION 4.05. Financing; Source of Funds.

The Parent intends to fund the payment of the Purchase Price using (a) borrowings under the Parent Credit Facility, (b) the proceeds of a public offering of the common stock, par value $.01 per share, of the Parent to be carried out promptly after the date of this Agreement (the “Parent Equity Offering”) or (c) to the extent necessary, the proceeds of other public or private offerings of securities of the Parent to be carried out prior to the Closing (“Other Parent Offerings”), or a combination of the sources described in clauses (a), (b) and (c) above. The Parent Credit Facility has been duly and validly amended by First Amendment, dated as of September 26, 2012 (the “Parent Credit Facility Amendment”), among the Parent, JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders party thereto. The Parent Credit Facility Amendment has been duly and validly executed by the Parent and, to the knowledge of the Parent, JPMorgan Chase Bank, N.A., as administrative agent, and other lenders party thereto. The Parent Credit Facility, as amended by the Parent Credit Facility Amendment, (i) is in full force and effect and (ii) constitutes a valid, legal and binding obligation of each of the Parent and, to the knowledge of the Parent, each of the other parties thereto, enforceable against each of them in accordance with its terms (except as may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and the availability of equitable remedies). To the knowledge of the Parent, there exists no event or condition that (with or without notice or lapse of time or both) would constitute a breach or violation thereof, or a default thereunder, by the Parent. The total amount of revolving credit commitments provided for under the Parent Credit Facility, as amended by the Parent Credit Facility Amendment, is currently equal to

$400,000,000, and the Parent will, in accordance with Section 5.04(a), use its reasonable best efforts so that there will be on the Closing Date revolving credit commitments in the amount of at least $310,000,000 (the “Minimum Available Credit”) available to be drawn under the Parent Credit Facility for the purpose of funding the payment of a portion of the Purchase Price to the Sellers.

SECTION 4.06. Brokers’ or Finders’ Fees.

Neither the Parent nor the Purchaser has authorized any Person to act as a broker or finder or in any similar capacity in connection with this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby in such a manner as to give rise to a valid claim against any of the Sellers for any brokers’ or finders’ fees or similar fees or expenses.

SECTION 4.07. No Other Representations or Warranties; Reliance on Representations and Warranties.

Except for the representations and warranties contained in this Agreement, the Parent and the Purchaser do not make any other express or implied representation or warranty to the Sellers with respect to any matter in connection with the transactions contemplated by this Agreement, and the Parent and the Purchaser disclaim any other representations or warranties, including any express or implied warranties as to any other matter that, under applicable Law, will be deemed to give rise to any express or implied warranty unless such warranties are expressly disclaimed by the Parent and the Purchaser. The representations and warranties of the Sellers contained in this Agreement (and the rights of the Parent, the Purchaser and their respective Affiliates, directors, officers, shareholders, employees, agents and other representatives to indemnification pursuant to Section 8.02(a) for breaches of such representations and warranties) are the only representations and warranties (and the only rights and remedies with respect thereto) that have been relied upon by the Parent and the Purchaser as part of and as a basis for the bargain contemplated by this Agreement.

ARTICLE V

COVENANTS AND AGREEMENTS

SECTION 5.01. Conduct of Business.

(a) Except as otherwise specifically provided in this Agreement or set forth in Schedule 5.01(a), during the period from the date of this Agreement until the Closing, each of the Sellers shall:

(i) carry on the Business only in the Ordinary Course of Business and in compliance in all materials respects with all applicable Laws, Orders, Permits and Acquired Contracts;

(ii) use commercially reasonable efforts to preserve the goodwill of the Business and to preserve, maintain and protect the Assets;

(iii) use, operate, maintain and repair the Facilities in the Ordinary Course of Business;

(iv) use commercially reasonable efforts to preserve, maintain and protect existing relationships with material suppliers, insurers, lessors, licensors, licensees, distributors, customers, contractors and any other Persons having material business relationships with any Seller relating to the Business;

(v) maintain the books and records of the Sellers relating to the Business in the Ordinary Course of Business; and

(vi) pay, discharge and satisfy all Claims, accounts payable, liabilities or obligations of any Seller relating to the Business in the Ordinary Course of Business.

(b) Except as otherwise specifically provided in this Agreement or set forth in Schedule 5.01(b) hereto, during the period from the date of this Agreement until the Closing, no Seller shall, without the prior written consent of the Parent (not to be unreasonably withheld, conditioned or delayed):

(i) sell, convey, assign, transfer, license or otherwise dispose of, directly or indirectly, any material properties or assets that would be included in the Assets if owned by the Sellers on the Closing Date, other than Inventory sold to third parties in the Ordinary Course of Business;

(ii) create, permit to be created or suffer to exist any material Encumbrance upon any of the Assets, other than Permitted Encumbrances;

(iii) enter into any material Contract relating to the Business, or materially amend, modify or change any material Contract relating to the Business, other than entering into new Contracts with suppliers for the purchase of raw materials, products and supplies and new Sales Contracts, that in each case are entered into in the Ordinary Course of Business and do not involve aggregate payments to be made to or from the Business in amounts greater than $500,000 with respect to the Cement Business or amounts greater than $250,000 with respect to the rest of the Business;

(iv) enter into any material new Real Property Agreement or any material amendments, expansions or renewals of any material Real Property Agreement, cause or consent to the termination, surrender, sublease or assignment of any material Real Property Agreement, or exercise any rights or options under any material Real Property Agreements;

(v) waive, modify, compromise, cancel, release, transfer or grant any rights or Claims of material value relating to the Business other than as required under the express terms of any Acquired Contract or settle the matter described in Schedule 3.19;

(vi) permit to lapse or terminate any Permit that is material to the operation of the Business or make any material change or modification to any such Permit (including the making of any material election or agreement to any emissions limitations or other standards applicable to the activities of the Sellers thereunder);

(vii) except in the Ordinary Course of Business, incur or assume any material liabilities, obligations or Indebtedness relating to the Business or cancel, release or assign any material liabilities, obligations or indebtedness relating to the Business;

(viii) delay payment of any account payable or other liability of the Sellers relating to the Business beyond the date when such liability would have been paid in the Ordinary Course of Business, except those that the Sellers are disputing in good faith;

(ix) permit any current insurance policies relating to the Business or the Assets to be canceled or terminated or any of the coverages thereunder to lapse, unless simultaneously with such cancellation, termination or lapse, replacement policies providing coverage equal to or greater than the coverage cancelled, terminated or lapsed are placed in effect for a period ending no earlier than on the Closing Date;

(x) make or agree to any increase in the compensation paid or payable, whether pursuant to a Benefit Plan or otherwise, to any of the officers, employees, consultants or agents whose employment relates to the Business or who render services in connection therewith or make or agree to any payment or commitment, whether pursuant to a Benefit Plan or otherwise, for the payment of any bonus, additional compensation, service award, welfare, pension, retirement, termination or severance benefit to any of such officers, employees, consultants or agents, in each case, except (A) in the Ordinary Course of Business, (B) for changes required by applicable Law or the terms of any Benefit Plan or Labor Agreement as in effect on the date of this Agreement, (C) as a result of broad-based changes to any Benefit Plan that apply to similarly-situated employees of the Sellers and their Affiliates, (D) the award of retention payments to the Employees in the amount not to exceed $250,000 in the aggregate, which shall be paid entirely by the Sellers on or prior to the Closing Date, or (E) extending vesting of equity and equity-based awards granted to Employees under Lafarge’s stock plans and accelerating vesting under certain pension plans;

(xi) institute any material Legal Proceeding relating to or affecting the Business;

(xii) write down or write up the value of any Inventory or Receivables or revalue any of the Assets other than in the Ordinary Course of Business or not fail to write down or write up the value of any Inventory or Receivables or any of the Assets other than in the Ordinary Course of Business;

(xiii) make any change in any method of accounting or accounting practice or policy of the Business, other than as required by U.S. GAAP; or

(xiv) make any agreement or commitment to do any of the foregoing.

SECTION 5.02. Access to Information.

(a) During the period from and after the date of this Agreement through the Closing Date, and to the extent not prohibited by applicable Law, the Sellers shall (i) afford to the Parent and the Purchaser and their respective attorneys, accountants and other advisors and representatives, upon reasonable prior notice and during normal business hours, reasonable access to the books and records of the Sellers arising out of or relating to the Business, to other documents, materials or information reasonably requested by the Purchaser with respect to the Assets, the Assumed Liabilities or the operation of the Business and to the personnel and consultants and (subject to the provisions of Section 5.02(c)) the assets and properties and (subject to the right of the Sellers in the immediately following sentence of this Section 5.02(a)) the customers, lessors, insurers, distributors, brokers and suppliers of and relating to the Business, including access to the Facilities (it being agreed that the Parent and the Purchaser shall not be entitled to conduct Phase II or other similarly invasive environmental assessments thereof and (ii) shall make reasonably available the officers and employees of the Sellers who provide services in connection with the Business, upon reasonable prior notice and during normal business hours, to discuss the ongoing operation of the Business, the implementation of the transactions contemplated by the Agreement and other matters relating to this Agreement or the transactions contemplated hereby. The Sellers shall be entitled, if they so elect, to have a representative participate in any such discussions with any personnel, consultant, customer, lessor, insurer, distributor, broker or supplier of any Seller. All confidential or proprietary information received by, or made available to, the Parent or the Purchaser pursuant to this Section 5.02(a) will be held in confidence by it in accordance with the provisions of the Confidentiality Agreement. Notwithstanding the foregoing, (A) nothing herein shall require the Sellers to disclose any information if such information is the subject of any attorney-client or other legal privilege available to the Sellers or any of its Affiliates and the disclosure thereof pursuant to this Agreement would jeopardize such legal privilege or contravene any applicable Law and (B) to the extent that any information is withheld pursuant to subclause (A) above because disclosure thereof would jeopardize any attorney-client privilege or other legal privilege, the Sellers shall use commercially reasonable efforts to make alternative arrangements to provide or make available such information to the Parent and the Purchaser (or their respective attorneys, accountants and other advisors and representatives) in a manner that would not jeopardize any such privilege.

(b) Without limiting the generality of Section 5.02(a), during the period from and after the date of this Agreement through the Closing Date, the Sellers shall reasonably cooperate with the Parent and the Purchaser and their respective attorneys, accountants and other advisors and representatives in connection with their due diligence review of the Real Property included in the Assets, and the Sellers shall (i) provide access to the Facilities, upon reasonable prior notice and during normal business hours, to the surveyor hired by the Purchaser to, at the Purchaser’s expense, survey such Facilities in connection with obtaining Title Policies, (ii) provide to the Purchaser all documents and information in their possession (or reasonably accessible to either the Sellers or the Title Company) relating to title to or the leasehold interests in such Real Property, and any exceptions to or defects in such title or leasehold interests, (iii) use its commercially reasonable efforts to cooperate with the Purchaser and the Title Company in connection with the compilation, review and examination of title to the Real Property and in connection with obtaining the Title Policies, including by providing customary affidavits and other similar instruments as are reasonably required by the Title Company for the deletion of any standard or printed exceptions in the Title Policies that are customarily deleted by virtue of a seller delivering such instruments in commercial real estate transactions in the state in which the Real Property which is the subject of such Title Policy is located and (iv) use commercially reasonable efforts to cooperate with the Purchaser in obtaining new surveys (any such new surveys to be obtained at Purchaser’s option and expense). The costs of the Title Company and other costs incurred in connection with these activities shall be borne and paid by the parties as follows: (A) the Purchaser shall pay all premiums for the Title Policies (including the cost of any endorsements to the Title Policies), all premiums for title insurance policies (if any) issued in favor of any lender to the Parent or the Purchaser (including the cost of any endorsements to any such title policies), the cost of any new surveys that Purchaser, at its sole option, elects to obtain relating to the conveyance of the Real Property by the Sellers to the Purchaser and the fees charged to record the Deeds and other recordable closing documents in the real property records of the applicable county and (B) the Sellers shall pay any fees required to record a satisfaction, discharge or release of any Encumbrance that the Sellers are required to discharge hereunder. For the avoidance of doubt, the obligation to pay transfer taxes, deed taxes, lease taxes, or stamp or similar charges relating to the conveyance of the Real Property are allocated as part of “transfer Taxes” in Section 5.08(a) and Section 5.08(b).

(c) In accessing the Real Property, the Purchaser shall at all times comply with all applicable Laws, and the Purchaser shall not, and shall cause its employees, agents, contractors and other representatives not to, (i) interfere in any material respect with the operation of the Assets or the conduct of the Business or with any other business of a Seller or, if applicable, the business of any of the tenants of such Seller conducted at the Real Property, or disturb in any material respect the use or occupancy of a Seller or any of its tenants; or (ii) damage the Real Property. The Purchaser shall schedule and coordinate all access with the Seller Representative and shall give such Seller at least one (1) Business Day written notice prior to accessing the Real Property. The Sellers shall be entitled to have a representative present at all times when the Purchaser is exercising its rights to access hereunder. The Purchaser agrees to pay to the applicable Seller within twenty (20) Business Days of each Seller’s written request the actual cost of repairing and restoring any damage which the Purchaser or any of its employees, agents, contractors or other representatives shall cause to the Real Property or any property of a Seller or any of a Seller’s employees, agents, contractors or representatives located thereon prior to the Closing. All assessment fees, inspection fees, appraisal fees, engineering fees and other costs and expenses of any kind incurred by the Purchaser or the Purchaser’s employees, agents, contractors or other representatives relating to such access shall be at the sole expense of the Purchaser.

(d) At least three (3) Business Days, prior to the Closing, the Sellers shall provide the Purchaser with a list or general description of, to the Knowledge of the Sellers, all asbestos contained in or forming part of the Assets. If requested by the Purchaser, the Sellers shall provide copies of all material written assessments, reports, studies, correspondence and other documents in the possession of, or reasonably available to the Sellers regarding the environmental condition of the Assets, or the compliance (or noncompliance) of the Assets and the Business as it relates to the Assets, with any Environmental Laws that were not provided to the Seller prior to the date of this Agreement. At or prior to Closing, the Sellers shall cause the consultant who performed the Phase I Reports to provide written confirmation to the Purchaser that the Purchaser may rely on the Phase I Reports as if they had been addressed to the Purchaser.

SECTION 5.03. Reasonable Best Efforts; Cooperation; Regulatory Filings.

(a) In accordance with the terms and conditions set forth in this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the sale, conveyance, assignment, transfer and delivery of the Assets and the other transactions contemplated by this Agreement, including using its reasonable best efforts to accomplish each of the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent to the obligations of the parties set forth in Article VI to be satisfied, (ii) the obtaining of all necessary consents, approvals, waivers, Orders and authorizations from Governmental Authorities and the making of all necessary registrations, declarations and filings with Governmental Authorities, (iii) the taking of all reasonable steps as may be necessary to avoid any objections or Legal Proceedings by any Governmental Authority and (iv) the obtaining of all necessary consents, approvals or waivers from third parties.

(b) To the extent permitted by applicable Law, each party shall consult with the other parties with respect to, and provide any information reasonably requested by the other parties in connection with, all material filings made with any Governmental Authority in connection with this Agreement and the transactions contemplated hereby. If any party or any of its Affiliates receives a request for information or documentary material from any Governmental Authority with respect to any of the transactions contemplated hereby, such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and, to the extent permitted by applicable Law, an appropriate response in compliance with such request, after consultation with the other parties.

(c) In addition to and without limiting any of the other covenants of the parties contained in this Section 5.03, the parties shall (i) make the filings required to be made by them (or their “ultimate parent entities”) with the Federal Trade Commission (the “FTC”) and the Department of Justice (the “DOJ”) under the HSR Act with respect to the transactions contemplated by this Agreement as promptly as reasonably practicable after the date of this Agreement, (ii) comply, at the earliest practicable date, with any request for additional information or documentary material received by them, or any of their respective Affiliates from the FTC or the DOJ pursuant to the HSR Act or from any state attorney general or other Governmental Authority in connection with any Antitrust Laws, and (iii) cooperate with each other in connection with any filing under the HSR Act or any other Antitrust Laws and with a view to resolving any investigation, inquiry or objection concerning the transactions contemplated hereby commenced by the FTC, DOJ, any state attorney general or any other Governmental Authority. Concurrently with the filing of notifications under the HSR Act or as soon thereafter as practicable, the parties shall each request early termination of the applicable “waiting period” under the HSR Act.

(d) During the period from the date of this Agreement until the Closing, the Sellers shall cooperate reasonably with the Purchaser in the Purchaser’s efforts to obtain any third-party consents that may be required to permit the transfer of any Installed Software to the Purchaser. The interest of the Sellers in and to any Installed Software that is transferrable without the consent of a third party (if any) and any Installed Software with respect to which consents to transfer are obtained by the Purchaser shall be transferred by the Sellers to the Purchaser at the Closing. Notwithstanding anything to the contrary in this Agreement, the Sellers make no representations or warranties with respect to the Installed Software that may be transferred pursuant to this Section 5.03(d).

SECTION 5.04. Parent Financing.

(a) During the period commencing on the date of this Agreement and ending on the Closing Date, the Parent shall use its reasonable best efforts to take, and cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable so that there will be on the Closing Date revolving credit commitments in an amount at least equal to the Minimum Available Credit available to be drawn under the Parent Credit Facility for the purpose of funding the payment of a portion of the Purchase Price to the Sellers. Without limiting the generality of the foregoing, the Parent shall not agree to any amendment, supplement or other modification of, or waive any of its rights under, the Parent Credit Facility if such amendment, supplement, modification or waiver would reasonably be expected to (i) reduce the aggregate amount of the revolving credit commitments that are available on the Closing to be drawn for the purpose of funding the payment of a portion of the Purchase Price to an amount less than the Minimum Available Credit or (ii) modify the conditions to the making of borrowings under the Parent Credit Facility in a manner that could reasonably be expected to prevent or delay the Closing.

(b) The Sellers hereby acknowledge that the Parent has advised them that, in order to obtain a portion of the funding required for the payment of the Purchase Price pursuant to this Agreement, the Parent will need to complete (i) a successful Parent Equity Offering, and realize net proceeds therefrom in an aggregate amount equal to at least $125 million or (ii) complete one or more successful Other Parent Offerings, it being expressly agreed and acknowledged by each of the parties that the obligations of the Parent and the Purchaser to consummate the transactions contemplated in the Agreement shall not be subject to the success of the Parent Equity Offering or any Other Parent Offerings or to the availability of the Minimum Available Credit. The Parent intends to prepare and file with the SEC a prospectus supplement (the “Prospectus Supplement”) to the prospectus contained in its currently effective registration statement on Form S-3 (SEC File No. 333-181767) (the “Registration Statement”) for the purpose of carrying out the Parent Equity Offering, which Prospectus Supplement will include the Financial Statements, as well as other information relating to the Business.

(c) The Sellers shall provide such assistance and cooperation to the Parent as it may reasonably request in connection with the Parent’s efforts to consummate any Parent Equity Offering or Other Parent Offering to be carried out prior to the Closing (each, a “Parent Offering”), including (i) participating in a reasonable number of customary due diligence or drafting sessions with the Parent and its lenders party to the Parent Credit Facility, the underwriters or placement agents or initial purchasers of any Parent Offering and their respective advisors, (ii) reasonably cooperating with prospective underwriters, placement agents or initial purchasers and their respective advisors in performing their reviews and due diligence investigation of the Assets, Assumed Liabilities and the Business, (iii) assisting with the preparation by the Parent of materials related to the Assets, Assumed Liabilities or Business for rating agency presentations, the Prospectus Supplement and any other offering documents, private placement memoranda, bank information memoranda or prospectuses and similar documents necessary or customary in connection with any Parent Offering (collectively, “Offering Documentation”), (iv) authorizing the inclusion of the Financial Statements in the Offering Documentation and the filing of this Agreement with the SEC as an exhibit to certain documents incorporated by reference therein (and the Sellers do hereby authorize the inclusion of the Financial Statements and the filing of this Agreement with the SEC) and the inclusion of all other financial statements and financial and other information of the Sellers related to the Business that are required in connection with any Parent Offering under the Securities Act or by the SEC or are reasonably requested by the underwriters, placement agents or initial purchasers of any Parent Offering, (any information authorized for such inclusion, other than this Agreement, “Seller Information”) (v) using reasonable best efforts to procure consents and other customary documentation from Ernst & Young or the internal accounting staff of the Sellers required in connection with any Parent Offering, (vi) using reasonable best efforts to cause Ernst & Young to provide customary comfort letters to any underwriters or initial purchasers of any Parent Offering consistent with SAS 72 (as amended) including standard negative assurance on any Unaudited Financial Statements it being understood that the Sellers shall have satisfied their respective obligations set forth in subclauses (i) through (vi) of this sentence if the Sellers shall have used their reasonable best efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided. The Parent shall, promptly upon request by any of the Sellers, reimburse the Sellers for all reasonable out-of-pocket costs incurred by the Sellers or their advisors or representatives in connection with performing the foregoing obligations of the Sellers set forth in this Section 5.04(c).

(d) The Parent shall include, or cause to be included, in the Prospectus Supplement and any other Offering Documentation used after the date of this Agreement to solicit offers to purchase securities of the Parent in connection with any Parent Offering for the purpose of funding the payment of a portion of the Purchase Price, a statement substantially to the following effect:

Information contained in or incorporated by reference in this Prospectus Supplement or other Offering Documentation regarding the Business, including the Financial Statements for the Business, were obtained by us from Lafarge. Lafarge is not soliciting investments by any person in our securities or otherwise participating in this offering, and makes no representation or warranty of any kind to investors who elect to acquire our securities in this offering.

(e) The Sellers agree that, during the period commencing on the date of this Agreement and ending on the date as of which the Parent shall have notified the Sellers that it has successfully completed a Parent Offering that, together with available borrowings under the Parent Credit Facility, provides it with sufficient funds for purposes of financing the payment of the Purchase Price, if any of them shall become aware of any information that would cause any of the Seller Information to be false or misleading with respect to any material fact, it shall promptly inform the Parent in writing, and the Parent shall thereupon use its reasonable best efforts to promptly amend or supplement the Prospectus Supplement or other applicable Offering Documentation to correct the applicable misstatement or omission. Except as specifically provided herein, the Sellers shall not have any liability or responsibility to the Parent or the Purchaser for the accuracy and completeness of any Seller Information. Furthermore, the Parent shall indemnify, defend and hold harmless the Sellers, their Affiliates and any of their respective directors, officers, employees, advisors and representatives from and against any and all Losses suffered or incurred by them as a result of or based upon any Third Party Claim or any finding or determination in a Legal Proceeding that any statements included in the Prospectus Supplement or any other Offering Documentation are false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, except to the extent that the relevant misstatement or omission is based directly upon the Seller Information that was knowingly false when provided by the Seller.

SECTION 5.05. Exclusivity.

During the period from the date of this Agreement until the Closing Date, neither the Sellers nor any of their Affiliates shall, and each shall take all action required to ensure that their respective directors, officers, agents and other representatives (including any investment banker, financial advisor, attorney or accountant) do not, directly or indirectly, (i) solicit, initiate or knowingly encourage, or knowingly take any other action to facilitate, any proposal or offer relating to a transaction involving an acquisition of the Business or a substantial portion thereof (whether in the form of a merger, consolidation, stock acquisition, asset acquisition, share exchange, business combination, recapitalization or otherwise) (a “Competing Proposal”) or any inquiry or the making of any proposal that constitutes or could reasonably be expect to lead to a Competing Proposal or (ii) enter into, continue or otherwise participate in any discussions, negotiation or agreements (whether or not legally binding) regarding, or furnish to any Person (other than the Parent or the Purchaser) any information with respect to, or otherwise cooperate in any way with, any Competing Proposal. In addition, each of the Sellers shall promptly (but in any event within twenty-four hours) advise the Parent orally and in writing of the receipt of any Competing Proposal or of any inquiry or request for information that such parties believe could lead to or contemplates a Competing Proposal.

SECTION 5.06. Notification of Certain Matters.

(a) Each of the Sellers shall give prompt notice to the Parent of (i) any matter hereafter arising or discovered that, if existing or known at the date of the Agreement, would have been required to be set forth or described in the Schedules prepared by the Sellers hereunder (including the Schedules referred to in Article III), (ii) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which is reasonably expected to cause any representation or warranty of the Sellers contained in Article III to be untrue or inaccurate in any material respect at or prior to the Closing, (iii) any failure of any Seller to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by any Seller hereunder, (iv) any written notice or other communication from any Person alleging that any consent, approval or authorization of such Person is or may be required in connection with the transactions contemplated by this Agreement, (v) the damage or destruction by fire or other casualty of any Asset or part thereof that is material to the Business or to any Facility, (vi) the commencement of any Legal Proceeding by a Governmental Authority or other Person or, to the Knowledge of the Sellers, threatened Legal Proceeding by a Governmental Authority or other Person that could reasonably be expected to affect the transactions contemplated hereby in any material respect or (vii) the entry into any new Material Acquired Contracts (or any amendment, modification or change to any existing Material Acquired Contract) after the date of this Agreement and prior to the Closing Date; provided, however, that any such notice shall in any event be delivered to the Parent no later than three (3) Business Days prior to the Closing Date. In addition, the Sellers shall promptly provide written notice to the Parent if any supplier, insurer, lessor, licensor, licensee, distributor, customer, contractor or other Person having a material business relationship with any Seller relating to the Business informs the Sellers in writing that such Person intends to terminate or alter in any material respect such relationship because of the transactions contemplated by this Agreement.

(b) Each of the Parent and the Purchaser shall give prompt notice to the Sellers of (i) any matter hereafter arising or discovered that, if existing or known at the date of the Agreement, would have been required to be set forth or described in the Schedules prepared by the Parent hereunder (including the Schedules referred to in Article IV), (ii) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which is reasonably expected to cause any representation or warranty of the Parent or the Purchaser contained in Article IV to be untrue or inaccurate in any material respect at or prior to the Closing, (iii) any failure of the Parent or the Purchaser to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by any Seller hereunder, (iv) any written notice or other communication from any Person alleging that any consent, approval or authorization of such Person is or may be required in connection with the transactions contemplated by this Agreement, or (v) the commencement of any Legal Proceeding by a Governmental Authority or other Person or, to the knowledge of the Parent, threatened Legal Proceeding by a Governmental Authority or other Person that could reasonably be expected to affect the transactions contemplated hereby in any material respect; provided, however, that any such notice shall in any event be delivered to the Sellers no later than three Business Days prior to the Closing Date.

(c) The breach by any party of this Section 5.06 shall not be deemed to be a breach of a covenant, but instead shall be treated as a breach of the representation or warranty of such party whose subject matter is most similar to that of the fact, event or circumstance described herein giving rise to the notification obligations provided for in Section 5.06(a) and (b) above.

SECTION 5.07. Risk of Loss; Casualty Loss.

(a) If, between the date of this Agreement and the Closing, any of the Real Property, Improvements on any Real Property or Tangible Personal Property included in the Assets shall be destroyed or damaged in whole or in part by fire, earthquake, flood, or other casualty (a “Casualty Loss”), then each Seller agrees, jointly and severally, to either (i) repair, at Sellers’ expense, the damage prior to the Closing or (ii) assign to the Purchaser at Closing all insurance claims and proceeds payable to any Seller as a result of such Casualty Loss.

(b) If, between the date of this Agreement and the Closing, any condemnation proceeding is commenced with respect to the Real Property, the Sellers shall assign to the Purchaser at the Closing all of each Seller’s right, title and interest in and to all awards made in respect of such condemnation and shall pay over to the Purchaser all amounts theretofore received by any Seller (net of any reasonable out-of-pocket expenses) in connection with such condemnation.

SECTION 5.08. Tax Matters.

(a) The Sellers shall be liable for and shall pay to discharge when due (i) all Taxes relating to the direct or indirect ownership or operation of the Business or the Assets (including any Taxes payable under the Sugar Creek Lease) which are attributable to any taxable period or portion thereof ending on or before the Closing Date, (ii) one-half of all transfer Taxes, sales and use Taxes, goods and services, value added and similar Taxes, and withholding Taxes, if any, imposed as a result of the sale or transfer of the Assets and the Business pursuant to this Agreement, and (iii) all income, franchise or similar Taxes imposed on any of the Sellers (and any consolidated, combined, or unitary group of which any of the Sellers are a member) on account of the sale, conveyance, assignment, transfer or delivery of the Assets and the Business pursuant to this Agreement; but in each case, only to the extent the amount of such Taxes exceed the amount, if any, accrued for such Taxes and taken into account when computing Final Working Capital.

(b) The Purchaser shall be liable for and shall pay and discharge when due (i) all Taxes relating to the direct or indirect ownership or operation of the Business or the Assets (including any Taxes payable under the Sugar Creek Lease) which are attributable to any taxable period or portion thereof that begins after the Closing Date and (ii) one-half of all transfer Taxes, sales and use Taxes, goods and services, value added and similar Taxes, and withholding Taxes, if any, imposed as a result of the sale or transfer of the Assets and the Business pursuant to this Agreement. The Purchaser shall cause to be prepared and duly filed all Tax Returns required to be filed with respect to any Taxes described in this Section 5.08(b).

(c) With respect to Taxes relating to the direct or indirect ownership or operation of the Business or the Assets which are attributable to a taxable period that begins on or before the Closing Date and ends after the Closing Date (a “Straddle Period”): (i) in the case of Taxes that are imposed on, or are based in whole or in part on, income, gross receipts, operations or payroll (such as income and franchise Taxes, payroll Taxes, and sales and use, value added, and goods and services Taxes), the portion of such Taxes which is attributable to the portion of such taxable period ending on or before the Closing Date shall be determined by closing the books of the Business as of the end of the Closing Date (and for such purpose, any exemption, deduction, credit or other item that is calculated on an annual basis shall be allocated to the portion of the Straddle Period ending on the Closing Date on a pro rata basis determined by multiplying the entire amount of such item allocated to the Straddle Period by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period); and (ii) in the case of property Taxes, ad valorem Taxes, and other Taxes imposed on a periodic basis that are not described in subclause (i) of this Section 5.08(c), the portion of any such Tax that is attributable to the portion of the period ending on or before the Closing Date shall be considered to equal the amount of such Taxes for such taxable period, multiplied by a fraction, the numerator of which is the number of days in the portion of such taxable period that ends on the Closing Date and the denominator of which is the number of days in the entire taxable period (provided, however, that if the Tax is based on a valuation that pertains to a Tax period other than that in which the Closing Date occurs, such proration shall be recalculated at such time as actual Tax bills for such period are available and the parties shall cooperate with each other in all respects in connection with such recalculation and pay any sums due in consequence thereof to the party entitled to recover the same). For purposes hereof, Taxes attributable to any period or portion thereof ending on or before the Closing Date shall include Taxes based in whole or in part on income, gain, or receipts that accrue or are received on or before the Closing Date, payroll Taxes attributable to compensation for services performed prior to the Closing Date, sales, use, value added, goods and services and similar Taxes imposed on sales or gross receipts that accrue or are received prior to the Closing Date, and Taxes attributable to the ownership of property during period on to the Closing Date. Notwithstanding the foregoing, in no event shall the Purchaser be liable for any Taxes described in subclause (i) of this Section 5.08(c) that are imposed upon and payable by any of the Sellers (or any consolidated, combined or unitary group of which any of the Sellers is a member). The Purchaser shall cause to be prepared and duly filed all Tax Returns required to be filed with respect to any Taxes described in this Section 5.08(c) and not described in the immediately preceding sentence (the “Straddle Period Return”). Such Tax Returns shall be true, correct and accurate. For each Straddle Period Return, the Purchaser shall deliver to the Sellers, for their review and comment no less than forty-five (45) days prior to the applicable filing deadline (taking into account applicable extensions), a copy of the draft return (with copies of any relevant schedules, work papers and other documentation then available). At least thirty (30) days prior to the due date for the filing of such return (including extensions), the Sellers shall notify the Purchaser in writing of any objections to any items set forth on such returns and the parties shall address these objections in accordance with Section 5.08(h).

(d) Except as otherwise set forth in this Agreement, to the extent any refunds or credits with respect to Taxes paid with respect to the Assets or the Business are attributable to taxable years or a portion thereof ending before the Closing Date, such refunds or credits, less Purchaser’s reasonable expenses of obtaining such refunds or credits, shall belong to the Seller that operated the relevant Asset or portion of the Business (provided that the Purchaser shall pay over such refund, less such expenses, to the party identified by Lafarge). Except as provided in the immediately preceding sentence, to the extent that any refunds or credits with respect to Taxes paid with respect to the Assets or the Business are attributable to taxable years or a portion thereof commencing on or after the Closing Date, such refunds or credits, less the Sellers’ reasonable expenses of obtaining such refunds or credits, shall belong to the Purchaser. The Sellers and the Purchaser shall equitably apportion any refund or credit, net of expenses of obtaining such refunds or credits, with respect to Taxes for any Straddle Period in a manner consistent with the principles set forth in Section 5.08(c). Notwithstanding anything in this Section 5.08(d) to the contrary, refunds or credits, less the Sellers’ reasonable expenses of obtaining such refunds or credits, with respect to Taxes paid with respect to the Assets or the Business shall belong to the Purchaser if (and to the extent) such refunds or credits were taken into account when computing the Final Working Capital. The Purchaser shall forward to the Sellers or reimburse the Sellers for the amount of such refunds or credits belonging to the Sellers under this Section 5.08(d) within thirty (30) Business Days from receipt thereof by the Purchaser (provided that, for such purpose, a credit shall be deemed received on the due date for the Taxes it is actually applied against). The Sellers shall forward to the Purchaser or reimburse the Purchaser for the amount of any refunds or credits belonging to the Purchaser under this Section 5.08(d) within thirty (30) Business Days from receipt thereof by the Sellers (provided that, for such purpose, a credit shall be deemed received on the due date for the Taxes it is actually applied against).

(e) Without the review and consent of the Sellers (which consent may not be unreasonably withheld, conditioned or delayed), none of the Purchaser, the Parent nor any of their Affiliates shall file or make a formal or informal claim for refund or file any amended Tax Returns attributable to the Business or the Assets for any taxable years or periods ending before the Closing Date or for a Straddle Period.

(f) On and after the Closing Date, each of the Sellers and the Purchaser shall:

(i) use commercially reasonable efforts (x) to cooperate fully in preparing for any audits of, or disputes with Governmental Authorities regarding, any Tax Returns relating to the Assets or the Business, (y) to cooperate fully to obtain refunds or credits with respect to Taxes paid with respect to the Assets or the Business and (z) make available to the other and to any Governmental Authority as reasonably requested all information, records, and documents relating to liabilities for Taxes associated with the Business or the Assets as set forth in this Agreement, at the expense of the requesting party;

(ii) make available to the requesting party (at the expense of the requesting party), as reasonably requested and available, personnel responsible for preparing or maintaining information, records and documents in connection with Taxes as well as any related litigation; and

(iii) preserve all such information, records, and documents until the expiration of any applicable statutes of limitation or extensions thereof and as otherwise required by Law.

(g) Tax Claims.

(i) In case of any claim, audit, investigation, court proceeding or other dispute with respect to any Tax matter that affects the Business or the Assets (a “Tax Claim”) which, if successful, might result in an indemnity payment under Article VIII, the indemnified party shall notify the indemnifying party of such claim no later than ten (10) Business Days after written notice of such Tax Claim is received by the indemnified party; provided, however, that the failure to provide timely notice shall not affect the indemnified party’s right to indemnification hereunder except to the extent that the indemnifying party is actually prejudiced thereby.

(ii) With respect to any Tax Claim relating to (A) Taxes attributable to (1) the Excluded Assets for any and all periods or (2) the Business or the Assets, in each case, for any and all periods ending before the Closing Date; or (B) any other Taxes for which the Sellers might be entirely liable, the Sellers shall have the right (but not the duty) to control any resulting proceedings and to determine whether and when to settle any such claim, assessment, or dispute.

(iii) The Sellers on the one hand and the Purchaser on the other hand shall jointly control and participate in all proceedings in connection with (A) any Tax Claim relating to Taxes for any Straddle Period and (B) any Tax Claim which may result in a liability both for the Sellers and the Purchaser. The costs incurred by the Sellers and the Purchaser in connection with such proceedings shall be borne by the Sellers and the Purchaser in proportion to their liability for the Taxes asserted in the Tax Claim. Neither the Sellers nor the Purchaser shall settle or compromise any such Tax Claim without the prior written consent of the other, which consent shall not be unreasonably withheld, conditioned or delayed.

(iv) Except as otherwise provided in this Section 5.08, the Purchaser shall control all proceedings with respect to Tax Claims attributable to the Business and the Assets for any taxable year or period beginning on or after the Closing Date.

(v) This Section 5.08 (and not Section 8.04) shall govern with respect to any Tax matter.

(h) If the Sellers and the Purchaser disagree as to the amount of Taxes for which each is liable under this Agreement, the Sellers and the Purchaser shall promptly consult each other in an effort to resolve such dispute. If any such dispute cannot be resolved within fifteen (15) days after the initial date of consultation, then each party shall deliver simultaneously to the Accounting Arbiter such work papers and other reports and information relating to the disputed matter(s) as the Accounting Arbiter may request and shall be afforded the opportunity to discuss the disputed matter(s) with the Accounting Arbiter. The Accounting Arbiter shall have thirty (30) days to carry out its review and prepare a written statement of its determination regarding the disputed matter(s) (including a statement regarding the Accounting Arbiter’s determination of the prevailing party in any such disputed matter that provides the Accounting Arbiter’s reasons for and an explanation of such determination), which determination shall be final and binding upon the parties. Any fees and expenses of the Accounting Arbiter incurred in resolving the disputed matter(s) shall be borne equally by the parties; provided, however, that a party shall bear all of the costs of such resolution if the Accounting Arbiter determines that such party’s position was in bad faith or without merit.

SECTION 5.09. Proration of Certain Amounts and Utilities.

(a) The parties agree to prorate as of 11:59 p.m. Central Standard Time on the day of the Closing (the “Effective Time”) any utilities, expenses and other items (other than (i) the allocation and proration of Taxes provided for in Section 5.08 and (ii) any amounts to be reflected in Net Working Capital pursuant to the Working Capital Principles) that are customarily prorated in connection with transactions similar to the transactions contemplated by this Agreement, including operating expenses payable by the owner of the Assets and rent paid pursuant to the Leases for the Leased Real Property (collectively, the “Proration Items”). Proration Items attributable to the period prior to the Effective Time will be for the account of the Sellers and Proration Items attributable to the period after the Effective Time will be for the account of the Purchaser and each party will be responsible for the payment of its prorated share of the Proration Items. If the actual amounts of the Proration Items are not known as of the Effective Time, the prorations will be made at Closing on the basis of the best evidence then available; thereafter, when the actual amount of any such Proration Item is received (and in no event later than 30 days after the receipt of such amount), a re-proration will be made on the basis of the actual amount and the parties shall reimburse each other accordingly.

(b) Promptly after the Closing (but in any event, no later than 30 days thereafter), the Purchaser shall notify all relevant utilities that the name of the Purchaser (or the name of an Affiliate of the Purchaser designated by it) should replace the name of the Sellers on all utility bills and that the Purchaser or such designee will be responsible for payment of all utility bills going forward.

SECTION 5.10. Certain Employee Matters.

(a) Prior to the Closing Date, Seller shall update the list of the Employees as disclosed on Schedule 5.10(a) hereto to reflect new hires and terminations of employment between the date of this Agreement and November 2, 2012.

(b) Prior to or on November 16, 2012, the Purchaser or an Affiliate thereof (each a “Purchaser Benefit Party,” and collectively, “Purchaser Benefit Parties”) shall make offers of employment in writing to the Employees who are set forth on the list described in Section 5.10(a), which offers shall be for employment with the Purchaser or a Purchaser Benefit Party commencing on the applicable Employee Commencement Effective Time and otherwise on the terms and conditions set forth in this Section 5.10. Each such Employee shall have five (5) Business Days from the receipt of such an offer to accept. Neither the Sellers nor any of its Affiliates (each a “Seller Benefit Party,” and collectively, “Seller Benefit Parties”) shall induce or otherwise attempt to influence any such Employee to resign or to not accept his or her offer of employment from the Purchaser. Each Employee, who shall have accepted the Purchaser’s offer of employment and who shall meet the Purchaser Benefit Parties’ conditions of employment described in Schedule 5.10(b)(i) hereto (the “Purchaser Employment Conditions”) shall be hired by the applicable Purchaser Benefit Party, it being understood that (i) such Employee will thereafter become an employee of such Purchaser Benefit Party (“Purchaser Employee”) for purposes of this Section 5.10 effective as of the applicable Employee Commencement Effective Time and (ii) the parties hereto and their Affiliates will cooperate in good faith to effect the hiring of any Employees set forth on the list described in Section 5.10(a), who (x) are absent from work due to short or long-term disability or an authorized leave of absence and return to work within ninety (90) days following the Closing Date, and (y) shall meet the Purchaser Employment Conditions (any such Employee, a “Leave Employee”). If any Employee requires a work permit or employment pass as disclosed on Schedule 5.10(b)(ii) hereto for his or her employment with the Purchaser or any of the Purchaser Benefit Parties, the Purchaser shall, and shall cause the Purchaser Benefit Parties to, use commercially reasonable efforts to cause any such permit or pass to be obtained and in effect prior to the Employee Commencement Effective Time, and the Sellers shall, and shall cause the Seller Benefit Parties to, take all reasonably necessary or appropriate action at the Purchaser’s expense, as reasonably requested by the Purchaser, to assist in obtaining any such permit or pass prior to the Employee Commencement Effective Time.

(c) The Purchaser’s offers of employment to each Employee shall provide for employment on the following terms and conditions, which terms and conditions the Purchaser shall maintain or cause the applicable Purchaser Benefit Party to maintain for each Purchaser Employee for at least twelve (12) months following the Closing Date (or such shorter period as a Purchaser Employee is employed by the Purchaser following the Closing Date): (i) employment in a comparable position to the position such Employee held with the Sellers or their Affiliates immediately prior to the Closing Date, (ii) the same or greater base salary or rate of pay as in effect immediately prior to the Closing Date, (iii) other compensation and employee benefits that are substantially equivalent in the aggregate to the compensation and benefits that are provided by Sellers and its Affiliates to such Employee immediately prior to the Closing Date, and (iv) severance payments and benefits that are substantially equivalent to the severance benefits provided to Employees under Lafarge North America Inc. Severance Pay Plan; provided, however, that the terms and conditions of the Purchaser Employees who are covered by the Labor Agreements (the “Represented Employees”) shall be as set out in the applicable Labor Agreement until such Labor Agreement’s expiration, modification or termination in accordance with its terms or applicable Law.

(d) Prior to the Closing, the Sellers and the Purchaser shall cooperate and the Purchaser shall take all action reasonably necessary in order for the Purchaser to assume, effective for periods after the Closing, the Labor Agreements; provided, that the liabilities and obligations under the Labor Agreements shall be assumed only to the extent that such liabilities and obligations arise, relate to and are required to be performed during periods after the Closing. Notwithstanding any provision in this Agreement to the contrary, in no event shall the Purchaser Benefit Parties become responsible for liabilities or other obligations under the Labor Agreements that arise or otherwise relate to periods occurring prior to the Closing. The Purchaser shall give written notice to the counterparties to the Labor Agreements regarding Purchaser’s assumption of the Labor Agreements when and as required by the Labor Agreements.

(e) As soon as practicable following the Closing, the Purchaser shall enter into arrangements with the Multiemployer Plans described in Schedule 5.10(e) hereto (“Covered Multiemployer Plans”) to become a new contributing employer therein with respect to the Business and effective for periods on and after the Closing. With respect to the Covered Multiemployer Plans, the parties acknowledge and agree that they do not intend for the transactions contemplated by this Agreement to constitute a withdrawal from the Covered Multiemployer Plans but instead intend to satisfy the conditions set forth in Section 4204 of ERISA in respect of the Covered Multiemployer Plans. In furtherance thereof, the parties agree that they will cooperate in supplying information, documents and communications with the Covered Multiemployer Plans involved, and that the Purchaser shall maintain, for a period of five (5) plan years commencing with the first (1st) plan year beginning after the Closing Date, either a bond issued by a corporate surety company that is an acceptable surety for purposes of Section 412 of ERISA or an amount held in escrow by a bank or similar financial institution, satisfactory to such Covered Multiemployer Plan (as applicable, “4204 Bond”), which bond or escrow will be paid to the applicable Covered Multiemployer Plan if the Purchaser withdraws from the Covered Multiemployer Plan or fails to make a contribution when due at any time during the first five (5) plan years beginning after the Closing Date, in an amount equal to the greater of:

(i) the average annual contribution required to be made by the Sellers and Seller Benefit Parties to the Covered Multiemployer Plan with respect to the operations under the applicable Labor Agreement for the three (3) plan years preceding the plan year in which the Closing Date occurs; and

(ii) the annual contribution that the Sellers and Seller Benefit Parties were required to make to the Covered Multiemployer Plan with respect to the operations under the applicable Labor Agreement for the last plan year prior to the plan year in which the Closing Date occurs.

The Sellers acknowledge and agree that they will be secondarily liable to each Covered Multiemployer Plan for withdrawal liability if the Purchaser withdraws from either Covered Multiemployer Plan within five (5) years and does not pay its withdrawal liability and any such withdrawal liability shall be considered an Assumed Liability under this Agreement and the Parent and the Purchaser shall indemnify the Sellers for any such amounts.

The Sellers further acknowledge and agree that if the Purchaser (or its Affiliate) incurs any withdrawal liability related to a Covered Multiemployer Plan due to a Non-Purchaser Withdrawal Event (as defined below) and the 4204 Bond is to be paid to the Covered Multiemployer Plan due to such Non-Purchaser Withdrawal Event, then the Sellers shall indemnify and promptly pay to the Purchaser the 4204 Bond amount paid to the Covered Multiemployer Plan. For purposes of this Section 5.10(e), a “Non-Purchaser Withdrawal Event” means any event or action that triggers a withdrawal liability with respect to a Covered Multiemployer Plan during the period that the 4204 Bond is required other than due to the Purchaser’s (or its Affiliate’s) withdrawal from the Covered Multiemployer Plan, which events or actions shall include, but are not limited to, (i) a collective bargaining representative’s disclaimer of interest in representing the employees of the Purchaser (or its Affiliate) who participate in the Covered Multiemployer Plan; (ii) a “mass withdrawal,” as defined in 29 Code of Federal Regulations (C.F.R.) § 4001.2, from the Covered Multiemployer Plan; (iii) a decertification of the collective bargaining representative to which the Covered Multiemployer Plan relates; or (iv) the termination of the Covered Multiemployer Plan pursuant to Sections 4041A(a) or 4042 of ERISA and any rules and regulations issued thereunder.

(f) As soon as practicable following the execution of this Agreement, and notwithstanding any provision herein to the contrary, the parties shall commence, and shall cooperate in connection with, the drafting of separate plan documents and related contracts thereto that shall be substantially similar to the Seller DB Retirement Plans described in Schedule 5.10(f) hereto (the “Mirror Plans”). Subject to this Section 5.10(f), the Mirror Plans shall provide benefits that are substantially identical to the benefits provided immediately prior to the Closing to the Purchaser Employees under the Seller DB Retirement Plans described in Schedule 5.10(f) hereto, it being understood that in no event shall the Mirror Plans be construed to provide any duplication of benefits to the Purchaser Employees with respect to any accrued benefits or other obligations to which the Purchaser Employees are otherwise entitled under such Seller DB Retirement Plans. In furtherance of the foregoing, the benefits to be provided to a Purchaser Employee under the Mirror Plans shall be determined based on such Purchaser Employee’s total service with the Sellers and Seller Benefit Parties and their respective predecessors (to the extent required to be taken into account under the applicable Seller DB Retirement Plans described in Schedule 5.10(f) hereto) and with the Purchaser and Purchaser Benefit parties, less the value of any accrued benefits as of the Closing Date under the Seller DB Retirement Plans (such accrued benefits frozen as of the Closing Date), with respect to each such Purchaser Employee under such Seller DB Retirement Plans. As soon as practicable following the Closing Date, each Mirror Plan shall be adopted by one or more of the Purchaser Benefit Parties, and modified as necessary, as a new employee benefit plan for the benefit of the applicable Purchaser Employees who participated immediately prior to the Closing Date in the applicable Seller DB Retirement Plans described in Schedule 5.10(f) hereto. For the avoidance of doubt and notwithstanding any provision herein to the contrary, with respect to any Seller DB Retirement Plan that is not described in Schedule 5.10(f) hereto, the Seller Benefit Parties shall retain all responsibility for all liabilities or other obligations under such Seller DB Retirement Plan.

(g) The Sellers will be responsible for discharging all obligations in respect of Employees under the WARN Act and similar applicable state or local Laws for the notification of any “employment loss” within the meaning of the WARN Act and similar applicable state or local Laws which occurs on or prior to the Closing. The Purchaser will be responsible for discharging all obligations in respect of the Purchaser Employees under the WARN Act and similar applicable state or local Laws for the notification of any “employment loss” within the meaning of the WARN Act and similar applicable state or local Laws which occurs after the Closing. The Sellers will provide the Purchaser at Closing a list of Employees whose employment has been involuntarily terminated or who have been notified of their termination by Seller (other than as a result of the transactions contemplated by this Agreement) during the 90-day period ending on the Closing Date.

(h) As soon as practicable following the Closing Date and with respect to the Benefit Plans described in Schedule 3.21(a) hereto that are qualified defined contribution plans, the Purchaser and the Purchaser Benefit Parties shall permit the Purchaser Employees to roll over their account balances and outstanding loan balances, if any, thereunder into any applicable “eligible retirement plan” within the meaning of Section 402(c)(8)(B) of the Code maintained by a Purchaser Benefit Party thereof after the Closing, subject to any restrictions on loan balance transfers under such plan.

(i) As soon as practicable following the Closing Date, the Purchaser shall permit the Purchaser Employees, as well as dependents of such employees (collectively, with the Purchaser Employees, the “Affected Participants”) to commence participation in the applicable employee benefit plans, programs or policies, if any, maintained by the Purchaser Benefit Parties (each, a “Purchaser Plan”); provided, that, with respect to the Purchaser Plans that provide health benefits (i.e., medical, dental, prescription drug and vision benefits) (the “Purchaser Health Plans”), the Affected Participants shall be permitted to commence participation in the Purchaser Health Plans on the later of (i) January 1, 2013 and (ii) the Closing Date with respect to periods occurring on and after such date. The Purchaser shall waive any evidence of insurability, waiting period and preexisting condition limitations with respect to the participation and coverage requirements under the Purchaser Health Plans except to the extent that any limitations were in effect immediately prior to the Closing Date under the analogous Benefit Plan. In the event the parties waive any applicable conditions and the Closing occurs after December 31, 2012, with respect to each Purchaser Health Plan, the Purchaser shall honor any deductible, co-payment and out-of-pocket maximums incurred by the Affected Participants under the health plans in which they participated immediately prior to the Closing Date during the portion of the calendar year prior to the Closing Date in satisfying any deductibles, co-payments or out-of-pocket maximums under Purchaser Health Plans in the same plan year in which such deductibles, co-payments or out-of-pocket maximums were incurred. With respect to each such Purchaser Plan, the Purchaser shall cause each Purchaser Employee to receive full credit for such Employee’s service with the Sellers and the Seller Benefit Parties and any of their respective predecessors for purposes of eligibility, vesting and, to the extent necessary under Section 5.10(f), benefit accruals, under any Purchaser Plans in which any such Purchaser Employee participates to the same extent recognized by the Sellers and the Seller Benefit Parties immediately prior to the Closing Date; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service. It is also understood that, except as otherwise provided herein, the Purchaser Benefit Parties reserve the right to change, modify, discontinue or terminate any or all of its own welfare benefit plans (including welfare benefit plans that are established pursuant to the transactions contemplated under this Agreement) at any time following the Closing Date.

(j) Notwithstanding any provision herein to the contrary, if the Closing occurs prior to December 1, 2012, Sellers shall provide the Purchaser Employees with COBRA continuation coverage required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or similar state Law (“COBRA”) through December 31, 2012, pursuant to the Transition Services Agreement and to the extent permitted by applicable Law, subject in each case to such Purchaser Employee’s timely election in accordance with applicable Law. The Sellers shall provide the Purchaser Employees with information regarding their entitlement to make, and the process for making, COBRA elections, and the Purchaser shall provide reasonable assistance and cooperation to the Sellers to the extent necessary to effectuate the parties’ intentions in respect of this provision. The Purchaser shall reimburse the Sellers, directly or indirectly, for all costs incurred by the Sellers in connection with the provision of COBRA continuation coverage to Purchaser Employees. During any calendar month in which a Purchaser Employee participates in COBRA continuation coverage and pursuant to the Transition Services Agreement, the Purchaser shall be responsible for paying with respect to such Purchaser Employee one hundred two percent of monthly COBRA premiums charged by the Sellers, net of the Employee Premium (the “Purchaser COBRA Premium,” and collectively the “Purchaser COBRA Premiums”). For purposes of this Section 5.10, “Employee Premium” shall be equal to the employee contribution payable by a Purchaser Employee to Sellers or Seller Benefit Parties immediately prior to the Closing Date in connection with the employee’s participation in Benefit Plans that provide health benefits (i.e., medical, dental, prescription drug and vision benefits). The Sellers or Sellers’ service provider, Aetna, shall provide to the Purchaser a monthly invoice for the Purchaser COBRA Premium in respect of all Purchaser Employees participating in COBRA continuation coverage, and the Purchaser shall pay the amounts stated in the invoice in full pursuant to the procedure set forth in the Transition Services Agreement but in any event no later than thirty days of the invoice being issued to an account designated by the Purchaser. After information regarding payments of claims for eligible expenses incurred by Purchaser Employees in connection with any medical, vision, dental and prescription drug claims becomes available for the month in respect of which the invoice for Purchaser COBRA Premiums has been issued, the Sellers or Sellers’ service provider, Aetna, shall calculate, and shall provide to the Purchaser a true-up invoice for, the COBRA True Up Amount (unless such amount is zero), and the Purchaser shall pay the COBRA True Up Amount in full pursuant to the procedure set forth in the Transition Services Agreement but in any event no later than thirty days of the true-up invoice being issued to an account designated by the Purchaser. For purposes of this Section 5.10, the “COBRA True-Up Amount” shall be, in respect of a calendar month, an amount equal to the excess, if any, of all payments of claims for eligible expenses incurred during such month by Purchaser Employees participating in COBRA continuation coverage in connection with any medical, vision, dental and prescription drug claims over the aggregate amount of Purchaser COBRA Premiums for such month.

(k) Subject to the Transition Services Agreement, the Seller Benefit Parties shall be solely responsible for offering and providing any COBRA continuation coverage, with respect to any Employee (whether current, former or retired) who experiences a qualifying event on or prior to the Closing without regard to whether the coverage loss occurs before, on or after the Closing, and for any Employee who does not become a Purchaser Employee and who experiences a qualifying event after the Closing or who otherwise loses eligibility for coverage in connection with the transactions contemplated under this Agreement. Notwithstanding the foregoing, the Purchaser Benefit Parties shall be solely responsible for offering and providing any COBRA continuation coverage required with respect to any Purchaser Employee who experiences a qualifying event after the Closing. “Qualifying event” and “continuation coverage” are as defined in Section 4980B of the Code and the regulations promulgated thereunder.

(l) The parties to this Agreement agree to furnish each other with such information concerning employees and employee benefit plans, including, but not limited to, copies of administrative service agreements and other contracts that may relate to Seller DB Retirement Plans described in Schedule 5.10(f) hereto and are reasonably requested by Seller (or if such documents cannot be provided pursuant to their terms or the provision of such documents would be impractical, information regarding the vendors who are parties to such arrangements and the material terms thereof, to the extent such information may be disclosed by Seller under applicable Law and the terms of such arrangements), and to take all such other action, as is necessary and appropriate to effect the transactions contemplated by this Section 5.10, subject to any applicable restrictions under the Health Insurance Portability and Accountability Act of 1996, as amended, and other federal and state privacy Laws. Where any required information is in the possession of third parties controlled by a Seller Benefit Party, such as insurers or trustees, the Seller Benefit Parties shall use reasonable efforts to cause those third parties to cooperate in providing any such information to the Purchaser or Purchaser Benefit Party. The parties will reasonably cooperate with respect to any communications to Employees regarding the transactions contemplated by this Agreement. The Purchaser will provide the Sellers with a reasonable opportunity to review and comment on any communications intended for the Employees (including regarding its offers of employment) that it desires to send to Employees prior to the Closing Date.

(m) The Sellers shall be, or shall cause the Seller Benefit Parties to be, responsible, either directly or through insurance policies maintained by the Sellers or the Seller Benefit Parties, for all (i) medical, vision, dental and prescription drug claims for eligible expenses incurred by any Purchaser Employee or his or her dependents (x) during the month in which the Closing Date occurs, if the Closing occurs in November 2012 or December 2012 or (y) prior to the applicable Employee Commencement Effective Time, if the parties waive any applicable conditions and the Closing occurs after December 31, 2012, (ii) claims for short-term and long-term disability income benefits incurred by any Purchaser Employee prior to the applicable Employee Commencement Effective Time, and (iii) claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Purchaser Employee prior to the applicable Employee Commencement Effective Time; provided that if the Closing occurs in November 2012 or December 2012, the Purchaser shall promptly reimburse the Seller for the amounts equal to the eligible expenses incurred by Purchaser Employees in connection with any medical, vision, dental and prescription drug claims arising from the Closing Date through the end of the month in which the Closing occurs (net of pro rata portion of aggregate Employee Premiums) upon the presentation by Seller of an invoice setting forth its costs. The Purchaser shall be, or shall cause the Purchaser Benefit Parties to be, responsible for all (A) medical, vision, dental and prescription drug claims for eligible expenses incurred by any Purchaser Employee or his or her dependents (x) during any month that follows the month in which the Closing Date occurs, if the Closing occurs in November 2012 or December 2012 (provided that any claims incurred by Purchaser Employees participating in COBRA continuation coverage will be paid by the Sellers and reimbursed by the Purchaser in accordance with Section 5.10(j) of this Agreement) or (y) after the applicable Employee Commencement Effective Time, if the parties waive any applicable conditions and the Closing occurs after December 31, 2012, (B) claims for short-term and long-term disability income benefits incurred by any Purchaser Employee on or after the applicable Employee Commencement Effective Time, and (C) claims for group life, travel and accident, and accidental death and dismemberment insurance benefits incurred by any Purchaser Employee on or after the applicable Employee Commencement Effective Time. Except in the event of any claim for workers compensation benefits, for purposes of this Agreement, the following claims and liabilities shall be deemed to be incurred as follows: (i) medical, vision, dental and/or prescription drug benefits (including hospital expenses), upon provision of the services or supplies comprising any such benefits; and (ii) short and long-term disability, life, accidental death and dismemberment and business travel accident insurance benefits, upon the death, illness, injury or accident giving rise to such benefits. The Sellers and the Seller Benefit Parties shall be responsible for all claims for workers compensation benefits that are incurred prior to the applicable Employee Commencement Effective Time by any Purchaser Employee. The Purchaser and the Purchaser Benefit Parties shall be responsible for all claims for workers compensation benefits that are incurred on or after the applicable Employee Commencement Effective Time by any Purchaser Employee. A claim for workers compensation benefits shall be deemed to be incurred when the event giving rise to the claim occurs.

(n) Lafarge hereby waives compliance by the Parent and the Purchaser with the non-solicitation and other restrictions contained in Section 11 of that certain letter agreement, dated July 2, 2011, between the Parent and Lafarge, and Section 10 of the Confidentiality Agreement solely with respect to any solicitation of or offers of employment made to the Employees in accordance with the terms of this Section 5.10 in connection with the transactions contemplated hereby.

(o) From and after the Closing Date, each Seller hereby waives any non-competition obligations or any other restriction on the activities of any Purchaser Employee that arise pursuant to any employment or other agreement between any such employee and any Seller that would otherwise prevent or restrict in any way such employee from at any time performing his or her obligations or responsibilities (as they may exist from time to time as determined by the Purchaser) to or for the Purchaser or its Affiliates.

(p) Except as otherwise expressly set forth in this Section 5.10, the Purchaser shall be, and shall cause the Purchaser Benefit Parties to be, responsible for any employment-related claims, liabilities or obligations to the extent such claim, liabilities or obligations arise or otherwise relate to periods occurring after the Closing, and the Sellers shall, and shall cause the Seller Benefit Parties to, remain responsible for any and all employment-related claims, liabilities or obligations to the extent such claim, liabilities or obligations arise or otherwise relate to periods occurring prior to the Closing.

(q) Purchaser shall assume the obligation to pay and shall pay, and shall cause Purchaser Benefit Parties to pay, to the Purchaser Employees accrued bonuses in respect of 2012 consistent with the principles of the Sellers’ bonus program (as specified on Schedule 5.10(q) hereto) and the calculation of Net Working Capital pursuant to the Working Capital Principles.

(r) The parties hereto acknowledge and agree that all provisions contained in this Section 5.10 with respect to employees are included for the sole benefit of the respective parties hereto and shall not create any right (i) in any other person, including any employees, former employees, any participant in any Benefit Plan or Purchaser Plan or any beneficiary thereof or (ii) to continued employment with any of the Seller Benefit Parties or Purchaser Benefit Parties, or particular benefits or coverage in any Benefit Plan or Purchaser Plan. For the avoidance of doubt, (A) the provisions of this Section 5.10 shall not constitute an amendment to any Benefit Plan or Purchaser Plan, and (B) in no event shall any employee, former employee, any participant in any Benefit Plan or Purchaser Plan or any beneficiary thereof or any other person described herein be a third party beneficiary for purposes of this Agreement.

SECTION 5.11. Industrial Revenue Bonds; Sugar Creek Lease.

(a) During the period commencing on the date of this Agreement and ending on the Closing Date, except as expressly permitted or required by any other provision of this Agreement, as required by applicable Law or as consented to in writing by the Purchaser:

(i) the Sellers shall not, directly or indirectly, (A) redeem or tender any of the Series B Bonds, (B) accept any amounts as a prepayment in full of the principal balance owing to any of the Sellers in respect of the Series B Bonds or (C) agree or commit to take the actions specified in subclause (A) or (B) above;

(ii) the Sellers shall not, directly or indirectly, without the prior written consent of the Purchaser (not to be unreasonably withheld, conditioned or delayed) (A) amend or otherwise modify any of the IRD Bond Documents, (B) terminate, cancel, renew, transfer, assign, license, encumber or agree to any material change in or waiver under any of the IRD Bond Documents or (C) agree or commit to take the actions specified in clause (A) or (B) above;

(iii) the Sellers shall not, directly or indirectly, (A) sell, pledge, mortgage, dispose of, transfer, lease, license, guarantee or subject to any Encumbrance any of the Sugar Creek Assets or (B) agree or commit to take the actions specified in clause (A) above;

(iv) notwithstanding the provisions of Section 5.08, the Sellers shall comply with the Sugar Creek Tax Compliance Agreement and shall not take any action or permit any action to be taken that would adversely affect the exclusion from gross income for federal income tax purposes of the interest on the Series A Bonds and will take whatever action, or refrain from taking whatever action, necessary to comply with the requirements of the Code to maintain the exclusion from gross income for federal income tax purposes of the interest on the Series A Bonds, and the Sellers will pay or provide for payment to the United States Government, all rebate payments required under Section 148(f) of the Code and the Sugar Creek Tax Compliance Agreement accrued at any time prior to or on the Closing Date; and

(v) the Sellers shall comply with all other covenants, terms and provisions applicable to any of them under the IRD Bond Documents.

(b) During the period commencing on the Closing Date and ending on June 1, 2013, the Purchaser shall continue to operate the Project (as defined in Sugar Creek Tax Compliance Agreement) as a solid waste disposal facility in compliance with Section 142(a)(6) of the Code and the Sugar Creek Tax Compliance Agreement.

(c) The Parent shall use its reasonable best efforts to cause Lafarge to (and Lafarge shall cooperate with the Parent in connection therewith) be fully released and discharged from all Assumed Liabilities under the IRB Bond Indenture, the Sugar Creek Guaranty, the Sugar Creek Lease and the Sugar Creek Development Agreement (including by offering guarantees of all such obligations). If, at or prior to the Closing, Lafarge is not discharged from all such Assumed Liabilities, the parties shall use reasonable best efforts to enter into reasonably satisfactory alternative arrangements designed to limit the liability of Lafarge to all such Assumed Liabilities as much as reasonably practicable.

SECTION 5.12. Related Party Matters.

At or prior to the Closing, the Sellers will cause to be terminated any Contract or other arrangement relating to the Business solely between or among the Sellers or any of their Affiliates that would otherwise be binding on or affect the Purchaser after the Closing and none of the Sellers, on the one hand, nor the Parent or the Purchaser, on the other, will have any obligations to the other thereunder. After the Closing, no services, commitments or other arrangements existing prior to Closing between the Business, on the one hand, and any other business of any Seller or any of its Affiliates, on the other hand, will continue to be binding or effective. Notwithstanding the previous sentences of this Section 5.12, the Sellers shall not be required to terminate the National Contracts, which are Excluded Assets. For the avoidance of doubt, this Section 5.12 does not apply to the Ancillary Agreements.

SECTION 5.13. Confidential Information.

(a) Each of the Sellers hereby acknowledges that by reason of its ownership and operation of the Business, it has acquired, and may acquire in connection with the transactions and arrangements contemplated hereby, confidential or proprietary information relating to the affairs, operations, assets, liabilities, personnel, results of operations and financial condition of the Business (“Business Confidential Information”), and that the Parent and the Purchaser may be irreparably damaged if at any time after the Closing any Business Confidential Information possessed by any Seller or any of its Affiliates, officers, directors, employees, representatives or agents were disclosed to or used by any Person other than the Purchaser, the Parent or any of its their respective Affiliates. From and after the Closing, each Seller covenants and agrees that it will not, and will not permit its Affiliates to, and that it will use reasonable efforts to cause its officers, directors, employees, representative and agents not to, use or disclose any such Business Confidential Information without the prior written consent of the Purchaser, except in the performance of the terms of the Agreement or the Ancillary Agreements, in the enforcement of its rights under the Agreement or the Ancillary Agreements or with the prior written consent of the Purchaser. The provisions of the prior sentence shall not apply to any portion of the Business Confidential Information that (i) is or becomes generally known by the public, other than as a result of a disclosure in breach of this Section 5.13(a), (ii) is independently obtained on a non-confidential basis after the Closing from sources that are not known by any of the Sellers to be in violation of any legal, contractual or fiduciary obligation to the Parent or the Purchaser with respect thereto or otherwise prohibited by Law, contract or fiduciary duty from disclosing such information or (iii) is independently developed after the Closing by the Sellers without the use of or reference to any Business Confidential Information. If any Seller is requested or required by any Governmental Authority to disclose any of such Business Confidential Information, then such Seller will provide the Purchaser with prompt written notice of such request or requirement. Each Seller shall reasonably cooperate with the Purchaser, at the Purchaser’s expense, in attempting to obtain any reasonable protective relief that the Purchaser chooses to seek in its sole discretion; provided, however, that none of the Sellers shall be obligated to undertake any Legal Proceeding. If after the Purchaser has had a reasonable opportunity to seek such relief, the Purchaser fails to obtain such relief, or if any Seller is compelled by Law to disclose any Business Confidential Information, then the applicable Seller may disclose only the portion of such Business Confidential Information which its legal counsel advises it is legally compelled to disclose, and the applicable Seller shall exercise commercially reasonable efforts, at the Purchaser’s expense, to obtain assurances that the Business Confidential Information will be accorded confidential treatment.

(b) The Purchaser hereby acknowledges that it may acquire, pursuant to the rights granted in Section 1.01(a)(xvii) or otherwise in connection with the transactions and arrangements contemplated hereby, confidential or proprietary information relating to the affairs, operations, assets, liabilities, personnel, results of operations and financial condition of the Sellers (such information, excluding all Business Confidential Information, is referred to as the “Seller Confidential Information”) and that the Sellers may be irreparably damaged if at any time after the Closing any Seller Confidential Information acquired by the Purchaser or any of its Affiliates, officers, directors, employees, representatives or agents were disclosed to or used by any Person other than the Purchaser, the Parent or any of its their respective Affiliates. From and after the Closing, the Purchaser covenants and agrees that it will not, and will not permit its Affiliates to, and that it will use reasonable efforts to cause its officers, directors, employees, representative and agents not to, use or disclose any such Seller Confidential Information without the prior written consent of Lafarge, except in the performance of the terms of the Agreement or the Ancillary Agreements, in the enforcement of its rights under the Agreement or the Ancillary Agreements or with the prior written consent of Lafarge. The provisions of the prior sentence shall not apply to any portion of the Seller Confidential Information that (i) is already independently in the Purchaser’s or its Affiliates possession on a non-confidential basis (to a third-party) at the time of disclosure thereof, (ii) is or becomes generally known by the public, other than as a result of a disclosure in breach of this Section 5.13(b), (iii) is independently obtained on a non-confidential basis after the Closing from sources that are not known by the Purchaser to be in violation of any legal, contractual or fiduciary obligation to the Sellers with respect thereto or otherwise prohibited by Law, contract or fiduciary duty from disclosing such information or (iv) is independently developed after the Closing by the Purchaser or its Affiliates without the use of or reference to any Seller Confidential Information. If the Purchaser is requested or required by any Governmental Authority to disclose any of such Seller Confidential Information, then the Purchaser will provide Lafarge with prompt written notice of such request or requirement. The Purchaser shall reasonably cooperate with the Sellers, at the Sellers’ expense, in attempting to obtain any reasonable protective relief that the Sellers choose to seek in its sole discretion; provided, however, that the Purchaser shall not be obligated to undertake any Legal Proceeding. If after the Sellers have had a reasonable opportunity to seek such relief, the Sellers fail to obtain such relief, or if the Purchaser is compelled by Law to disclose any Seller Confidential Information, then the Purchaser may disclose only the portion of such Seller Confidential Information which its legal counsel advises it is legally compelled to disclose, and the Purchaser shall exercise commercially reasonable efforts, at the Sellers’ expense, to obtain assurances that the Seller Confidential Information will be accorded confidential treatment.

(c) The obligations of the Parent and its Affiliates pursuant to the Confidentiality Agreement or any other confidentiality or non-disclosure agreement among any of the Sellers or any of their Affiliates, on the one hand, and the Parent or any of its Affiliates, on the other hand, in respect of Business Confidential Information shall terminate as of the Closing and cease to be of any further force or effect.

(d) Nothing contained in this Section 5.13 or elsewhere in this Agreement shall alter or otherwise affect the obligations of the Parent, Lafarge or Lafarge S.A. under the confidentiality agreement, dated as of July 2, 2011 among such parties.

SECTION 5.14. Delivery of Cash; Certain Communications.

(a) If, on or after the Closing Date, any Seller (or any of its Affiliates) receives any checks or any other amounts in cash in respect of any Assets or otherwise arising from or relating to the operation of the Business from and after the Closing, other than checks or other amounts in cash in respect of Taxes or any Repurchased Receivables, such checks or cash (i) shall be held in trust for the benefit of the Purchaser, (ii) shall be segregated from the other property or funds of such Seller (or any of its Affiliates, as applicable), (iii) in the case of checks, shall be duly and properly endorsed to the Purchaser in accordance with such instruction as the Purchaser shall from time to time furnish to Lafarge or such Seller, (iv) in the case of checks, shall be promptly forwarded to the Purchaser using a nationally recognized overnight delivery service for next-day delivery to the Purchaser, and (v) in the case of cash in a form other than a check, shall be promptly forwarded to the Purchaser in such manner as the Purchaser shall from time to time direct.

(b) If, on or after the Closing Date, the Purchaser (or any of its Affiliates) receives any checks or any other amounts in cash in respect of any Excluded Assets (unless such amounts are included in the calculation of the Final Working Capital or in respect of Taxes), such checks or cash (i) shall be held in trust for the benefit of Lafarge, (ii) shall be segregated from the other property or funds of the Purchaser (or any of its Affiliates, as applicable), (iii) in the case of checks, shall be duly and properly endorsed to Lafarge in accordance with such instruction as Lafarge shall from time to time furnish to the Purchaser, (iv) in the case of checks, shall be promptly forwarded to Lafarge using a nationally recognized overnight delivery service for next-day delivery to Lafarge, and (v) in the case of cash in a form other than a check, shall be promptly forwarded to Lafarge in such manner as Lafarge shall from time to time direct.

(c) If, on or after the Closing Date, any Seller (or any of its Affiliates) receives any mail, courier package, telegraph message, facsimile transmission, purchase order, service request or other document that relates to the Assets or the Business, such documents shall be promptly forwarded, using a nationally recognized overnight delivery service for next-day delivery, to the Purchaser.

(d) If, on or after the Closing Date, the Purchaser (or any of its Affiliates) receives any mail, courier package, telegraph message, facsimile transmission, purchase order, service request or other document that relates to the Excluded Assets, such documents shall be promptly forwarded, using a nationally recognized overnight delivery service for next-day delivery, to Lafarge.

SECTION 5.15. Access to Information.

(a) For a period of seven (7) years from and after the end of the year in which the Closing occurs (or such longer period as is provided for in Section 5.15(c)), the Parent shall, and shall cause the Purchaser to, (i) afford to the Sellers and their advisors and representatives, upon reasonable prior notice and during normal business hours at such times as may be reasonably convenient to the Purchaser and the Parent, reasonable access to and to copy, for any proper purpose, including for making any Tax or regulatory filing, or prosecuting or defending any Legal Proceeding (other than any Legal Proceeding in which the Sellers on the one hand and the Parent or the Purchaser on the other hand are adverse parties), all Books and Records, at the sole cost and expense of the Sellers; (ii) use commercially reasonable efforts (without undertaking any undue burden or expense) to make available to the Sellers upon written request the personnel of the Parent or the Purchaser to assist the Sellers in locating and obtaining any Books and Records for any proper purpose described in clause (i) above and (iii) not dispose of or destroy any material Books and Records relating to tax or other regulatory matters in connection with the Business without first offering to turn over possession thereof to the Sellers by written notice to the Sellers at least ninety (90) days prior to the proposed date of such disposition or destruction. Notwithstanding the previous sentence, nothing contained in this Section 5.15 shall require the Parent or the Purchaser to disclose information that relates to businesses or assets other than the Business and the Assets.

(b) For a period of seven (7) years from and after the end of the year in which the Closing occurs (or such longer period as is provided for in Section 5.15(c) below), the Sellers shall, and shall cause their Affiliates to, (i) afford to the Parent and their advisors and representatives, upon reasonable prior notice and during normal business hours at such times as may be reasonably convenient to the Sellers, reasonable access to and to copy, for any proper purpose, including for making any Tax or regulatory filing, or prosecuting or defending any Legal Proceeding (other than any Legal Proceeding in which the Sellers on the one hand and the Parent or the Purchaser on the other hand are adverse parties), all books and records in the possession or control of the Sellers or their Affiliates relating to the Business or the Assets (the “Seller Books and Records”), at sole costs and expense of Parent; and (ii) use commercially reasonable efforts (without undertaking any undue burden or expense) to make available to the Parent upon written request the personnel of the Sellers to assist the Parent in locating and obtaining any Seller Books and Records for any proper purpose described in clause (i) above and (iii) not dispose of or destroy any material Seller Books and Records relating to tax or other regulatory matters in connection with the Business without first offering to turn over possession thereof to the Parent by written notice to the Parent at least ninety (90) days prior to the proposed date of such disposition or destruction. Notwithstanding the previous sentence, nothing contained in this Section 5.15 shall require the Sellers to disclose information that relates to businesses or assets other than the Business and the Assets.

(c) The seven (7) year period referred to in Section 5.15(a) and Section 5.15(b) above shall be extended if the applicable party requiring access to the Books and Records or the Seller Books and Records (as the case may be) advises the other parties in writing that any Legal Proceeding (other than any Legal Proceeding in which the Sellers on the one hand and the Parent or the Purchaser on the other hand are adverse parties) that involves or may require disclosure of the Books and Records or the Seller Books and Records (as the case may be) is pending or threatened at the termination of such seven (7)-year period, in which case such extension shall continue until any such Legal Proceeding has been finally resolved or settled through a final, non-appealable judgment or otherwise is no longer pending or threatened. All confidential or proprietary information received by, or made available to, the Sellers pursuant to this Section 5.15 shall be kept confidential to the extent required by and in accordance with Section 5.13.

SECTION 5.16. Bulk Sales Laws.

The parties hereby waive compliance with any applicable Bulk Sales Laws in connection with the sale, conveyance, assignment, transfer and delivery of the Assets by the Sellers to the Purchaser and the other transactions contemplated by this Agreement.

SECTION 5.17. Title Matters.

(a) The Purchaser acknowledges having received written copies of the title reports issued by the Title Company as of various dates in August and September 2012 and delivered to the Purchaser prior to the date of this Agreement with respect to all the Real Property (including the real property that the Wichita Terminal is a part of) (the “Current Title Reports”) and that as of midnight at the end of the Business Day prior to the date of this Agreement the Current Title Reports identify no matters of record that are not Permitted Encumbrances other than the title defects identified on Schedule 5.17(a) (“Identified Title Defects”) and the standard title exceptions customarily deleted by a title company upon receipt of a survey or an affidavit of the seller (the “Standard Exceptions”). In addition, the Purchaser shall have the right to object in writing at any time prior to the Closing to any title matters not set forth in the Current Title Reports, including any matters disclosed in amendments to the Current Title Reports and the surveys of the Real Property obtained by the Purchaser; provided that such matters are not shown on a Prior Survey and that a reasonable purchaser of real property would object to such matters as having a potential material and adverse effect on the ownership, use or operation of the subject Owned Real Property or the lessor in the subject Leased Real Property (collectively, “Additional Title Defects”). As used herein, the term “Title Defect” means any Identified Title Defects and Additional Title Defects, subject to the provisions of Section 5.17(b).

(b) If, between the date of this Agreement and three (3) Business Days prior to the Closing Date, the Purchaser identifies any Title Defects, the Purchaser shall provide to Sellers prompt written notice (and in any event, no later than three (3) Business Days prior to the Closing Date) of such Title Defects, which notice shall specify in reasonable detail the nature of such Title Defects. If (i) the Title Company is willing to insure over or provide affirmative insurance against any such Title Defect without any additional cost (unless the Sellers are willing to pay, and pay for at Closing, such additional cost) or (ii) such Title Defect is extinguished prior to or at the Closing by the Sellers, at the Sellers’ sole cost and expense, then the same shall not constitute Title Defects or any breach of the Sellers’ representations hereunder.

(c) The Sellers shall use good faith efforts to cause to be removed or cured, at their expense prior to the Closing, all Title Defects so that no Title Defects appear on the Title Policies. If the Sellers fail to remove any Title Defects or the Sellers are unable to do so, the Purchaser shall nonetheless be required to accept title subject to the uncured Title Defects, subject only to the conditions set forth in Section 6.02; provided, however, that notwithstanding anything to the contrary in this Section 5.17 or elsewhere in this Agreement, the Parent or the Purchaser or any of their respective Affiliates, directors, officers, shareholders, employees, agents or other representatives shall have the right to seek indemnification from the Sellers from and after the Closing under Article VIII in respect of such uncured Title Defects.

SECTION 5.18. Use of Seller Marks.

(a) Each of the Parent and the Purchaser acknowledges and agrees that, after the Closing, it shall not use the Excluded Marks, and shall remove any such Excluded Marks from the Assets as soon as reasonably practicable, and in any event, no later than sixty (60) days following the Closing Date. Without limiting this Section 5.18(a), promptly after the Closing, the Purchaser shall register all of the railcars using the Purchaser’s unique markings (including railcar identification numbers) and shall cease using the Seller’s unique markings (including railcar identification numbers).

(b) Each of the Sellers acknowledges and agrees that, after the Closing, it shall not use the Acquired Mark, and shall remove any such Acquired Mark from any Excluded Assets as soon as practicable, and in any event, no later than sixty (60) days following the Closing Date.

SECTION 5.19. Use of Software.

(a) The Purchaser shall not use (or allow any of its Affiliates to use) any Installed Software or any proprietary software of the Sellers that is installed on computer systems that are included in the Assets, unless the Purchaser has obtained prior to such use all required licenses and consents (at Purchaser’s sole expense), or otherwise has the right to use such software (including pursuant to Sections 5.03(d) or 5.19(b), the Transition Services Agreement or the Software License Agreement).

(b) Subject to the terms and conditions of this Agreement, the Sellers hereby grant to the Purchaser and its Affiliates that are involved in the operation of the Cement Plants a perpetual, non-exclusive, non-sublicensable and non-transferrable (except as expressly set forth in this clause (b)) royalty-free license to use, copy, modify and adapt the First Level Control interface developed by the Sellers and identified in Schedule 3.12(a), solely in connection with the operation of the Cement Plants and solely on the premises of such Cement Plants. The foregoing license shall be non-assignable and non-transferrable, except to the purchaser of all or substantially all of any Cement Plant at which the First Level Control interface is deployed. This clause (b) does not constitute a transfer or sale of the Sellers’ ownership rights in or to the First Level Control interface, which is an Excluded Asset. THE FIRST LEVEL CONTROL INTERFACE IS BEING PROVIDED ON AN “AS IS” AND “WHERE IS” BASIS, WITHOUT ANY WARRANTY, EXPRESS, IMPLIED OR STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR THE PURCHASER’S PURPOSE, ACCURACY, OR SYSTEM INTEGRATION. THERE IS NO WARRANTY AGAINST INTERFERENCE WITH THE USE OF THE SOFTWARE OR AGAINST INFRINGEMENT.

SECTION 5.20. Air Quality Consent Decree.

Each of the Parent and the Purchaser has received a copy of the Air Quality Consent Decree and, effective as of the Closing, consents pursuant to paragraph 4(a) thereof to undertake the obligations required to be performed by the Defendants (as defined in the Air Quality Consent Decree) thereunder and to be substituted for the Defendants in respect thereof, in each case, only with respect to the kilns at the Cement Plants and only to the extent of the obligations of the Defendants arising out of the operation of the kilns at the Cement Plants from and after the Closing. The substitution of the Parent and the Purchaser for the Defendants as contemplated by this Section 5.20 and paragraph 4(a) of the Air Quality Consent Decree shall be effected pursuant to an amendment to the decree in form and substance reasonably satisfactory to the United States, the Affected States (as defined in the Air Quality Consent Decree), the Defendants, the Parent and the Purchaser.

SECTION 5.21. Certain Environmental Matters.

For a period of five (5) years after the Closing Date, neither the Parent nor the Purchaser shall perform any invasive or destructive sampling or testing at any of the Real Property included in the Assets, unless such sampling or testing is (a) required by any Environmental Law, a Governmental Authority, or the landlord for any Leased Real Property; (b) reasonably necessary in order to avoid a Legal Proceeding threatened by a Governmental Entity or other Person under any Environmental Law; (c) reasonably necessary in order to evaluate, prevent or mitigate an imminent and substantial endangerment to human health or the environment; or (d) undertaken in good faith and in manner consistent with a reasonable and prudent business person (without consideration of the benefit of any indemnification provided by Lafarge) (i) as part of the Parent’s normal operations during the continued use of the plants and facilities (including the performance of capital improvements, operations and maintenance, and reasonable construction and renovation activities) or (ii) as part of an environmental investigation or other due diligence activity (including any Phase I or Phase II assessment) by or in satisfaction of the reasonable requirements of a lender or a bona fide prospective purchaser, assignee, lessee or sublessee of the plants or other facilities.

SECTION 5.22. Wichita Terminal.

(a) At the Closing, Lafarge and the Purchaser shall enter into the Wichita Terminal Lease Agreement.

(b) As soon as practicable after the Closing, the Sellers and the Purchaser shall cooperate to take all reasonable actions necessary to partition and subdivide the area of land identified in Schedule 5.22 from the parcel of real property located at 106 W Macarthur Road, Wichita KS 67217 (the “Wichita Property”) on which the Sellers currently conduct operations as part of its cement business (such area identified in Schedule 5.22, the “Wichita Terminal”), including the Sellers granting to the Purchaser and the Purchaser granting to the Sellers access (including rail and road access), utilities and any other easements reasonably necessary for the newly subdivided parcels to maintain substantially the same uses they would support currently as part of the Wichita Property (the “Easements”). The parties shall equally pay all costs and expenses in connection with such partition and subdivision including, without limitation, the cost of a survey. At Closing, the Sellers shall deliver into escrow with the Title Company, to the extent applicable, (i) the documents described in Section 2.02(a)(i), Section 2.02(a)(v), Section 2.02(a)(vii), Section 2.02(a)(x) and Section 2.02(a)(xvii), (ii) an affidavit described in Section 5.02(b)(iii), and (iii) easement agreements for the Easements in recordable form and reasonably acceptable to both Sellers and Purchaser (collectively, the “Wichita Closing Documents”), in each case duly executed and acknowledged, if applicable, with all exhibits completed except for any exhibits setting forth the legal description of the Wichita Terminal. At Closing, Seller and Purchaser shall deliver joint escrow instructions to the Title Company instructing the Title Company to hold the Wichita Closing Documents in escrow until the partition and subdivision of the Wichita Terminal from the Wichita Property is completed in compliance with all applicable laws. Promptly following the completion of such partition and subdivision, (i) the Sellers and Purchaser shall instruct the Title Company to insert the legal description of the Wichita Terminal approved by the applicable Governmental Authorities in connection with the partition and subdivision on all applicable Wichita Closing Documents and to record the Deed and the documents creating the Easements, and (ii) in consideration therefor, the Purchaser shall pay to the Sellers an amount in cash equal to the product of (A) $25,000 and (B) the number of acres included in the Wichita Terminal (the “Wichita Conveyance”) by wire transfer of immediately available funds to an account designated by the Sellers, in each case, on the terms and subject to the conditions relating thereto contained in this Agreement . Upon the completion of the Wichita Conveyance, the Wichita Terminal shall, without any further action, be deemed to be an Asset under this Agreement as of such date and the Wichita Terminal Lease Agreement shall automatically terminate. To the extent the Purchaser desires to obtain title insurance (at Purchaser’s sole cost and expense), the provisions of Section 5.17 shall apply as applicable.

SECTION 5.23. Interim Financial Statements.

If the Closing does not occur on or before November 7, 2012, then, at least three (3) Business Days prior to the Closing, the Sellers shall deliver to the Purchaser true and correct copies of the unaudited condensed combined balance sheets of the Business as of September 30, 2012 and September 30, 2011, and the related unaudited condensed combined statement of operations, statement of changes in net parent investment and statement of cash flows of the Business for the quarterly periods ended on such dates (collectively, the “Third Quarter Unaudited Financial Statements”), which Third Quarter Unaudited Financial Statements shall include footnotes (to the extent required to meet the standards described in Section 3.05(c)) and shall be prepared in a manner consistent with the preparation of the Unaudited Balance Sheets described in Section 3.05(b). Any such Third Quarter Unaudited Financial Statements shall be deemed to be included in the defined term “Unaudited Financial Statements” solely for purposes of Section 3.05.

SECTION 5.24. Bonds; Letters of Credit.

The Parent and the Purchaser shall reasonably cooperate with the Sellers in obtaining a release of the bonds or letters of credit that the Sellers have provided to Governmental Authorities or other third parties with respect to the Assumed Liabilities (the “Sellers Bonds or Letters of Credit”), including by providing such Governmental Authorities or third parties bonds or letters of credit in the amounts specified and on terms substantially similar to the relevant Sellers Bonds or Letters of Credit. If such Governmental Authorities or other third parties do not release the Sellers from the Sellers Bonds or Letters of Credit, then for so long as such unreleased Sellers Bonds or Letters of Credit remain outstanding, the Parent shall provide to the Sellers such bonds or letters of credit in favor of the Sellers, in the same amount and on the same terms, as the unreleased Sellers Bonds or Letters of Credit from a third party with the same or higher credit rating as the provider of the unreleased Sellers Bonds or Letters of Credit.

SECTION 5.25. Vehicle, Equipment and Rail Car Leases.

(a) Schedule 5.25 hereto lists each vehicle, piece of equipment, rail car or other Tangible Personal Property that is used exclusively in the conduct of the Business but leased by the Sellers pursuant to a National Contract. At or prior to the Closing, the parties shall use their reasonable best efforts to (i) establish, in the Purchaser’s name, new Leases (on terms reasonably satisfactory to the Purchaser) between the Purchaser and the applicable lessor of such Tangible Personal Property required to be listed in Schedule 5.25 hereto, and (ii) transfer and deliver such leased Tangible Personal Property to the Purchaser. If the Purchaser does not enter into new master Leases in the Purchaser’s name at or prior to the Closing, then the Purchaser may, at its option, (A) purchase such Tangible Personal Property according to the terms required by the Lease between the Sellers and such lessor, (B) treat such Lease as a Retained Contract to which the provisions of Section 1.03 shall apply or (C) implement any other reasonable arrangement acceptable to the Sellers, provided that if, at Closing, no reasonable arrangement that is acceptable to the Sellers is implemented and the Purchaser has not purchased such Tangible Personal Property, then such lease for such Tangible Personal Property shall be deemed a Retained Contract.

(b) If the Sellers receive any invoices for payment of maintenance, property taxes, insurance or loss related to the railcars included in the Assets that are for periods after the Closing, and if the Sellers pay such invoices, then the Purchaser shall promptly reimburse the Seller for any such payments.

SECTION 5.26. Estoppel; Releases.

The parties shall use reasonable best efforts to obtain, prior to Closing, an estoppel certificate, substantially in the form of Exhibit I hereto, from each of the Persons identified in Schedule 5.26 hereto and a release from each of the lessors under Leases.

SECTION 5.27. Fredonia.

If, during the period commencing on the date of this Agreement and ending on the first (1st) anniversary thereof, any of the Sellers propose to sell, or otherwise dispose of, to any third party all or any portion of any of the Sellers’ real property located at the Fredonia Cement Plant or the silos located at such plant (collectively, the “Fredonia Property”), then the Sellers shall, prior to accepting an offer to sell any of the Fredonia Property to any third party, offer the Parent a preferential opportunity to purchase the Fredonia Property or such portion thereof on the terms and conditions offered by such third party. If the Purchaser notifies the Sellers within ten (10) days of receipt of such offer that it is interested in acquiring the Fredonia Property or such portion thereof on such terms, the Sellers shall negotiate with the Parent in good faith for the sale thereof to the Parent or a designated subsidiary of the Parent. If (i) the Purchaser fails to notify the Sellers that it is interested in acquiring the Fredonia Property of such portion thereof within ten (10) days of receipt of such offer or (ii) the parties fail to enter into a definitive agreement for the sale of the Fredonia Property or such portion thereof by the end of the thirtieth (30th) day after the Purchaser notified the Sellers that it was interested in acquiring such property, then the Parent shall be deemed to have waived its rights under this Section 5.27 and the Sellers may negotiate and enter into a definitive agreement for the sale of the Fredonia Property or any portion thereof with any third party.

SECTION 5.28. Certain Real Properties.

(a) At the Closing, except to the extent otherwise requested in writing by the Purchaser within thirty (30) days after the date of this Agreement, the Sellers shall deliver, or cause to be delivered, to the Purchaser a Deed with respect to each of the properties described on Schedule 5.28(a) hereto.

(b) The Sellers shall use commercially reasonable efforts to consummate the transactions contemplated by the real estate sale agreements between Quicksilver 2005 LLC and each of Animals Best Friends, Paul Marion Demo, Jr. Revocable Trust and Cherry Creek Enterprises LLC (collectively, the “North Allen Road Agreements”) and to obtain a customary title insurance policy and survey of such property to be used in connection with such title insurance naming the Sellers as the insured party under such title policies and surveys. If the transactions contemplated by the North Allen Road Agreements are completed on or prior to the Closing, then, at the Closing, (i) the Sellers shall deliver, or cause to be delivered, to the Purchaser a Deed and any other applicable closing documents (including an endorsement of such title insurance and survey to the Purchaser) set forth in Section 2.02(a) with respect to the property acquired pursuant to the North Allen Road Agreements and (ii) the Parent shall cause the Purchaser to pay to the Sellers (in such proportions as the Sellers shall specify in writing) an amount in cash equal to (x) the purchase price paid by the Sellers pursuant to the North Allen Road Agreements and (y) the cost of any premiums incurred by the Sellers for such title policies (including the cost of any endorsements to the title policies) and the cost of any such surveys. If the transactions contemplated by the North Allen Road Agreements do not occur prior to the Closing, then, at the Closing, the Sellers shall, subject to the Sellers obtaining consent from the sellers under the North Allen Road Agreements, assign the North Allen Road Agreements to the Purchaser, and the Purchaser shall assume all rights and obligations of the Sellers under the North Allen Road Agreements. If the Sellers are unable to obtain such consent to assignment prior to Closing, then Sellers shall convey such property pursuant to the provisions of clause (i) and (ii) promptly upon Sellers’ acquisition of such property.

(c) Notwithstanding anything to the contrary in this Agreement, the Sellers make no representations or warranties with respect to, and the indemnification provisions of Section 8.02(a) or Section 8.02(c) shall not apply to the North Allen Road Agreements or any of the properties that may be transferred pursuant to this Section 5.28.

SECTION 5.29. Current Title Reports Amendments.

Prior to the Closing, the Sellers shall deliver evidence to the Title Company satisfactory for the Title Company to issue amendments to the Current Title Reports reflecting that title to each tract of real property identified on Schedule 1.01(a)(i) hereto is vested in Lafarge or one of the Other Sellers.

SECTION 5.30. Mix Design License.

After the Closing, the Purchaser shall have the right to access and use all Mix Designs necessary for the production of Retained Proprietary Products that are produced in or sold by the Ready Mix Plants solely for the purpose of fulfilling customer purchase orders for Retained Proprietary Products that are open as of the Closing Date, as well as any orders for Retained Proprietary Products that may be placed by customers of the Business in receipt of a Seller bid that is pending as of the Closing. As soon as is reasonably practicable following the Purchaser’s fulfillment of all such pending orders, the Purchaser shall cease all use of the foregoing Mix Designs, and shall delete or destroy (or or cause to be deleted or destroyed) the applicable portions of any books and records containing such Mix Designs.

ARTICLE VI

CONDITIONS

SECTION 6.01. Conditions to the Obligations of Each Party.

The obligations of each of the parties hereto to consummate the transactions contemplated by this Agreement on the Closing Date shall be subject to the satisfaction and fulfillment on or prior to the Closing Date of all of the following conditions:

(a) HSR Clearance. Any “waiting period” (and any extensions thereof) applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated.

(b) No Order. No temporary restraining order, preliminary or permanent injunction or other Order shall have been issued and shall remain in effect that has the effect of restraining, prohibiting or enjoining the consummation of the transactions contemplated hereby.

SECTION 6.02. Conditions to the Obligations of the Parent and the Purchaser.

The obligations of the Parent and the Purchaser to consummate the transactions contemplated by this Agreement on the Closing Date shall be subject to the satisfaction and fulfillment on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived, in whole or in part, in a writing signed by the Parent:

(a) Representations and Warranties. Each Fundamental Representation of the Sellers contained in this Agreement shall (in each case disregarding any Materiality Qualifications contained therein so that such representation is construed as if such qualifications were not present) be true and correct in all material respects. Each other representation and warranty of the Sellers contained in this Agreement shall (in each case disregarding any Materiality Qualifications contained therein so that such representation is construed as if such qualifications were not present) be true and correct as of the Closing Date as though made as of such date (except to the extent any such representations and warranties that by their terms speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Parent shall have received a certificate signed on behalf of Lafarge by one of its executive officers to such effect.

(b) Covenants and Agreements. The Sellers shall have performed or complied in all material respects with the covenants and agreements of the Sellers contained in this Agreement to be performed prior to or at the Closing Date. The Parent shall have received a certificate signed on behalf of Lafarge by one of its executive officers to such effect.

(c) Closing Deliveries. The Sellers shall have executed and delivered each of the documents, Contracts and instruments to be executed and delivered by them and shall have taken all of the other actions to be taken by them in accordance with Section 2.02.

(d) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

(e) Industrial Revenue Bonds. Lafarge shall have delivered all of the documents and evidence to be delivered by it and shall have taken all of the other actions to be taken by it in connection with the IRD Bond Transactions that are described in Schedule 6.02(e) hereto.

SECTION 6.03. Conditions to the Obligations of the Sellers.

The obligation of the Sellers to consummate the transactions contemplated by this Agreement on the Closing Date shall be subject to the satisfaction and fulfillment on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived, in whole or in part, in a writing signed by Lafarge:

(a) Representations and Warranties. Each Fundamental Representation of the Parent and the Purchaser contained in this Agreement shall (in each case disregarding any Materiality Qualifications contained therein so that such representation is construed as if such qualifications were not present) be true and correct in all material respects. Each other representation and warranty of the Parent and the Purchaser contained in this Agreement shall (in each case disregarding any Materiality Qualifications contained therein so that such representation is construed as if such qualifications were not present) be true and correct as of the Closing Date as though made as of such date (except to the extent any such representations and warranties that by their terms speak as of another time, in which case such representations and warranties will be true and correct as of such other time), except where the failure of such representations and warranties to be so true and correct does not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the operations, affairs, condition (financial or otherwise) or results of operations of the Sellers, taken as a whole. Lafarge shall have received a certificate signed on behalf of the Parent by one of its executive officers to such effect.

(b) Covenants and Agreements. The Parent and the Purchaser shall have performed or complied in all material respects with the covenants and agreements of the Parent and the Purchaser contained in this Agreement to be performed prior to or at the Closing Date. Lafarge shall have received a certificate signed on behalf of the Parent by one of its executive officers to such effect.

(c) Closing Deliveries. The Parent and the Purchaser shall have executed and delivered each of the documents, Contracts and instruments to be executed and delivered by them and shall have taken all of the other actions to be taken by them in accordance with Section 2.03.

(d) Industrial Revenue Bonds. Bond Counsel (as defined in the IRD Bond Indenture) shall have delivered the Opinion of Bond Counsel (as defined in the IRD Bond Indenture) as described in Section (a)(iii) of Schedule 6.02(e) and the IRD Bond Trustee shall have taken the actions described in Section (b)(ii) and Section (b)(iii) of Schedule 6.02(e).

ARTICLE VII

TERMINATION

SECTION 7.01. Termination

This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

(a) by mutual written consent of the Parent and Lafarge;

(b) by either the Parent or Lafarge, if there shall be promulgated any Law that makes consummation of the transactions contemplated hereby illegal or if a Governmental Authority shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, and such Order or other action shall have become final and nonappealable;

(c) by the Parent, if:

(i) the Closing shall not have occurred by December 21, 2012 (the “Termination Date”); provided, however, that the Parent shall not be permitted to terminate this Agreement under this Section 7.01(c)(i) if the failure of the Closing to occur is caused in whole or in substantial part by a breach by the Parent or the Purchaser of any covenant or obligation in this Agreement required to be performed by the Parent or the Purchaser or the inaccuracy of any representation or warranty of the Parent or the Purchaser made herein;

(ii) there has been a breach by any Seller of any representation, warranty, covenant or agreement of any Seller contained in this Agreement and such breach (A) if it occurred or was continuing as of the Closing Date, would give rise to the failure of a condition to the obligations of the Parent and the Purchaser specified in Article VI and (B) is incapable of being cured or is not cured within thirty (30) Business Days after receipt of written notice thereof from the Parent (which notice shall specify in reasonable detail the nature of such breach); provided, however, that the Parent shall not have a right to terminate this Agreement pursuant to this Section 7.01(c)(ii) if it is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would give rise to the failure of a condition to the obligations of the Sellers specified in Article VI; or

(d) by Lafarge, if:

(i) the Closing shall not have occurred by the Termination Date; provided, however, that Lafarge shall not be permitted to terminate this Agreement under this Section 7.01(d)(i) if the failure of the Closing to occur is caused in whole or in substantial part by a breach by any Seller of any covenant or obligation in this Agreement required to be performed by any Seller or the inaccuracy of any representation or warranty of any Seller made herein; or

(ii) there has been a breach by the Parent or the Purchaser of any representation, warranty, covenant or agreement of the Parent or the Purchaser contained in this Agreement and such breach (A) if it occurred or was continuing as of the Closing Date, would give rise to the failure of a condition to the obligations of the Sellers specified in Article VI and (B) is incapable of being cured or is not cured within thirty (30) Business Days after receipt of written notice thereof from Lafarge (which notice shall specify in reasonable detail the nature of such breach); provided, however, that Lafarge shall not have a right to terminate this Agreement pursuant to this Section 7.01(d)(ii) if it is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would give rise to the failure of a condition to the obligations of the Parent or the Purchaser specified in Article VI.

SECTION 7.02. Effect of Termination

If this Agreement is terminated pursuant to Section 7.01, written notice thereof shall forthwith be given to the other parties specifying the provision hereof pursuant to which such termination is made, and all further obligations of the parties to this Agreement shall terminate without further liability of any party to another except that (a) the agreements contained in this Section 7.02 and Article X shall survive the termination hereof and (b) no such termination shall relieve any party thereto of any liability for damages actually incurred arising from any breach or default on the part of such party prior to the date of termination of this Agreement or be deemed to constitute a waiver of any available remedy (including specific performance if available) for any such breach.

ARTICLE VIII

INDEMNIFICATION

SECTION 8.01. Survival.

(a) The representations and warranties (and the certifications related thereto) of each of the parties hereto contained in this Agreement and the Deeds shall survive the Closing and any investigation made at any time by or on behalf of any party hereto in connection with this Agreement or the transactions contemplated hereby and shall continue in effect until (i) in the case of all representations and warranties other than the Regulatory Representations and the Fundamental Representations, the date which is eighteen (18) months after the Closing Date, (ii) in the case of the Regulatory Representations, until the date which is forty-two (42) months after the Closing Date, and (iii) in the case of the Fundamental Representations, indefinitely and without limitation. The period during which any representation or warranty (and the certifications related thereto) of each of the parties hereto contained in this Agreement or the Deeds survives after the Closing Date is referred to herein as the “Survival Period.” Rights to indemnification for breaches of any representations and warranties (and the certifications related thereto) of each of the parties contained herein or in the Deeds shall survive only until the expiration of the applicable Survival Period; provided, however, that such rights to indemnification shall thereafter continue in full force and effect insofar as they relate to any Claims of which the Indemnitor has received written notice pursuant to Section 8.04 prior to the expiration of the applicable Survival Period.

(b) The covenants and agreements of the parties contained in this Agreement and the Ancillary Deliveries shall survive the Closing and any investigation made at any time by or on behalf of any party hereto in connection with this Agreement or the transactions contemplated hereby and shall continue in effect until such covenants and agreements have been fully performed in accordance with the terms thereof.

SECTION 8.02. Indemnification by the Sellers

In accordance with and subject to the terms of this Article VIII, from and after the Closing, the Sellers shall, jointly and severally, indemnify and hold harmless each of the Parent and the Purchaser and each of their respective Affiliates, directors, officers, employees, agents and other representatives from and against any and all Claims, Legal Proceedings, Taxes, assessments, losses, damages, liabilities, settlements, judgments, fines, penalties, interest, removal and cleanup costs, natural resource damages, costs of remediation and other costs and expenses (including reasonable fees and disbursements of counsel, court costs, reasonable third-party expert and consultant fees, and reasonable costs of investigation) (collectively, “Losses”) that are asserted against, imposed upon or incurred by any such Person as a result of, based upon or arising out of or in connection with any of the following (the “Purchaser Indemnity Claims”), whether or not they involve or arise from a Claim by a third party:

(a) the breach, or any allegation by a third party that, if true, would constitute a breach, by any Seller as of the date of this Agreement or as of the Closing Date of any of its representations or warranties contained in this Agreement or any of its representations or warranties or certifications contained in any of the Deeds; provided, however, that all Materiality Qualifications contained in any such representation, warranty or certification shall be disregarded for purposes of determining whether a breach has occurred and the amount of Losses resulting therefrom;

(b) the breach, or any allegation by a third party that, if true, would constitute a breach, by any Seller of any of its covenants or agreements contained in this Agreement or any of the Ancillary Deliveries;

(c) any Retained Liabilities;

(d) the ownership and operation of the Excluded Assets, whether before, on or after the Closing Date; and

(e) the failure to comply with any Bulk Sales Laws that may be applicable to the transactions contemplated by this Agreement.

SECTION 8.03. Indemnification by the Parent and the Purchaser

In accordance with and subject to the terms of this Article VIII, from and after the Closing, the Parent and the Purchaser shall, jointly and severally, indemnify and hold harmless each of the Sellers and their respective Affiliates, directors, officers, employees, agents and other representatives from and against any and all Losses which are asserted against, imposed upon or incurred by any such Person as a result of, based upon or arising out of or in connection with any of the following (the “Seller Indemnity Claims”), whether or not it gives rise to a Claim by a third party:

(a) the breach, or any allegation by a third party that, if true, would constitute a breach, by the Parent or the Purchaser as of the date of this Agreement or as of the Closing Date of any of its representations or warranties contained in this Agreement; provided, however, that all Materiality Qualifications contained in any such representation, warranty or certification shall be disregarded for purposes of determining whether a breach has occurred and the amount of Losses resulting therefrom;

(b) the breach, or any allegation by a third party that, if true, would constitute a breach, by the Parent or the Purchaser of any of its covenants or agreements contained in this Agreement;

(c) the Assumed Liabilities; and

(d) except as otherwise expressly provided herein (including the provisions allocating responsibility for the Assumed Liabilities and the Retained Liabilities), the ownership of the Assets and operation of the Business by the Purchaser after the Closing.

SECTION 8.04. Indemnification Procedures.

(a) In the case of any Claims asserted against or imposed upon an Indemnitee by a third party against which such Indemnitee is entitled to indemnification under this Article VIII (“Third-Party Claims”), the obligations of the Indemnitor in respect of such Third-Party Claims shall be performed in accordance with the following procedures:

(i) The Indemnitee shall give the Indemnitor written notice of any such Third-Party Claim, which notice shall specify in reasonable detail (based on the information then available to the Indemnitee) the nature of such Third-Party Claim, promptly following the earlier of the written assertion thereof or the service of any notice of commencement of, or other first legal process relating to, any Legal Proceeding in which such Third-Party Claim is asserted; provided, however, that, if the Indemnitee fails to notify the Indemnitor of a Third-Party Claim promptly as contemplated by this Section 8.04(a)(i), the Indemnitor shall not be relieved of its obligations in respect of such Third-Party Claim except to the extent (and only to the extent) that the Indemnitor is actually and materially prejudiced by such failure.

(ii) Promptly after notification of a Third-Party Claim as contemplated by Section 8.04(a)(i), the Indemnitor may elect to control the defense and, subject to subclause (D) herein, the compromise and settlement of such Third-Party Claim with counsel reasonably acceptable to the Indemnitee; provided, however, that (A) if the Indemnitor fails, within forty-five (45) calendar days after receipt of written notice of such Third-Party Claim, to assume the defense and, subject to subclause (D) herein, the compromise and settlement thereof on the terms set forth in this Section 8.04(a)(ii), the Indemnitee shall have the right to undertake the defense, and subject to subclause (E) herein, the compromise and settlement of such Third-Party Claim on behalf of and for the account and risk of the Indemnitor (subject to the limitations contained in Section 8.05) and the Indemnitor shall pay the reasonable fees and expenses of counsel to the Indemnitee, (B) if, (1) in the reasonable judgment of the Indemnitee, there exists a conflict of interest between the Indemnitee and the Indemnitor with respect to such Third-Party Claim or there are any material defenses available to the Indemnitee that differ from or are in addition to those available to the Indemnitor or (2) the Third-Party Claim would reasonably be expected to result in an injunction or other equitable relief against the Indemnitee that, in the reasonable judgment of the Indemnitee, would be expected to materially and adversely affect the business activities or operations of the Indemnitee, the Indemnitee shall (upon notifying the Indemnitor of its election to do so) have the right to undertake the defense, and subject to subclause (E) herein, the compromise and settlement of such Third-Party Claim with counsel reasonably acceptable to the Indemnitor on behalf of and for the account and risk of the Indemnitor (subject to the limitations contained in Section 8.05) and the Indemnitor shall pay the reasonable fees and expenses of counsel to the Indemnitee, (C) to the extent that the Indemnitee does not have the right to undertake the defense, and subject to subclause (E) herein, the compromise and settlement of such Third-Party Claim, the Indemnitee, if it in its sole discretion so elects, shall be entitled to employ separate counsel and to participate in the defense of such Third-Party Claim, but (1) the fees and expenses of counsel so employed shall

(except as otherwise provided in subclauses (A) and (B) above) be borne solely by the Indemnitee and (2) the Indemnitee and its counsel shall cooperate with the Indemnitor and its counsel (who, to the extent provided in subclauses (A) and (B) above, shall have the right to control the defense of the Third-Party Claim) in the defense of such Third-Party Claim, (D) the Indemnitor shall not settle or compromise any Third-Party Claim or consent to the entry of any judgment in respect thereof that does not include the grant by the claimant or plaintiff to each Indemnitee of a full and unconditional release from any and all liability in respect thereof and (E) the Indemnitee shall not settle or compromise any Third-Party Claim in any manner, or consent to the entry of any judgment in respect thereof, without the prior written consent of the Indemnitor, which consent will not be unreasonably withheld, conditioned or delayed.

(b) In the event an Indemnitee has an Indemnity Claim against an Indemnitor that is not a Third-Party Claim (a “Direct Claim”), the Indemnitee shall deliver written notice of such Direct Claim, which notice shall specify in reasonable detail (based on the information then available to the Indemnitee) the nature of such Direct Claim, to the Indemnitor promptly after it determines that it is entitled to seek indemnification for such Direct Claim. The failure by the Indemnitee to so notify the Indemnitor hereunder shall not relieve the Indemnitor of its obligations hereunder except to the extent (and only to the extent) that the Indemnitor is actually and materially prejudiced by such failure. If the Indemnitor does not notify the Indemnitee within forty-five (45) calendar days following its receipt of such notice that the Indemnitor disputes its liability to the Indemnitee, such Direct Claim specified by the Indemnitee in such notice shall be conclusively deemed a liability of the Indemnitor and the Indemnitor shall promptly pay the amount of such liability to the Indemnitee on demand or, in the case of any notice in which the amount of the Direct Claim (or any portion thereof) is estimated, on such later date when the amount of such Direct Claim (or such portion thereof) becomes finally determined.

(c) The parties hereto agree that, unless otherwise required by Law, any payment of Losses to an Indemnitee made pursuant to this Article VIII shall be treated as an adjustment to the purchase price paid by the Purchaser for Tax purposes.

SECTION 8.05. Certain Limitations.

(a) The obligations of the Sellers in respect of Purchaser Indemnity Claims pursuant to Section 8.02(a) (other than Purchaser Indemnity Claims in respect of a breach of any Fundamental Representations or that arise from fraud by or on behalf of any Seller, which shall not be subject to the limitations set forth in this Section 8.05) (“Covered Purchaser Indemnity Claims”) shall become operative and effective only if and to the extent that the aggregate amount of all Losses incurred by the applicable Indemnitees arising from Covered Purchaser Indemnity Claims exceeds $5,000,000 (the “Basket Amount”). Covered Purchaser Indemnity Claims shall accumulate until such time as the aggregate amount of all Losses arising therefrom exceeds the Basket Amount, at which time the Sellers shall be obligated to indemnify the applicable Indemnitees against such Losses, but only to the extent the aggregate amount thereof exceeds the Basket Amount.

(b) The obligations of the Parent and the Purchaser in respect of Seller Indemnity Claims pursuant to Section 8.03(a) (other than Seller Indemnity Claims in respect of a breach of any Fundamental Representations or that arise from fraud or an intentional and material misrepresentation by or on behalf of the Purchaser or the Parent, which shall not be subject to the limitations set forth in this Section 8.05) (“Covered Seller Indemnity Claims”) shall become operative and effective only if and to the extent that the aggregate amount of all Losses incurred by the applicable Indemnitees arising from Covered Seller Indemnity Claims exceeds the Basket Amount. Covered Seller Indemnity Claims shall accumulate until such time as the aggregate amount of all Losses arising therefrom exceeds the Basket Amount, at which time the Parent and the Purchaser shall be obligated to indemnify the applicable Indemnitees against such Losses, but only to the extent the aggregate amount thereof exceeds the Basket Amount.

(c) The maximum obligation of the Sellers to provide indemnification in respect of Covered Purchaser Indemnity Claims shall not exceed $56,000,000 (the “Cap Amount”).

(d) The maximum obligation of the Parent and the Purchaser to provide indemnification in respect of Covered Seller Indemnity Claims shall not exceed the Cap Amount.

(e) The obligations of the Sellers in respect of any Covered Purchaser Indemnity Claim shall not apply if the amount of Loss incurred by the applicable Indemnitees related to such individual Covered Purchaser Indemnity Claim, together with all related Covered Purchaser Indemnity Claims, totals less than $45,000 (the “De Minimis Threshold”).

(f) The obligations of the Parent and the Purchaser in respect of Covered Seller Indemnity Claims shall become operative and effective only if and to the extent that the amount of Loss incurred by the applicable Indemnitees related to each individual Covered Seller Indemnity Claim or series of related Covered Purchaser Indemnity Claims exceeds the De Minimis Threshold.

(g) Each of the parties hereby acknowledges and agrees that the limitations provided for in Section 8.05(a) through Section 8.05(f) above apply only to Covered Purchaser Indemnity Claims or Covered Seller Indemnity Claims (as the case may be), and do not apply to any other rights to indemnification provided for in this Article VIII, including rights to indemnification against Retained Liabilities or Assumed Liabilities (as the case may be).

(h) Notwithstanding anything to the contrary contained in this Article VIII, the Sellers shall have no obligation to indemnify the Purchaser or its Affiliates under Section 8.02(a) or Section 8.02(c) with respect to any liabilities or obligations arising from the Release of Materials of Environmental Concern to the Environment if such liabilities or obligations constitute Excluded Pre-Closing Environmental Liabilities. In addition, the obligation of the Sellers to provide indemnification pursuant to Section 8.02(a) or Section 8.02(c) with respect to any clean up costs or costs of remediation arising from the Release of Materials of Environmental Concern to the Environment shall be limited to costs associated with clean up and remediation actions that are (i) required by applicable Environmental Law or an Order issued by a Governmental Authority, reasonably necessary in order to avoid a Legal Proceeding threatened by a Governmental Entity or other Person under any Environmental Law or reasonably necessary in order to prevent or mitigate an imminent and substantial endangerment to human health or the environment and (ii) taken in good faith and in a manner consistent with the actions that would be taken by a reasonable and prudent business person who owns the applicable Real Property (without consideration of the benefit of any indemnification provided by the Sellers).

(i) Any Losses for which any Indemnitee would be entitled to indemnification under this Article VIII shall be reduced by (i) the amount of insurance proceeds actually received or recovered under any insurance policies for the benefit of such Indemnitee (including the Title Policies) and any cash payments, setoffs or recoupment of any payments recovered by such Indemnitee in respect of such Losses (other than pursuant to any indemnification or similar arrangements that the Indemnitee has purchased following the Closing Date), and (ii) any Tax Benefit. To the extent required by principles of applicable Delaware contract law, each Indemnitee shall use commercially reasonable efforts to mitigate losses for which such Indemnitee is subject to indemnification under this Article VIII. Notwithstanding anything to the contrary in the previous Section, if an Indemnitee believes that coverage for Losses is likely to be available under the Title Policies, such Indemnitee shall use commercially reasonable efforts to pursue any insurance proceeds available to such Indemnitee pursuant to any Title Policies. If, after the Indemnitor has made an indemnification payment to an Indemnitee in satisfaction of its obligations under this Article VIII with respect to any Third-Party Claim or Direct Claim pursuant to this Article VIII, the Indemnitee actually recovers from any third parties amounts in respect of such Losses of the type described in the first sentence of this Section 8.05(i), it shall as promptly as practicable forward to the Indemnitor such amounts (less the full amount of expenses incurred in procuring such recovery, including any applicable deductibles or retentions), but not in excess of the indemnification payment received by the Indemnitee.

(j) For the avoidance of doubt, if any Loss was included as a current liability in the calculation of the Final Working Capital in accordance with the provisions of Section 1.05, the amount of such Loss may not be recovered under this Article VIII, but the amount, if any, of any such Loss that exceeds the amount included as a current liability in the calculation of Final Working Capital may be recovered on and subject to the terms and conditions of this Article VIII.

SECTION 8.06. Exclusive Remedy

From and after the Closing, (a) the provisions of this Article VIII and of Section 1.05(b) shall constitute the exclusive remedy on the part of any party hereto in respect of the subject matter of this Agreement, the Deeds, ’or the transactions contemplated hereby and (b) neither the Parent nor the Purchaser, on the one hand, nor any of the Sellers, on the other, shall seek any indemnification, contribution, repayment or other remedy or recourse directly or indirectly from the other party or parties or their Affiliates with respect to the subject matter of this Agreement, the Deeds ’or the transactions contemplated hereby (whether on the basis of a claim sounding in tort, contract, statute or otherwise) outside the provisions of this Article VIII; provided, however, that (i) nothing herein shall limit the right of any party to seek specific performance or injunctive relief in connection with a breach by another party of its obligations under this Agreement or any Ancillary Delivery that occurs after the Closing Date and (ii) nothing herein shall limit the rights of any party under any of the Ancillary Agreements or in respect of a breach of any of the provisions thereof, which rights shall not be subject to or limited by this Article VIII. Notwithstanding the previous sentence or any other provision of this Article VIII, nothing contained in this Article VIII shall be construed to limit any liability on the part of any party hereto for fraud; provided, that in no event shall any party be liable for (A) punitive or exemplary damages, except to the extent that such damages are imposed on or incurred by a party as a result of a Third-Party Claim or (B) any consequential or indirect damages, lost profits, diminution in value, damages to reputation or loss to goodwill except to the extent recoverable under applicable principles of Delaware contract law because they were the reasonably foreseeable consequence of the relevant breach or action and were not occasioned by the special circumstances relating to the Indemnitee.

SECTION 8.07. Investigation

An Indemnitee’s right to indemnification, payment of Losses or other remedies based on any representation, warranty, covenant or obligation of another party contained in or made pursuant to this Agreement, any Deed ’shall not be affected by any investigation conducted by such Indemnitee or any of its representatives or any knowledge acquired (or capable of being acquired) by any such Indemnitee or its representatives, in each case, at any time prior to or after either the date of this Agreement or the Closing Date.

ARTICLE IX

DEFINITIONS

SECTION 9.01. Definitions.

(a) As used herein, the terms set forth below shall have the following respective meanings:

“Affiliate” means, with respect to any Person, any other Person who, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. As used herein, the term “control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether by ownership of voting securities, by contract or otherwise.

“Agreement” means this Asset Purchase Agreement, as the same may be amended from time to time.

“Air Quality Consent Decree” means the Consent Decree entered in United States v. Lafarge North America, Inc., et al., No. 3:10-cv-00044-JPG-CJP (S.D. Ill March 18, 2010) and any amendments thereto.

“Ancillary Agreements” means the Cement Supply Agreement, the Fuel Supply Agreements, the Transition Services Agreement and the Wichita Terminal Lease.

“Ancillary Deliveries” means the Deeds, Real Property Agreement Assignments, Bill of Sale, Assignment and Assumption Agreement, ’and each of the other instruments of sale, conveyance, assignment, transfer and delivery referred to in Section 2.02 and Section 2.03, as well as any certificates delivered pursuant to such Section 2.02, Section 2.03, Section 6.02 or Section 6.03.

“Ancillary Documents” means the Ancillary Agreements and the Ancillary Deliveries.

“Antitrust Laws” means the Sherman Antitrust Act, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, and all other federal, state or foreign statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and other applicable Law, including without limitation any antitrust, competition or trade regulation laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.

“Bill of Sale” means a bill of sale in form sufficient to convey to the Purchaser title to the Tangible Personal Property included in the Assets.

“Bond Counsel” shall have the meaning set forth in the IRD Bond Indenture.

“Bulk Sales Laws” means any version of Article 6 of the Uniform Commercial Code adopted by any state or any similar Law relating to the sale of inventory, equipment or other assets in bulk.

“Business Day” means any day except a Saturday, Sunday or other day on which banks chartered under the laws of the State of Texas, the State of Virginia or the State of New York are authorized or required by Law to close.

“Bylaws” means, with respect to any corporation, the bylaws of such corporation.

“Charter” means, with respect to any corporation, the certificate or articles of incorporation (or similar governing document) of such corporation.

“City of Sugar Creek” means the City of Sugar Creek, Missouri, a city of the fourth class duly organized and existing under the laws of the State of Missouri.

“Claim” means any demand, claim, cause of action or chose in action, right of recovery or right of set-off of any kind of character.

“Code” means the Internal Revenue Code of 1986, as the same may be amended from time to time, and any successor statute thereto.

“Confidentiality Agreement” means the letter agreement, dated May 30, 2012, executed by Lafarge and accepted and agreed to by the Parent, as supplemented or amended.

“Consent Decrees” means, collectively, the Air Permit Consent Decree, the Fly Ash Consent Decree and the Water Consent Decree.

“Contract” means (A) any contract, letter contract, agreement, lease, purchase order, sale order, delivery order or instrument of indebtedness, but excluding any contract, letter contract or other agreement that, by its terms, purports to be non-binding or (B) other binding arrangement, understanding, instrument, obligation or commitment of any kind or character, whether written or oral.

“Deed” means for each tract of Owned Real Property (i) located in Oklahoma, a deed in substantially the form of Exhibit A-1 hereto, (ii) located in Missouri, a deed in substantially the form of Exhibit A-2 hereto, and (iii) located in Nebraska, a deed in substantially the form of Exhibit A-3, and (iv) located in Kansas, a deed in substantially the form of Exhibit A-4, it being agreed that an exhibit to each Deed will identify Encumbrances shown on the related Current Title Report, subject to the provisions of Section 5.17, in each case only to the extent that the same are Permitted Encumbrances to which the title being conveyed is subject; provided, however, that any exceptions appearing in the Current Title Reports that are extinguished prior to Closing shall not be Encumbrances and shall not be included in any exhibits to the Deed.

“Electronic Transmission” means any form of electronic communication (such as by email of documents in Adobe Portable Document Format (.pdf) or facsimile transmission) that is generally accepted as a means of communication and that (i) creates a record that may be retained, retrieved, and reviewed by the recipient and (ii) may be directly reproduced in paper form by the recipient through an automated process.

“Employee” means any individual employed by the Sellers or an Affiliate of the Sellers primarily in connection with the Business and listed on Schedule 5.10(a).

“Employee Commencement Effective Time” means (A) for any Employee other than a Leave Employee, at the Closing, and (B) for any Leave Employee, 12:01 A.M. local time on the date on which such Leave Employee commences employment with a Purchaser Benefit Party as a Purchaser Employee.

“Encumbrance” means any Lien, defect in title, easement, covenant, restriction, Claim, charge, levy or assessment against or relating to any properties or assets.

“Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), groundwater, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

“Environmental Claim” means any and all notices of noncompliance or violation, or formal requests for information or investigations by a Governmental Authority, Claims, Legal Proceedings, or Encumbrances, pursuant to or made or arising under any Environmental Laws or any Governmental Authorizations issued under any such Environmental Laws, including (a) any and all Claims by any Governmental Authority for enforcement, injunctive relief, cleanup, removal, response, remedial or other actions or Losses pursuant to any Environmental Law and (b) any and all Claims by any Person seeking Losses, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from alleged release of or exposure to Material of Environmental Concern or arising from alleged injury or threat of injury to the Environment.

“Environmental Laws” means all applicable Legal Requirements in existence as of the date of this Agreement and/or in existence as of the Closing Date and relating to pollution or protection of the Environment or exposure of people or the Environment to Material of Environmental Concern, including Laws and regulations, and Orders relating to (i) emissions, discharges, releases or threatened releases of, or exposure to, Material of Environmental Concern, (ii) the use, treatment, generation, storage, containment (whether above ground or underground), disposal, transport or handling of Material of Environmental Concern, (iii) recordkeeping, notification, disclosure and reporting requirements regarding Material of Environmental Concern, (iv) endangered or threatened species of fish, wildlife and plant and the management or use of natural resources, (v) the preservation of the Environment or mitigation of adverse effects on or to the environment or, to the extent attributable to exposure to Material of Environmental Concern, human health, or (vi) emissions or control of greenhouse gases.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Seller Benefit Party, any corporation or other trade or business that would be treated as a single employer with such Seller Benefit Party pursuant to Section 414 of the Code or Section 4001(a)(14) or 4001(b) of ERISA.

“Excluded Markets” means the entire state of North Dakota and the counties in the other states specified in Schedule 9.01(a)(ii) hereto.

“Excluded Pre-Closing Environmental Liabilities” means any liabilities or obligations arising with respect to any Release of Materials of Environmental Concern to the Environment that (i) is discovered by the Purchaser after the Closing as a result of any invasive or destructive sampling or testing at any of the Real Property that is carried out in violation of Section 5.21 (or that would have been in violation of such provision if such provision remained in effect after its scheduled expiration date) or (ii) are incurred as a result of changes made by the Purchaser in the scope of use of any Real Property such that the Real Property is no longer used for similar industrial purposes.

“Excluded Receivables” means all Receivables (i) arising from sales in the Excluded Markets, including the related discounts, allowances and reserves, that are to be retained by the Sellers or any of their Affiliates or (ii) owing by any of the Sellers or any of their Affiliates.

“Fly Ash Consent Decree” means the consent decree entered into in State ex rel. Chris Koster v. Lafarge N. Am. Inc., No. 1016-CV18979 (Mo. Cir. Ct. Jackson County July 8, 2010) and any amendments thereto.

“Fundamental Representations” means the representations and warranties made by a party hereto set forth in Section 3.01 (Organization and Qualification), Section 3.02 (Authority; Binding Effect), Section 3.03 (Absence of Conflicts), Section 3.04 (Governmental Authorizations and Filings), Section 3.26 (Brokers’ or Finders’ Fees), Section 3.27 (No Other Representations or Warranties; Reliance on Representations and Warranties), Section 4.01 (Organization), Section 4.02 (Authority; Binding Effect), Section 4.03 (Absence of Conflicts), Section 4.04 (Governmental Authorizations and Filings), Section 4.06 (Brokers’ or Finders’ Fees) and Section 4.07 (No Other Representations or Warranties; Reliance on Representations and Warranties) of this Agreement.

“Governmental Authority” shall mean the United States or any other nation or government, any U.S. or non-U.S. state, provincial, municipal or local state or political subdivision thereof or any U.S. or non-U.S. court or agency or authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Governmental Authorization” means any license, Permit, concession, franchise, certificate, consent, exemption, approval, variance, registration, administrative orders, judicial orders or decrees, or other similar authorization or approval issued by or obtained from a Governmental Authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976), as amended, and the rules and regulations promulgated thereunder.

“IFRS” means the International Financial Reporting Standards.

“Improvements” means all buildings, improvements and other facilities situated on any Real Property.

“Indebtedness” means, with respect to any Person, any indebtedness of such Person in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or the balance deferred and unpaid of the purchase price of any property (except any such balance that constitutes an accrued expense or trade payable arising in the ordinary course of business), if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with U.S. GAAP, as well as all indebtedness of others secured by any Encumbrance on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the guarantee by such Person of any indebtedness of any other Person.

“Indemnitee” means any Person entitled to indemnification in respect of any Indemnity Claim pursuant to the terms of this Agreement.

“Indemnitor” means any Person from whom an Indemnitee is entitled to seek indemnification in respect of any Indemnity Claim pursuant to the terms of this Agreement.

“Installed Commercial Software” means any third party, off-the-shelf shrinkwrap, clickwrap or similar commercially available non-custom software that is licensed to any Seller and installed on computer systems that are included in the Assets as of the Closing Date.

“Intellectual Property” means, collectively, in any jurisdiction: (i) all letters patent, patents, patent applications, reissues, reexaminations, utility models, inventions and certificates of invention (collectively, “Patents”); (ii) trademarks, service marks, certification marks, trade names, trade dress, brand names, corporate names, logos and other trade designations, including the goodwill associated with the foregoing (including in each of the foregoing cases all unregistered names and marks), trademark and service mark registrations and applications (collectively, “Trademarks”); (iii) copyrights and copyrightable works, other works of authorship and databases (or other collections of information, data, works or other materials); (iv) Mix Designs or any related information, rights or technology (including, as applied to the Sellers, rights with respect to their value added products, such as the Retained Proprietary Products), (v) trade secrets, know-how and non-public business and technical information; (vi) software, including data files, source code, object code, application programming interfaces, computerized databases and other software-related specifications and documents; (vii) designs; (viii) domain names; (ix) claims, causes of action and defenses relating to the enforcement of any of the foregoing; and (x) any other intellectual property or similar proprietary rights; in each of case (i) to (x) above, including any registrations, applications, renewals or extensions of the foregoing with or by any Governmental Authority in any jurisdiction.

“Inventory” means all inventory produced, manufactured, acquired or ordered by the Sellers and held for sale in connection with the Business, including inventory consisting of finished goods, raw materials (including aggregates, limestone, shale and clay), work-in-process, supplies and packaging materials.

“IRD Bond Documents” means the IRD Bond Indenture, the Series A Bonds, the Series B Bonds, the Sugar Creek Lease, the Sugar Creek Guaranty, the Sugar Creek Development Agreement, the Sugar Creek Tax Compliance Agreement, the Sugar Creek Continuing Disclosure Agreement and all Contracts, instruments and other documents executed and delivered in connection with any of the foregoing.

“IRD Bond Indenture” means the Amended and Restated Trust Indenture, dated as of June 1, 2003, between the City of Sugar Creek, as the issuer, and the IRD Bond Trustee, as trustee, as in effect on the date of this Agreement.

“IRD Bond Transactions” means (i) the sale, assignment and transfer of the Series B Bonds by Lafarge to the Purchaser and the issuance by the IRD Bond Trustee of new Series B Bonds in the name of the Purchaser, (ii) the deposit of amounts by or on behalf of the Sellers in the amount required to pay and redeem the Series A Bonds on June 1, 2013, (iii) delivery to the IRD Bond Trustee of all notices and other documents necessary or required to redeem the Series A Bonds on June 1, 2013, (iv) the sale, assignment and transfer of all of right, title and interest of Lafarge in and to, and the release of all obligations of Lafarge under, the Sugar Creek Lease and the assumption by the Purchaser of such right, title and interest under the Sugar Creek Lease and obligations of Lafarge thereunder pursuant to the execution and delivery by the Purchaser and Lafarge of, and in accordance with the terms of, the Sugar Creek Assignment and Assumption of Lease, (v) the assignment, sale and transfer of all right, title and interest of Lafarge in and to the Sugar Creek Development Agreement, (vi) the assumption by the Purchaser of such right, title and interest under the Sugar Creek Development Agreement and certain obligations of Lafarge thereunder, (vi) the release and discharge of the obligations of Lafarge in respect of the payment of the Series B Bonds and (vii) all other actions and transactions in connection with the foregoing described in this Agreement.

“IRD Bond Trustee” means UMB Bank, N.A. in its capacity as trustee under the IRD Bond Indenture in respect of the Series A Bonds and the Series B Bonds.

“KCPL” means Kansas City Power & Light Company.

“Knowledge” means, with respect to any fact, event, circumstance or condition, the actual knowledge of any of the individuals identified in Schedule 9.01(a)(iii) hereto.

“Labor Agreements” means the Contracts listed in Schedule 3.24(a) hereto.

“Law” means each applicable provision of any U.S. or non-U.S. federal, state, provincial, municipal or local constitution, statute, law, common law (including but not limited to negligence, negligence per se, trespass, public nuisance, private nuisance, strict liability, ultra vires, contribution, and personal injury), code, rule, regulation, ordinance, Governmental Authorization or other official and legally binding pronouncement of any Governmental Authority.

“Lease” means any (i) Real Property Lease or (ii) written or oral lease, sublease, rental contract or similar contract pursuant to which a Person leases any Tangible Personal Property from a third party (in each case, together with all amendments, modifications, supplements, waivers and consents thereto or thereunder).

“Leased Real Property” means the real property identified in Schedule 1.01(a)(ii) hereto, together with all leasehold interests of any of the Sellers in all buildings, structures, fixtures and improvements located thereon, and all easements, Rights of Way and other rights appurtenant thereto.

“Legal Proceeding” means any judicial, administrative or arbitral action, suit or proceeding (whether public or private and whether civil, criminal or administrative) or any investigation by or before any court or other Governmental Authority, whether civil, criminal or investigative.

“Legal Requirement” means any applicable requirement of any Law or Order.

“Letter of Intent” means the letter of intent, dated as of July 19, 2012, as amended September 5, 2012, between the Parent and Lafarge relating to the transactions contemplated by this Agreement.

“Lien” means (i) any mortgage, pledge, hypothecation, assignment, security interest, option, lien or any preference, priority or other right or interest granted pursuant to a security agreement or preferential arrangement of any kind or character whatsoever (including any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement under the Uniform Commercial Code or comparable Law of any jurisdiction), and (ii) any other lien, charge or levy, whether arising by operation of law or otherwise.

“Material Adverse Effect” means (i) any event, change, development or occurrence that, individually or together with any other event, change, development or occurrence, has had or would reasonably be expected to have a material and adverse effect on the Business, Assets or Assumed Liabilities or on the operations, affairs, condition (financial or otherwise), or results of operation of the Business, taken as a whole, or (ii) an event or circumstance that would reasonably be expected to prevent, or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement, but, in the case of clause (i) above, excluding any such effect attributable to or resulting from (A) any change in applicable Law or the interpretation thereof, (B) any change in U.S. GAAP or the interpretation thereof, (C) any events, changes, circumstances or conditions generally affecting the portland cement industry in the states in which the Business operates, except to the extent such events, changes, circumstances or conditions affect the Business in a disproportionately adverse manner relative to other Persons engaged in such industry in the states in which the Business operates or (D) general economic, political or market conditions in the United States, except to the extent such conditions affect the Business in a disproportionately adverse manner relative to other Persons engaged in the portland cement industry in the states in which the Business operates, (E) any natural or international disasters, calamities, or emergencies, or acts of war, sabotage or terrorism, or an escalation or worsening of any of the foregoing, except to the extent such conditions affect the Business in a disproportionately adverse manner relative to other Persons operating in the portland cement industry in the states in which the Business operates, (F) the entry into or announcement of this Agreement and the Ancillary Documents and the transactions contemplated hereby and thereby, (G) any action taken or omitted to be taken by the Sellers in accordance with the terms of this Agreement (other than compliance with Section 5.01(a)) or at the written request or with the prior written consent of the Parent or the Purchaser, except that neither clause (F) nor this clause (G) shall apply in the determination of a breach or violation of the representations and warranties contained in Section 3.03, (H) any loss of, or change in, the relationship of the Business, with its customers, employees or suppliers (but not any breach of Contract) that is a direct result of the execution, delivery or performance (in accordance with its terms) of this Agreement, the consummation of the transactions contemplated by this Agreement or the announcement of any of the foregoing, except that this clause (H) shall not apply in the determination of a breach or violation of the representations and warranties contained in Section 3.03, or (I) any breach by the Parent or the Purchaser of this Agreement.

“Material of Environmental Concern” means (a) any petroleum or petroleum products, radioactive materials, asbestos or asbestos containing material, polychlorinated biphenyls, hazardous or toxic fungus, mold or mycotoxins, or lead or lead-containing paint or plumbing and (b) any chemical, material or substance defined as or included in the definition of “hazardous substance,” “hazardous waste,” “hazardous material,” “extremely hazardous substance,” “restricted hazardous waste,” “dangerous waste,” “toxic substance,” “toxic pollutant,” “regulated substance,” “industrial solid waste,” “pollutant,” “contaminant,” or any similar term under any Environmental Laws or the presence, release or emission of which requires permitting, reporting, investigation or remediation under any Environmental Laws.

“Materiality Qualifications” means, with respect to the representations, warranties, covenants and agreements of any party, all qualifications or exceptions contained therein based on materiality (including any qualifications related to the presence or absence of a Material Adverse Effect) and all usages of “material,” “in all material respects,” “in any material respect,” “would not be material,” “would not reasonably be expected to be material” or similar qualifiers.

“Mix Designs” means any product recipes, mix designs, inventions, proprietary processes, formulae, models and methodologies.

“Net Working Capital” means the excess of (i) the current assets of the Business included in the Assets over (ii) the current liabilities of the Business included in the Assumed Liabilities, in each case as of the Closing Date, as determined in accordance with the Working Capital Principles.

“Nontransferable Contract” shall mean any Contract which may not be assigned or otherwise transferred to the Purchaser in accordance with this Agreement without obtaining the consent or approval of or a waiver or other authorization from a third party.

“Order” means any order, judgment, injunction, ruling, legally binding agreement, stipulation or decree (including a consent decree) of any court, tribunal, administrative agency or other Governmental Authority.

“Ordinary Course of Business” means, with respect to the Sellers in connection with the conduct of the Business, the ordinary course of business consistent with the past custom and practice of the Sellers.

“Overhead and Shared Services” means ancillary corporate or shared services provided to or in support of the Business that are general corporate or other overhead services or provided to both (i) the Business and (ii) other businesses of the Sellers and their Affiliates, including access to hardware and software related to research and development services, use of Intellectual Property, travel and entertainment services, temporary labor services, office supplies services (including copiers and faxes), personal telecommunications services, computer hardware and software services, fleet services, energy/utilities services, National Contracts, treasury services, public relations, legal and risk management services (including workers’ compensation), payroll services, sales and marketing support services, information technology and telecommunications services, accounting services, tax services, internal audit services, executive management services, investor relations services, human resources and employee relations management services, employee benefits services, credit, collections and accounts payable services, logistics services, property management services, environmental support services and customs and excise services, in each case including services relating to the provision of access to information, operating and reporting systems and databases and all hardware and software or other intellectual property used in connection therewith. Overhead and Shared Services shall not include any item in the previous sentence (A) relating exclusively to the Business or (B) that is provided by the Business or by using exclusively Employees of the Business or any of the Assets.

“Owned Real Property” means all of the real property identified in Schedule 1.01(a)(i) hereto, together with all buildings, structures, fixtures and improvements located thereon, and all easements, Rights of Way and other rights appurtenant thereto.

“Parent Credit Facility” means the Second Amended and Restated Credit Agreement, dated as of December 16, 2010, as amended (unless the context otherwise requires) by the Parent Credit Facility Amendment and as the same may hereafter be amended from time to time, among the Parent, as Borrower, JPMorgan Chase Bank, N.A., as Administrative Agent and a Lender and the Co-Syndication Agents, Co-Documentation Agents and the other Lenders from time to time party thereto.

“Permit” means any permit, license, approval, registration, certificate, variance, authorization, consent, franchise or Governmental Authorization or similar rights issued, granted or otherwise authorized by any Governmental Authority.

“Permitted Encumbrances” means any (i) Liens for Taxes, assessments and other governmental levies, fees or charges which are not due and payable or which are being contested by appropriate Legal Proceedings for which adequate reserves are being maintained in accordance with U.S. GAAP, (ii) Liens of landlords, lessors, carriers, warehousemen, employees, mechanics and materialmen and other like Liens arising in the Ordinary Course of Business that are not due and payable and do not adversely affect the use or enjoyment of the affected Assets in any material respect, (iii) zoning, building codes and other land use Laws regulating the use or occupancy of any of the Real Property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such Real Property which are not violated by the current use or occupancy of such Real Property in a manner which, individually or in the aggregate, would materially impair the use of such Real Property in the conduct of the Business, (iv) rights of the landlord in respect of the Leased Real Property and other terms provided for under Real Property Leases provided or made available to the Purchaser, (v) Liens created by the actions of the Parent, the Purchaser or any of their respective representatives, employees, agents or contractors (vi) other than with respect to any Real Property identified on Schedule 1.01(a)(iii) hereto, the rights of any third party to minerals attaching to Real Property (solely to the extent such minerals were not conveyed to such third party by the Sellers), and (vii) items reflected in the Current Title Reports, other than the Title Defects and the Standard Exceptions.

“Person” means any individual, sole proprietorship, corporation, partnership, limited liability company, association, trust or any other entity or organization of any kind or character, including a Governmental Authority.

“Potential Successor Taxes” means any Taxes owed by any Seller with respect to which the Purchaser may have successor liability.

“Pre-Closing Environmental Liabilities” means any liabilities or obligations arising from (i) any Release of Materials of Environmental Concern to the Environment or exposure to Materials of Environmental Concern to the extent attributable to the Seller’ or any of their Affiliates’ management, use, control or operation any Asset, (ii) any failure to obtain any Governmental Authorization under Environmental Law for (A) any activity undertaken at, through or with respect to the Assets or (B) any operational condition of the Assets, in each case, prior to the Closing, including the obligation to obtain a permit under the prevention of significant deterioration program of the Clean Air Act, whether or not such matters are described in the Schedules delivered by the Sellers to the Purchaser hereunder; (iii) any obligations or requirements set forth in the Consent Decrees to the extent attributable to the period preceding and including the Closing Date, whether or not such matters are described in the Schedules delivered by the Sellers to the Purchaser hereunder; and (iv) any Environmental Claim (other than an Environmental Claim asserted by Purchaser, Parent of any Affiliates, officers, directors, employees, representatives or agents of the Purchaser or the Parent, provided this exclusion shall not preclude the subject matter for such an Environmental Claim from meeting this definition under clauses (i), (ii), or (iii) hereof) against the Sellers or any Person whose liability for such Environmental Claim the Sellers have assumed or retained either contractually or by operation of law, in each case, to the extent attributable to the period preceding and including the Closing Date, whether or not such matters are described in the Schedules delivered by the Sellers to the Purchaser hereunder.

“Prior Survey” means the Systech Environmental Corporation survey dated August 23, 2011 relating to the Tulsa Plant, the Shafer, Kline & Warren, Inc. survey dated November 4,1998 relating to the real property covered by the Sugar Creek Lease and the Weiskirch & Parks Engineers, Inc. survey dated December 29, 2009 relating to the Belton Ready-Mix Plant.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Real Property Agreements” means (i) all Real Property Leases, (ii) Rights of Way and (iii) all Contracts relating to any mineral rights appurtenant to any of the Real Property.

“Real Property Leases” means any lease, sublease, license or similar agreement pursuant to which any Person leases, subleases, has a license to use, or otherwise occupies any Real Property.

“Receivables” means any notes, accounts receivable or other indebtedness arising from the sale of merchandise or other products or the performance of services, including the right to payment of any interest or finance charges or similar fees or charges relating thereto.

“Regulatory Representations” means the representations and warranties made by a party hereto set forth in Section 3.08(a) (Real Property; Real Property Agreements), but only in respect of the representations contained therein that address matters of title, Section 3.08(b) (Real Property; Real Property Agreements), but only in respect of the representations contained therein that address matters of title, Section 3.08(i) (Real Property; Real Property Agreements), but only in respect of the representations contained therein that address matters of title, Section 3.09 (Title to Other Assets), but only in respect of the representations contained therein that address matters of title, Section 3.19 (Compliance with Laws; Permits), Section 3.20 (Taxes), Section 3.21 (Benefit Plans; Employees and Employment Practices), Section 3.23 (Environmental Protection) and Section 3.24 (Labor Relations) of this Agreement and any representations and warranties or certifications relating to matters of title made in any of the Deeds.

“Release” means any presence, releasing, depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing into the Environment through any medium.

“Responsible Benefits Employee” means (i) the lead human resources employee, if any, who is employed at any location where the Employees provide services for the benefit of the Business, and (ii) the Seller’s lead human resources employee.

“Retained Patented Products” means DuctalTM and LowDenseTM.

“Retained Proprietary Products” means Sellers’ value added products known or sold as Agilia®, Chronolia®, Extensia® and Artevia®.

“Rights of Way” means, collectively, all rights of way and easements benefitting a Seller’s estate in Real Property.

“Sales Contract” means, with respect to any Person, any Contract from which such Person derives any revenue from the sale of products or merchandise or performance of services.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Seller DB Retirement Plan” means any Benefit Plan that is a defined benefit pension plan subject to Title IV of ERISA or the funding rules of Sections 412 and 430 of the Code.

“Series A Bonds” means the bond or bonds of the series of Industrial Development Revenue Bonds (Lafarge North America Inc. Project) Series 2003A, in the aggregate outstanding principal amount of $47,000,000, issued, authenticated and delivered pursuant to the IRD Bond Indenture, as in effect on the date of this Agreement.

“Series A Obligations” means, collectively, all debts, liabilities, obligations (including indemnities in favor of the City of Sugar Creek), covenants and agreements arising out of or related to (i) all Series 2003A Lease Payments (as defined in the Sugar Creek Lease) (including, but not limited to, equivalent amounts described in Section 14(g) of the Sugar Creek Development Agreement or otherwise in the Sugar Creek Development Agreement), (ii) all Additional Payments (as defined in the Sugar Creek Lease), Base Rent and Additional Rent (each as defined in the Sugar Creek Development Agreement) relating to, or arising in connection with, the Series A Bonds or the Series 2003A Lease Payments (including, but not limited to, equivalent amounts described in Section 14(g) of the Sugar Creek Development Agreement or otherwise in the Sugar Creek Development Agreement),

(iii) obligations arising under Section 6.4 of the Sugar Creek Lease in respect of the Series A Bonds or the Series 2003A Lease Payments, (iv) the Series 2003A Bonds, and (v) otherwise relating to, or arising in connection with, the Series A Bonds or the Series 2003A Lease Payments.

“Series B Bond Transfer” means the sale, transfer and conveyance of all right, title and interest of any of the Sellers in and to the Series B Bonds to the Purchaser on the Closing Date.

“Series B Bonds” means the bond or bonds of the series of Taxable Subordinate Industrial Development Revenue Bonds (Lafarge North America Inc. Project) Series 2003B, issued, authenticated and delivered pursuant to the IRD Bond Indenture, as in effect on the date of this Agreement.

“Sugar Creek Assets” means, collectively, the (i) Series B Bonds, (ii) all right, title and interest of Lafarge, as lessee, under the Sugar Creek Lease, (iii) all right, title and interest of the Sellers in and to the Sugar Creek Development Agreement, and (iv) all right, title and interest of the Sellers, as third-party beneficiaries, arising under the IRD Bond Indenture.

“Sugar Creek Assignment and Assumption of Lease” means an Assignment and Assumption of Lease evidencing the sale, assignment and transfer to the Purchaser of all of right, title and interest of Lafarge in and to the Sugar Creek Lease and the assumption by the Purchaser of certain obligations of Lafarge thereunder.

“Sugar Creek Continuing Disclosure Agreement” means the Continuing Disclosure Agreement dated June 1, 2003 between Lafarge and the IRD Bond Trustee, as in effect on the date of this Agreement.

“Sugar Creek Development Agreement” means the Development Agreement, dated as of July 20, 1998, between the City of Sugar Creek and Lafarge, as in effect on the date of this Agreement.

“Sugar Creek Guaranty” means the Amended and Restated Guaranty Agreement, dated as of June 1, 2003, made by Lafarge, as the guarantor, in favor of the IRD Bond Trustee, as trustee, as in effect on the date of this Agreement.

“Sugar Creek Lease” means the Amended and Restated Lease Agreement, dated as of June 1, 2003 between the City of Sugar Creek, as lessor, and Lafarge, as lessee, as in effect on the date of the Closing.

“Sugar Creek Tax Compliance Agreement” means the Tax Compliance Agreement, dated June 1, 2003, among the City of Sugar Creek, the IRD Bond Trustee and Lafarge, as in effect on the date of this Agreement.

“Systech” means Systech Environmental Corporation, a Delaware corporation and an Affiliate of Lafarge.

“Tangible Personal Property” means all equipment, machinery, fixtures, furniture, computers, vehicles, rolling stock, tools, office furniture, repair parts, spare parts, supplies and other tangible personal property used primarily or exclusively, in connection with the conduct of the Business.

“Tax Benefit” means the net amount by which the Tax liability of the indemnified party (or the group of which it is a member) is reduced (after giving effect to any alternative minimum or similar Tax resulting therefrom) for the periods up to and including the period in which the indemnity is paid, plus any interest (on an after Tax basis) received from any Governmental Authority relating to such Tax liability.

“Tax Returns” means any returns, declarations, reports, claims for refund and informational returns or statements relating to Taxes, to be filed with a Governmental Authority (or to be provided to a third party pursuant to a requirement of applicable Tax law) including any schedules or attachments thereto.

“Taxes” means all taxes, charges, fees, levies or other assessments (including income, gross receipts, excise, property, sales, occupation, use, service, service use, license, payroll, withholding, franchise, transfer and recording taxes, fees and charges) imposed by any Governmental Authority, whether computed on a separate, consolidated, unitary or combined basis or in any other manner, and includes any interest, penalties and additions to any tax.

“Title Company” means Chicago Title Insurance Company.

“Title Policies” means owner’s fee and leasehold title insurance policies, as applicable, which, at the Purchaser’s election, but subject to Section 5.17, may be issued pursuant to the Current Title Reports with all endorsements requested by the Purchaser.

“Tulsa Fly Ash Joint Venture” means the joint venture operating in the Tulsa, Oklahoma area.

“U.S. GAAP” shall mean generally accepted accounting principles as in effect in the United States of America at the time of application thereof in accordance with the provisions of this Agreement.

“Water Consent Decree” means the consent decree entered into in United States v. Lafarge N. Am. Inc., No. 1:11-cv-03426-RDB (D. Md. Feb. 10, 2012) and any amendments thereto.

“Working Capital Principles” means that the current assets and current liabilities will be calculated in accordance with the principles, practices and methodologies described in Schedule 9.01(a)(iv) hereto, as applied in a manner consistent with the example set forth in such Schedule.

(b) For purposes of this Agreement, the terms set forth in the table below have the meanings assigned to them in the sections or other provisions noted below.

Term	Section or Other Provision
4204 Bond	Section 5.10(e)
Accounting Arbiter	Section 1.05(b)(iv)
Acquired Contracts	Section 3.10(b)
Acquired Mark	Section 1.01(a)(xiv)
Additional Title Defects	Section 5.17(a)
Affected Participants	Section 5.10(i)
Allocation	Section 1.06(a)
Allocation Objections	Section 1.06(b)
Arbiter Statement	Section 1.05(b)(iv)
Assets	Section 1.01(a)
Assignment and Assumption Agreement	Section 2.02(a)(v)
Assumed Liabilities	Section 1.02(a)
Audited Financial Statements	Section 3.05(a)
Base Price	Section 1.04
Basket Amount	Section 8.05(a)
Benefit Plans	Section 3.21(a)
Books and Records	Section 1.01(a)(xvi)
Business	Recitals
Business Confidential Information	Section 5.13(a)
Cap Amount	Section 8.05(c)
Casualty Loss	Section 5.07(a)
Cement Business	Recitals
Cement Plants	Recitals
Cement Supply Agreement	Section 2.02(a)(xiii)
Closing	Section 2.01
Closing Date	Section 2.01
COBRA	Section 5.10(j)
COBRA True-Up Amount	Section 5.10(j)
Competing Proposal	Section 5.05
Covered Multiemployer Plans	Section 5.10(e)
Covered Purchaser Indemnity Claims	Section 8.05(a)
Covered Seller Indemnity Claims	Section 8.05(b)
Current Title Reports	Section 5.17(a)
De Minimis Threshold	Section 8.05(e)
Direct Claim	Section 8.04(b)
Disclosure Schedule	Article III
DOJ	Section 5.03(c)
Easements	Section 5.22(b)
Effective Time	Section 5.09(a)
Employee Premium	Section 5.10(j)
Ernst & Young	Section 3.05(a)
Estimated Working Capital	Section 1.05(a)(i)
Excluded Assets	Section 1.01(b)
Excluded Books and Records	Section 1.01(b)(xi)
Excluded Intellectual Property	Section 1.01(b)(viii)

Term	Section or Other Provision
Excluded Marks	Section 1.01(b)(viii)
Facilities	Recitals
Final Working Capital	Section 1.05(b)(i)
Final Allocation	Section 1.06(d)
Final CFO Certificate	Section 1.05(b)(i)
Final Working Capital	Section 1.05(b)(i)
Financial Statements	Section 3.05(b)
Fly Ash Operations	Recitals
Fredonia Property	Section 5.27
FTC	Section 5.03(c)
Fuel Supply Agreements	Section 2.02(a)(xiv)
Identified Title Defects	Section 5.17(a)
Initial CFO Certificate	Section 1.05(a)(i)
Installed Software	Section 1.01(a)(xiii)
Key Customers	Section 3.15(a)
Key Suppliers	Section 3.15(b)
Lafarge	Preamble
Latest Audited Balance Sheet	Section 3.05(a)
Latest Unaudited Balance Sheet	Section 3.05(b)
Leave Employee	Section 5.10(b)
Losses	Section 8.02
Material Acquired Contracts	Section 3.10(b)
Minimum Available Credit	Section 4.05
Mirror Plans	Section 5.10(f)
Multiemployer Plans	Section 3.21(a)
National Contracts	Section 1.01(b)(xii)
Negotiation Period	Section 1.05(b)(iii)
Non-Purchaser Withdrawal Event	Section 5.10(e)
North Allen Road Agreements	Section 5.28(b)
Objection Notice	Section 1.05(b)(ii)
Objection Period	Section 1.05(b)(ii)
Offering Documentation	Section 5.04(c)
Other Parent Offerings	Section 4.05
Other Sellers	Preamble
Parent	Preamble
Parent Credit Facility Amendment	Section 4.05
Parent Equity Offering	Section 4.05
Parent Offering	Section 5.04(c)
Patents	Section 9.01(a)
PCBs	Section 3.23(g)
Phase I Reports	Section 3.23(h)
Proration Items	Section 5.09(a)
Prospectus Supplement	Section 5.04(b)
PSD	Section 3.23(c)
Purchase Price	Section 1.04
Purchaser	Preamble

Term	Section or Other Provision
Purchaser Benefit Parties	Section 5.10(b)
Purchaser Bonds	Section 2.02(a)(vi)
Purchaser COBRA Premium	Section 5.10(j)
Purchaser Employee	Section 5.10(b)
Purchaser Employment Conditions	Section 5.10(b)
Purchaser Health Plans	Section 5.10(i)
Purchaser Indemnity Claims	Section 8.02
Purchaser Plan	Section 5.10(i)
Qualified Plan	Section 3.21(g)
Quarries	Recitals
Ready-Mix Plants	Recitals
Real Property Agreement Assignment	Section 2.02(a)(iii)
Reference Period	Section 3.15(a)
Registration Statement	Section 5.04(b)
Represented Employees	Section 5.10(c)
Repurchased Receivables	Section 1.07
Retained Contracts	Section 1.03
Retained Liabilities	Section 1.02(b)
SEC	Section 3.05(c)
Seller Benefit Parties	Section 5.10(b)
Seller Books and Records	Section 5.15(b)
Seller Confidential Information	Section 5.13(b)
Seller Indemnity Claims	Section 8.03
Seller Information	Section 5.04(c)
Sellers	Preamble
Sellers Bonds or Letters of Credit	Section 5.24
Series A Deposit	Section 2.02(b)(i)
Software License Agreement	Section 2.02(a)(xvi)
Standard Exceptions	Section 5.17(a)
Straddle Period	Section 5.08(c)
Straddle Period Return	Section 5.08(c)
Sugar Creek Assignment and Assumption of Development Agreement	Section 2.02(a)(iv)
Sugar Creek Plant	Recitals
Sugar Creek Tax Authorities	Section 3.11(c)(iv)
Survival Period	Section 8.01(a)
Target Closing Date	Section 2.01
Tax Claim	Section 5.08(g)(i)
Terminals	Recitals
Termination Date	Section 7.01(c)(i)
Third-Party Claims	Section 8.04(a)
Third Quarter Unaudited Financial Statements	Section 5.23
Title Defects	Section 5.17(a)
Trademarks	Section 9.01(a)

Term	Section or Other Provision
Transition Services Agreement	Section 2.02(a)(xi)
Tulsa Plant	Recitals
Unaudited Financial Statements	Section 3.05(b)
WARN Act	Section 3.24(b)
Wichita Closing Documents	Section 5.22(b)
Wichita Conveyance	Section 5.22(b)
Wichita Property	Section 5.22(b)
Wichita Terminal	Section 5.22(b)
Wichita Terminal Lease Agreement	Section 2.02(a)(xii)

SECTION 9.02. Certain Accounting Matters.

Except as provided herein, all accounting terms used herein shall be interpreted, all accounting determinations provided for hereunder shall be made, and all financial statements delivered in connection herewith shall be prepared, in accordance with U.S. GAAP, applied on a basis consistent with the Audited Financial Statements and the Sellers’ historical accounting practices and methods.

SECTION 9.03. Certain Provisions relating to Definitions and Interpretation.

For all purposes of this Agreement, (a) any reference to an Article, Section, Exhibit or Schedule is a reference to an Article or Section of, or an Exhibit or Schedule to, this Agreement, unless otherwise specified; (b) when the context requires, terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa; (c) the words “include” (and derivatives thereof, such as “includes” and “including” are not limiting and shall be construed as if followed by the words “without limitation” or “and are not limited to” (as the context requires); (d) the terms “dollars” and “$” mean United States dollars; (e) the phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to September 26, 2012; (f) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; and (g) any reference to a document “made available” to the Parent or the Purchaser shall mean that such document was (i) included in the IntraLinks electronic data room maintained by or on behalf of the Sellers at midnight Eastern time at the end of the Business Day prior to the date of this Agreement and accessible to the Parent and the Purchaser and their representatives on such date and the date of this Agreement or (ii) delivered to the Parent or the Purchaser, including by Electronic Transmission, by midnight Eastern time at the end of the Business Day prior to the date of this Agreement. Prior drafts of this Agreement or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement shall not be used as an aide of construction or otherwise constitute evidence of the intent of the parties hereto; and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of such prior drafts.

ARTICLE X

MISCELLANEOUS

SECTION 10.01. Fees and Expenses.

Except as expressly provided herein, all fees and expenses incurred by any of the parties hereto in connection with this Agreement or any of the transactions contemplated hereby shall be borne and paid solely by the party incurring such fees and expenses. Notwithstanding the foregoing, the fees and expenses owing to Ernst & Young in connection with the audit of the Audited Financial Statements, and any cooperation provided by it to the Parent in connection with the Parent Equity Offering as contemplated by Section 5.04 shall be paid by Lafarge, but shall be reimbursed by the Parent promptly following receipt of an invoice therefor, together with reasonable supporting documentation.

SECTION 10.02. Further Assurances.

(a) The Sellers hereby agree that from time to time after the Closing Date they shall (i) execute, deliver, acknowledge, file and record, or cause to be executed, delivered, acknowledged, filed and recorded, such further bills of sale, deeds, general conveyances, endorsements, assignments and other good and sufficient instruments of sale, conveyance, transfer, assignment or delivery and such further consents, certifications, affidavits and assurances as the Purchaser may reasonably request in order to vest in the Purchaser all right, title and interest in the Assets or otherwise to consummate and make effective the transactions contemplated by this Agreement upon the terms and conditions set forth herein and (ii) take, or cause to be taken, all actions and do, or cause to be done, all such things as the Purchaser may reasonably request in order to put the Purchaser in actual possession and operating control of the Assets or otherwise to accomplish the purposes of this Agreement.

(b) The Purchaser hereby agrees that from time to time after the Closing Date it shall (i) execute or deliver, or cause to be executed or delivered, such instruments of assumption, certifications, affidavits and assurances as the Sellers may reasonably request in order to give effect to the assumption by the Purchaser of the Assumed Liabilities, evidence or confirm that the Sellers continue to have all right, title and interest in the Excluded Assets or otherwise to consummate and make effective the transactions contemplated by this Agreement upon the terms and conditions set forth herein and (ii) take, or cause to be taken, all actions and do, or cause to be done, all such things as the Sellers may reasonably request in order to put the Sellers in actual possession and operating control of the Excluded Assets or otherwise to accomplish the purposes of this Agreement.

SECTION 10.03. Notices.

All notices, requests, Claims, demands and other communications hereunder shall be in writing and shall be given by delivery in person, by registered or certified mail (return receipt requested and with postage prepaid thereon) or by facsimile transmission to the parties at the following addresses (or at such other address as any party shall have furnished to the others in accordance with the terms of this Section 10.03):

if to the Purchaser or the Parent:

Eagle Materials Inc.

3811 Turtle Creek

Suite 1100

Dallas, Texas 75219-4487

Attention: Steven R. Rowley

  Chief Executive Officer

Telephone: (214) 432-2000

Facsimile: (214) 432-2110

with copies to (which shall not constitute notice to the Purchaser or the Parent):

Audubon Materials Inc.

3811 Turtle Creek

Suite 1100

Dallas, Texas 75219-4487

Attention: James H. Graass

  Executive Vice President, General Counsel and Secretary

Telephone: (214) 432-2022

Facsimile: (214) 432-2110

Baker Botts L.L.P.

2001 Ross Avenue

Dallas, Texas 75201

Attention: Geoffrey L. Newton

Telephone: (214) 953-6753

Facsimile: (214) 661-4753

if to Lafarge or to any of the Sellers:

Lafarge North America Inc.

12018 Sunrise Valley Drive

Reston, Virginia 20191

Attention: John Stull

  President and Chief Executive Officer

Telephone: (703) 480-3600

Facsimile: (703) 796-2217

with copies to (which shall not constitute notice to any Seller):

Lafarge North America Inc.

12018 Sunrise Valley Drive

Reston, Virginia 20191

Attention: Peter L. Keeley

  Senior Vice President, General Counsel & Corporate Secretary

Telephone: (703) 480-3600

Facsimile: (703) 796-2217

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Attention:   Laurent Alpert

                   Benet O’ Reilly

Telephone:  (212) 225-2000

Facsimile:  (212) 225-3999

All notices, requests, Claims, demands and other communications hereunder that are addressed as provided in or pursuant to this Section 10.03 shall be deemed duly and validly given (a) if delivered in person, upon delivery, (b) if delivered by registered or certified mail (return receipt requested and with postage paid thereon), upon receipt and (c) if delivered by facsimile, upon transmission and receipt thereof.

SECTION 10.04. Amendment; Waivers.

The terms and provisions of this Agreement may be modified or amended only by a written instrument executed by each of the parties hereto, and compliance with any term or provision hereof may be waived only by a written instrument executed by each party entitled to the benefits of the same. Except as expressly provided herein to the contrary, no failure to exercise any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege granted hereunder.

SECTION 10.05. Entire Agreement.

This Agreement (including the Exhibits and Schedules hereto and the certificates, opinions and documents delivered in accordance with the provisions hereof), together with the Ancillary Documents, constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, whether written or oral, between the parties with respect to the subject matter hereof, including the Letter of Intent. Notwithstanding the previous sentence, the Confidentiality Agreement (except to the extent provided in Section 5.13) and that certain letter agreement, dated July 2, 2011, between the Parent and Lafarge, shall remain in full force and effect in accordance with its terms as to all matters except Confidential Information (which is addressed in Section 5.13). All Exhibits and Schedules hereto and certificates, opinions and other documents delivered in accordance with the provisions hereof are expressly made a part of this Agreement.

SECTION 10.06. Parties in Interest; Assignment.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the parties hereto and their respective successors and permitted assigns and, with respect to the provisions of Article VIII, the Persons expressly identified therein as Indemnitees, any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, and no other Person shall be deemed a third-party beneficiary under or by reason of this Agreement. No party may assign this Agreement or its rights, interests or obligations hereunder to any Person without the prior written consent of each of the other parties hereto; provided, however, that each of the Parent and the Purchaser may (a) assign this Agreement or its rights, interests or obligations hereunder (including the right of the Purchaser to acquire all or any part of the Assets at the Closing) to any subsidiary of the Parent or to any successor to all or substantially all of the business of the Parent and (b) collaterally assign its rights and interests hereunder to any lender or other financing source of the Parent (and such rights and interests may be assigned or further assigned in connection with any foreclosure or transfer in lieu of foreclosure to any Person); provided, however, that in each case, (x) each of the Parent and the Purchaser shall remain liable to the Sellers for the performance of its obligations hereunder unless Lafarge otherwise agrees in writing and (y) no such assignment contemplated by this Section 10.06 shall be made if it would reasonably be expected to prevent, or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement.

SECTION 10.07. Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflicts of law that would require the application of the laws of another jurisdiction, except to the extent that mandatory principles of conflicts of law require the application of the laws of another jurisdiction wherein any of the Assets are located to determine the validity or effect of the sale, conveyance, transfer, assignment and delivery thereof in accordance with Article I.

SECTION 10.08. Choice of Forum; Waiver of Jury Trial.

(a) All disputes, controversies or Legal Proceedings arising in connection with or commenced by or on behalf of any party to this Agreement in connection with or relating to this Agreement or any of the Ancillary Deliveries or any matters described or contemplated herein or therein (other than with respect to the matters, if any, to be submitted to the Accounting Arbiter in accordance with Section 1.05(b)) shall be instituted in the courts of the State of Delaware. Each party to this Agreement irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware for all purposes related to any such dispute, disagreement or Legal Proceeding.

(b) In connection with any disputes, controversies or Legal Proceedings described in Section 10.08(a), each party to this Agreement irrevocably (i) submits itself to the personal jurisdiction of any court within the State of Delaware, (ii) waives any defense or objection it may now or hereafter have to the laying of venue of any Legal Proceeding in the courts of the State of Delaware, and (iii) waives any claim that any Legal Proceeding under this Agreement brought in any such court has been brought in an inconvenient forum. Each party hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c) THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT THAT THEY MAY HAVE TO TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION, OR IN ANY LEGAL PROCEEDING, DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

SECTION 10.09. Severability.

If any provision contained herein shall be held to be invalid, illegal or unenforceable for any reason, the invalidity, illegality or unenforceability thereof shall not affect any other provision hereof, and, to the extent permitted by Law, this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

SECTION 10.10. Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with the terms and conditions set forth herein. Accordingly, the parties agree that each of them shall be entitled to seek injunctive relief to prevent breaches of the terms of this Agreement without the necessity of proving actual damages or of posting any bond, and to enforce specifically the provisions hereof, in addition to any other remedy now or hereafter available at law or in equity, or otherwise.

SECTION 10.11. Press Releases.

No party hereto (nor any of its Affiliates) shall issue any press release or other public announcement relating to the subject matter of this Agreement without the prior written approval of (i) in the case of a public announcement by the Sellers (or any of their Affiliates), the Parent or (ii) in the case of a public announcement by the Parent or the Purchaser (or any of their Affiliates), Lafarge; provided, however, that any party hereto may make any such public disclosure to the extent such party reasonably determines such public disclosure to be required by applicable Law or the rules of any stock exchange or by any regulatory body or agency having jurisdiction over it or its Affiliates (but in any such case the disclosing party shall, if practicable in the circumstances, use reasonable efforts to allow the other parties reasonable time to comment on such disclosure in advance of its issuance). The Sellers will consult with the Parent prior to making any announcement relating to the subject matter of this Agreement to the employees of the Business and allow the Parent a reasonable opportunity to review and comment on such announcement prior to the release thereof.

SECTION 10.12. Headings.

The headings herein are for convenience of reference only, do not constitute a part of this Agreement and shall not be deemed to limit, extend or otherwise affect the meaning of any of the provisions hereof.

SECTION 10.13. Counterparts.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original (whether such counterpart is originally executed or an electronic copy of an original), and all of which taken together shall constitute one instrument binding on all the parties, notwithstanding that all the parties are not signatories to the original or the same counterpart.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

SELLERS:

LAFARGE NORTH AMERICA INC.

By:	/s/ John Stull
John Stull
President and Chief Executive Officer

LAFARGE BUILDING MATERIALS INC.

By:	/s/ Peter L. Keeley
Name:	Peter L. Keeley
Title:	Vice President, General Counsel, Corporate Secretary & Attorney-in- Fact

QUICKSILVER 2005, LLC

By:	/s/ William G. Miller
Name:	William G. Miller
Title:	Vice President, Secretary, Assistant Treasurer & Attorney-in-Fact

LAFARGE MIDWEST, INC.

By:	/s/ Peter L. Keeley
Name:	Peter L. Keeley
Title:	Vice President, Assistant Secretary & Attorney-in-Fact

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first above written.

PARENT:

EAGLE MATERIALS INC.

By:	/s/ Steven R. Rowley
Steven R. Rowley
President and Chief Executive Officer

PURCHASER:

AUDUBON MATERIALS LLC

By:	/s/ Steven R. Rowley
Steven R. Rowley
President